Exhibit 2.1

ASSET CONTRIBUTION AND

EQUITY PURCHASE AGREEMENT

dated as of January 7, 2015

by and between

ALORICA INC.

and

WEST CORPORATION

TABLE OF CONTENTS

		Page

Exhibits Index		iv

ARTICLE I DEFINITIONS		1
1.1.	Definitions	1

ARTICLE II PURCHASE AND SALE OF COMPANIES’ EQUITY PRE-CLOSING ASSET CONTRIBUTIONS AND ASSUMPTION OF LIABILITIES; POST-CLOSING ASSET TRANSFERS		15
2.1.	Purchase and Sale of the Companies Equity	15
2.2.	Pre-Closing Asset Contributions	15

ARTICLE III PURCHASE PRICE		19
3.1.	Purchase Price	19
3.2.	Determination of Estimated Purchase Price	20
3.3.	Post-Closing Adjustments	20
3.4.	Payment of Adjustments	21
3.5.	Allocation of Purchase Price	22

ARTICLE IV CLOSING		22
4.1.	Closing Date	22
4.2.	Payment on the Closing Date	23
4.3.	Buyer’s Additional Closing Deliveries	23
4.4.	Closing Deliveries of Seller	24

ARTICLE V REPRESENTATIONS AND WARRANTIES OF SELLER		25
5.1.	Organization of Seller and Selling Entities	25
5.2.	Organization and Capital Structure of the Companies	26
5.3.	Capital Stock of Subsidiaries	27
5.4.	Authority of Seller and the Selling Entities	27
5.5.	Financial Statements	29
5.6.	Operations Since Balance Sheet Date	29
5.7.	Condition of Assets	29
5.8.	Governmental Permits	30
5.9.	Real Property	30
5.10.	Taxes	31
5.11.	No Undisclosed Liabilities	33
5.12.	Intellectual Property	34
5.13.	Title and Sufficiency of Assets	35
5.14.	No Violation or Litigation	35
5.15.	Insurance	36
5.16.	Contracts	36
5.17.	Status of Contracts	37
5.18.	Employee Benefit Plans	38

i

5.19.	No Finder	39
5.20.	Employees	40
5.21.	Environmental Matters	40
5.22.	Software and Information Systems	41
5.23.	Data Privacy	42
5.24.	Customers and Suppliers	42
5.25.	Powers of Attorney	42

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF BUYER		42
6.1.	Organization of Buyer	42
6.2.	Authority of Buyer	43
6.3.	Financing	44
6.4.	Investment Intent	44
6.5.	No Finder	45
6.6.	Solvency	45

ARTICLE VII ACTION PRIOR TO THE CLOSING DATE		45
7.1.	Access to Records	45
7.2.	Operations Prior to the Closing Date	46
7.3.	Consents of Third Parties; Governmental Approvals	49
7.4.	Pre-Closing Reorganization	51
7.5.	Notices	51
7.6.	No Solicitation of Other Bids	52
7.7.	Pre-Closing Financing Obligations	53
7.8.	Pre-Closing Delivery of IP Cross-License Agreement	55

ARTICLE VIII ADDITIONAL AGREEMENTS		56
8.1.	Tax Matters	56
8.2.	Use of Names	66
8.3.	Compensation and Employee Benefit Plan Matters	66
8.4.	Non-Solicitation	70
8.5.	Non-Competition	71
8.6.	Substitution of Guaranty	73
8.7.	Intercompany Accounts	74
8.8.	Transition Services Set-Up Costs	74
8.9.	Insurance	74
8.10.	Mutual Release	74
8.11.	Director and Officer Liability and Indemnification	75
8.12.	Commingled Contracts	76
8.13.	Accounts Payable and Receivable	77
8.14.	Litigation Cooperation	77
8.15.	Third Party Consents	78
8.16.	Commercial Agreements	78

ARTICLE IX CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER		78
9.1.	Conditions Precedent to Buyer’s Obligations	78
9.2.	Frustration of Conditions Precedent	79

ARTICLE X CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER		80
10.1.	Conditions Precedent to Seller’s Obligations	80
10.2.	Frustration of Conditions Precedent	81

ARTICLE XI INDEMNIFICATION		81
11.1.	Indemnification by Seller	81
11.2.	Indemnification by Buyer	83
11.3.	Notice of Claims	85
11.4.	Third Party Claims	85
11.5.	Adjustment to Purchase Price	87
11.6.	Calculation of Losses	87
11.7.	Assignment of Claims	88
11.8.	Exclusive Remedy	89

ARTICLE XII TERMINATION		89
12.1.	Termination	89
12.2.	Notice of Termination	90
12.3.	Effect of Termination	90

ARTICLE XIII GENERAL PROVISIONS		90
13.1.	Survival of Obligations	90
13.2.	Confidential Nature of Information	90
13.3.	No Public Announcement	91
13.4.	Notices	91
13.5.	Successors and Assigns	92
13.6.	Access to Records after Closing	92
13.7.	Entire Agreement; Amendments; Conflicts	93
13.8.	Interpretation	93
13.9.	Waivers	95
13.10.	Expenses	95
13.11.	Partial Invalidity	95
13.12.	Execution in Counterparts	95
13.13.	Further Assurances	95
13.14.	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	96
13.15.	Waiver of Conflicts; Confidentiality and Privilege	97
13.16.	Disclaimer of Warranties	97
13.17.	Independent Investigation	98
13.18.	Specific Performance	98
13.19.	Non-Recourse to Lenders	98

Exhibits Index

Exhibit A	Agreed Accounting Principles
Exhibit B	Working Capital Illustration
Exhibit C	Form of IP Cross-License Agreement
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Assignment of Membership Interests
Exhibit F	Form of Stock Power
Exhibit F-1	Form of Deed of Assignment of Shares of West Contact Services, Inc.
Exhibit F-2	Form of Share Transfer of Jamaican Agent Services
Limited
Exhibit F-3	Form of Equity Quotas Assignment Agreement
Exhibit G	Form of Real Property Lease
Exhibit H	Form of Real Property License
Exhibit I	Form of Patent Sublicense Agreement
Exhibit J	Form of West At Home Transitional Trademark License Agreement

ASSET CONTRIBUTION AND EQUITY PURCHASE AGREEMENT

ASSET CONTRIBUTION AND EQUITY PURCHASE AGREEMENT, dated as of January 7, 2015 (this “Agreement”), by and between Alorica Inc., a California corporation (“Buyer”), and West Corporation, a Delaware corporation (“Seller”).

WHEREAS, Seller owns or controls, directly or indirectly, each of the entities identified as asset contributors set forth on Schedule 1.1(a) hereto (together with Seller, the “Asset Contributors”) and each of the entities identified as equity sellers set forth in Schedule 1.1(b) (together with Seller, the “Equity Sellers”). The Equity Sellers together with the Asset Contributors are referred to herein as the “Selling Entities”;

WHEREAS, the Company Group and the Asset Contributors are engaged in the business of providing outsourced agent-based (i) in-bound customer care and technical support call center services, (ii) first and third party debt collection services and (iii) in-bound call center services in response to mass media advertisements for direct response marketers, as reflected in the Interim Financial Statements (as defined herein) (collectively, the “Business”); provided, however, that for avoidance of doubt, the “Business” shall not include any of the Retained Businesses;

WHEREAS, prior to the Closing, Seller desires to contribute and assign to a member of the Company Group, and to cause the other Asset Contributors to contribute and assign to a member of the Company Group, the Contributed Assets and the Assumed Liabilities, respectively, on the terms and subject to the conditions set forth herein; and

WHEREAS, Seller desires to sell to Buyer, and to cause the other Equity Sellers to sell to Buyer, and Buyer desires to purchase from the Equity Sellers, all of the Companies Equity on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, it is hereby agreed between Seller and Buyer as follows:

ARTICLE I

DEFINITIONS

1.1. Definitions. In this Agreement, the following terms have the meanings specified or referred to in this Section 1.1.

“Accounting Firm” has the meaning specified in Section 3.3(b).

“Acquisition Proposal” has the meaning specified in Section 7.6(a).

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or equity or ownership interests or by contract, credit arrangement or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Aggregate Balance” has the meaning specified in Section 8.3(e).

“Agreed Accounting Principles” means GAAP consistently applied, as modified by the accounting policies and exceptions provided for in Exhibit A and, to the extent consistent with GAAP, the historical practices of Seller.

“Agreed Adjustments” has the meaning specified in Section 3.3(b).

“Agreement” has the meaning specified in the first paragraph of this Agreement.

“Alternative Financing” has the meaning set forth in Section 7.7(b).

“Alternative Financing Agreements” has the meaning set forth in Section 7.7(b).

“Alternative Financing Commitment Letter” has the meaning set forth in Section 7.7(b).

“Alternative Transaction” has the meaning specified in Section 7.6(a).

“Ancillary Agreements” means the Buyer Ancillary Agreements and the Seller Ancillary Agreements.

“Annual Balance Sheet” has the meaning specified in Section 5.5(a).

“Annual Financial Statements” has the meaning specified in Section 5.5(a).

“Anti-Corruption Laws” means all laws, rules, and regulations applicable to the Company Group concerning or relating to bribery or corruption of foreign Persons or entities.

“Asset Contributors” has the meaning specified in the first recital of this Agreement.

“Asset Contributions” has the meaning specified in Section 2.2(a).

“Assumed Contracts” has the meaning specified in Section 2.2(a)(vi).

“Assumed IP Licenses” has the meaning specified in Section 2.2(a)(ii).

“Assumed Liabilities” has the meaning specified in Section 2.2(c).

“Base Purchase Price” has the meaning specified in Section 3.1(a).

“Business” has the meaning specified in the second recital of this Agreement.

“Business Day” means any day except a Saturday, Sunday, United States federal holiday or California State holiday.

“Business Employees” means (i) persons who are employed (including such persons who are not actively at work on account of illness, disability or other leave of absence) by any member of the Company Group, other than those persons listed by name or by position on Schedule 1.1(c), and (ii) persons who are employed (including such persons who are not actively at work on account of illness, disability or other leave of absence) by any Asset Contributor and who are listed by name or by position on Schedule 1.1(d).

“Buyer” has the meaning specified in the first paragraph of this Agreement.

“Buyer Ancillary Agreements” means all agreements, instruments and documents being or to be executed and delivered by Buyer or any of its Affiliates (or, in connection with agreements, instruments and documents executed, delivered or performed after the Closing, the members of the Company Group) under this Agreement or in connection herewith, including the Transition Services Agreement, the IP Cross-License Agreement, the Patent Sublicense Agreement, the Real Property Leases, the Real Property Licenses and the West At Home Transitional Trademark License Agreement.

“Buyer Covered Employees” has the meaning specified in Section 8.4(d).

“Buyer Designated Affiliate” has the meaning specified in Section 2.1.

“Buyer Fundamental Representations” means the representations and warranties of Buyer contained in Sections 6.2(a) and 6.5.

“Buyer Group Member” means Buyer and its Affiliates and their respective successors and assigns.

“Buyer’s Benefit Programs” has the meaning specified in Section 8.3(c).

“Buyer’s FSA” has the meaning specified in Section 8.3(e).

“Buyer Taxes” has the meaning specified in Section 8.1(a)(ii).

“Claim Notice” has the meaning specified in Section 11.3(a).

“Closing” means the closing of the transfer of the Companies Equity and the Contributed Assets from the Selling Entities to Buyer.

“Closing Date” has the meaning specified in Section 4.1.

“Closing Date Balance Sheet” means the combined balance sheet of the Company Group, taking into account the Transferred Assets and the Assumed Liabilities, in each case as of the Measurement Time and prepared in accordance with the Agreed Accounting Principles.

“Closing Date Working Capital” means (a) current assets (including cash and cash equivalents (provided that any cash held by WCSI, Jamaican Agent Services Limited or West Contact Services Mexico shall be credited dollar for dollar for the US Dollar equivalent of the first $350,000 held by such entities, and shall be credited 60% of the US Dollar equivalent for any amount in excess of $350,000) and excluding all deferred Tax assets and all Tax refunds) of the consolidated Company Group or included in the Contributed Assets minus (b) current liabilities (excluding Tax liabilities other than liabilities for non-Income Taxes imposed on any Company Group Member and Income Taxes imposed on any Company Group Member organized outside of the United States) of the consolidated Company Group or included in the Assumed Liabilities, in each case determined as of the Measurement Time and prepared in accordance with Exhibit B and the Agreed Accounting Principles.

“COBRA” has the meaning specified in Section 5.18(e).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Agreements” means the agreements between Buyer and Seller and certain of their Affiliates identified on Schedule 1.1 (e)

“Commingled Contracts” has the meaning specified in Section 8.12(a).

“Companies” means West Business Solutions, LLC, West At Home, LLC, WCSI, Jamaican Agent Services Limited, WAM, West Contact Services Mexico and West Direct II, Inc.

“Companies Equity” means all of the issued and outstanding capital stock and other equity interests in each of the Companies.

“Company Agreements” has the meaning specified in Section 5.17.

“Company Group” means the Companies and the Company Subsidiary.

“Company Group Member” means any Person (other than an individual) that is part of the Company Group.

“Company Group Member Plan” has the meaning specified in Section 5.18(c).

“Company Group Intellectual Property” means Intellectual Property owned as of the date of this Agreement by any Company Group Member.

“Company Plan” means any Plan covering or providing benefits to any Business Employee or the dependents or beneficiaries of any Business Employee.

“Company Subsidiary” means West Direct, LLC, a Delaware limited liability company.

“Confidentiality Agreement” means that certain Confidentiality Agreement dated August 6, 2014 by and between Buyer and Seller, as amended from time to time.

“Consolidated Tax Group” means any affiliated, combined, consolidated, unitary or similar group with respect to Taxes, including an “affiliated group” as defined in Section 1504(a) of the Code and any similar group of corporations that files Tax Returns on a combined, consolidated or unitary basis.

“Consumer Investigation” means each of the investigations described under clause (b) of Schedule 5.8.

“Contract” means any legally binding agreement, contract, license, lease, commitment, written or oral.

“Contributed Assets” has the meaning specified in Section 2.2(a).

“Copyrights” has the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“Court Order” means any judgment, order, award or decree of any foreign, federal, state, local or other court or tribunal and any award in any arbitration proceeding.

“Current Seller Customers” has the meaning specified in Section 8.4(d).

“Data Laws” means Requirements of Law in any jurisdiction (federal, state, local, and non-U.S.) applicable to data privacy, data security, and/or personal information.

“Data Room” means the Venue virtual data room made available by Seller in connection with the transactions contemplated by this Agreement.

“Debt Commitment Letters” has the meaning set forth in Section 6.3(a).

“Debt Financing” has the meaning set forth in Section 6.3(a).

“Designated Firm” means Sidley Austin LLP and their respective successors and assigns.

“Dispute” means any dispute, controversy or claim, including claims seeking redress or asserting rights under any Requirements of Law.

“DOE” means the United States Department of Education.

“DOE Contract” means an agreement to collect defaulted student loans on behalf of the DOE.

“DOJ” means the U.S. Department of Justice.

“Domain Names” has the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“Encumbrance” means any lien, adverse claim, charge, security interest, mortgage, encumbrance, pledge, easement, conditional sale or other title retention agreement.

“Environmental Laws” means all applicable Requirements of Law as in effect on the date hereof that (a) regulate the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, exposure to, or cleanup of any Hazardous Substances or (b) impose liability with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.) or any other similar Requirements of Law of similar effect.

“Environmental Permits” has the meaning set forth in Section 5.21(a).

“Equity Sellers” has the meaning specified in the first recital of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any corporation, trade or business (whether or not incorporated) or other organization which, together with the Companies and the Company Subsidiary, is treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Estimated Closing Date Working Capital” has the meaning specified in Section 3.2.

“Estimated Purchase Price” has the meaning specified in Section 3.2.

“Excluded Assets” has the meaning specified in Section 2.2(b).

“Excluded Liabilities” has the meaning specified in Section 2.2(d).

“Excluded Taxes” has the meaning specified in Section 8.1(a)(i).

“Federal mid-term rate” has the meaning specified in Section 8.1(a)(v).

“Financial Statements” has the meaning specified in Section 5.5(a).

“Financing Agreements” has the meaning set forth in Section 7.7(a).

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles, as in effect at the date of the applicable financial statements.

“Governmental Body” means any (i) government or any governmental, regulatory or administrative body thereof, or political subdivision thereof, whether federal, state, provincial, municipal, local or foreign, (ii) governmental agency, instrumentality, commission, department, board, bureau or any authority thereof, (iii) multinational or supra national entity, body or authority, including a body or authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, or (iv) court or tribunal.

“Governmental Permits” has the meaning specified in Section 5.8(a).

“Guaranties” has the meaning specified in Section 8.6.

“Hazardous Substances” means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, in a manner or form that is subject to regulation, control or remediation under any Environmental Laws and includes, without limitation, petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, mold, lead or lead-containing materials, polychlorinated biphenyls and any other chemicals, materials, substances or wastes in any amount or concentration which are included in the definition of “hazardous substances,” “hazardous materials,” “hazardous wastes,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “pollutants,” “regulated substances,” “solid wastes,” or “contaminants” or words of similar import, under any Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Income Tax” means any federal, state, local, or non-U.S. Tax measured by or imposed with respect to net income, gains or profits, including any interest, penalty, or addition thereto, whether disputed or not.

“Income Tax Return” means any Tax Return relating to Income Tax.

“Indemnified Party” has the meaning specified in Section 11.3(a).

“Indemnitor” has the meaning specified in Section 11.3(a).

“Insurance Policies” has the meaning specified in Section 5.15.

“Intellectual Property” means all (a) patents (including utility and design patents), patent applications, Patent Cooperation Treaty filings, patent disclosures and all related extensions, continuations, continuations-in-part, divisions, reissues, and reexaminations, utility models, certificates of invention and design patents, and all extensions thereto (“Patents”), (b) trademarks, service marks, trade dress, brand names, certification marks, logos, slogans, corporate names, trade names, business names, geographic indications and other designations of source, origin, sponsorship, endorsement or certification, together with the goodwill associated with any of the foregoing, in each case whether registered or unregistered, and all applications and registrations therefor (“Trademarks”), (c) domain names, uniform resource locators, Class B IP addresses and any other addresses for use on the Internet, mobile devices or any other computer network or communication system (“Domain Names”), (d) registered and unregistered copyrights in both published works and unpublished works and registrations and applications therefor, together with all renewals, extensions, translations, adaptations, derivations and combinations therefor, works of authorship, publications, documentation, website content and database rights (“Copyrights”), (e) “look and feel” of websites, rights of publicity and rights of privacy, (f) know-how, trade secrets, confidential and proprietary information, algorithms, formulae, inventions, processes, techniques, technical data, designs and customer and supplier lists and information, in each case whether or not known to the public, whether patentable or not and whether or not reduced to practice, (g) computer programs, proprietary software, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, operating systems, design documents, website code and specifications, flow-charts, user manuals and training materials relating thereto and any translations thereof (“Software”), (h) other intellectual property or similar corresponding or equivalent right to any of the foregoing or other proprietary or contract right relating to any of the foregoing (including remedies against infringements thereof and rights of protection of interest therein under the laws of all jurisdictions) and (i) copies and tangible embodiments thereof, in each case whether or not the same are in existence as of the date of this Agreement or developed after such date and in any jurisdiction throughout the world.

“Interactive Solutions” has the meaning specified in Section 8.4(d).

“Intercompany Accounts” means any balance related to indebtedness, guaranty, receivable, payable or other account (i) between or among the Company Group Members, or (ii) between Seller and its Affiliates (other than the Company Group), on the one hand, and one or more members of the Company Group, on the other hand.

“Interim Balance Sheet” has the meaning specified in Section 5.5(a).

“Interim Balance Sheet Date” means September 30, 2014.

“Interim Financial Statements” has the meaning specified in Section 5.5(a).

“IP Cross-License Agreement” means the Intellectual Property Cross-License Agreement by and between Seller and Buyer, in the form of Exhibit C.

“IRS” means the U.S. Internal Revenue Service.

“Jamaican Agent Services Limited” means Jamaican Agent Services Limited, a company incorporated under the laws of Jamaica.

“Knowledge of Buyer” means the actual conscious awareness after reasonable inquiry of the following individuals: Andy Lee, Art DiBari, Jack Pollock, Cornelius Colao, James Malloy and CeCe Pan.

“Knowledge of Seller” means the actual conscious awareness after reasonable inquiry of the following individuals: Janet Anderson, Nancee Berger, Jessica Dennis, Matt Driscoll, Dave Hall, Daniel Hicks, Greg Hogenmiller, Mick Mazour, Paul Mendlik, David Mussman, Steve Stangl, David Treinen and Robin Westfall.

“Lease” has the meaning specified in Section 5.9.

“Leased Real Property” has the meaning specified in Section 5.9.

“Lenders” has the meaning set forth in Section 6.3(a).

“Liability” means any debt, liability, claim, demand, expense, fine, penalty, commitment or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, asserted or unasserted, or due or to become due) of every kind and description and including all costs and expenses related thereto, including Taxes.

“Losses” means any and all losses, costs, liabilities (excluding contingent liabilities until such time as they cease to be contingent), damages, disbursements, settlement payments, awards, judgments, fines, penalties, damages or expenses, including Taxes.

“Marks” has the meaning specified in Section 8.2.

“Material Adverse Effect” means any change, event or development that has had or would reasonably be expected to have, individually or together with any other change, event or development, a material adverse effect on (a) the ability of Seller and its Affiliates to perform their respective obligations under this Agreement and the Ancillary Agreements to which they are a party or to consummate the transactions contemplated thereby, or (b) the financial condition or results of operations or business of the Company Group and the Business, taken as a whole; provided, however, that Material Adverse Effect shall not include any of the following changes or developments or any effect of any change or development arising out of or attributable to any of the following, either alone or in combination: (i) economic, financial market (including the financing, banking, currency or capital markets and including changes in interest or exchange rates), regulatory or political conditions or any act of war, declared or undeclared, armed hostilities, civil unrest, sabotage or terrorism or escalation thereof, (ii) any changes or prospective changes in applicable Requirements of Law or interpretations thereof or changes or prospective changes in accounting rules or principles, or interpretations thereof, (iii) any acts of God, including any hurricane, tornado, flood, earthquake or other natural disaster, or any other damage to or destruction of assets caused by casualty, (iv) the execution and public announcement of this Agreement, including any release or announcement contemplated by any of the Ancillary Agreements, and consummation of the transactions contemplated hereby and thereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees (including the failure of any customer to provide any consent in connection with the transactions contemplated by this Agreement), (v) any changes in prices for commodities, goods, services, or the availability or costs of hedges or other derivatives, including fluctuations in market rates, (vi) any action taken, or omitted to be taken, by Seller or its Affiliates to the extent in compliance with the terms of this Agreement and the Ancillary Agreements, (vii) any action not taken by Seller or any of its Affiliates because Buyer did not provide written consent for such action, (viii) any change that is generally applicable to the industries or markets in which the Business operates; (ix) any fact, matter or circumstance identified in the Schedules to the extent that it is readily apparent on its face that it could reasonably be expected to result in an Material Adverse Effect; (x) any actions taken by Buyer or any of its Affiliates or any actions taken at the request of Buyer or with Buyer’s prior written consent; (xi) WAM not being awarded a DOE Contract or the DOE informing the Seller Group or the Company Group that it does not intend to award WAM a DOE Contract; or (xii) any failure to meet projections or budgets; provided, however, that any event, occurrence, development, fact, condition or change referred to in clauses (i), (ii), (v) or (viii) shall be taken into account in determining if a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, development, fact, condition or change has a materially disproportionate effect on the Company Group and the Business compared to other participants in the industries in which the Company Group operates.

“Measurement Time” means 11:59 p.m., Central time, on the Closing Date.

“MOU” means that certain memorandum of understanding between WAM and the Consumer Finance Protection Bureau dated December 31, 2014.

“Notice of Objection” has the meaning specified in Section 3.3(b).

“Open Source Software” means any Software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed under a Reciprocal License.

“Ordinary Course of Business” means the ordinary course of business of the Company Group and the Asset Contributors (with respect to the Contributed Assets and Assumed Liabilities) consistent with past custom and practice (including with respect to quantity and frequency).

“Other Guaranties” has the meaning specified in Section 8.6.

“Owned Real Property” has the meaning specified in Section 5.9.

“Patents” has the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“Patent Sublicense Agreement” means the Patent Sublicense Agreement by and among Seller, West Direct, LLC and Buyer, in the form of Exhibit I.

“Permitted Encumbrances” means (a) Encumbrances for Taxes and other governmental charges and assessments which are not yet due and payable, (b) Encumbrances of carriers, warehousemen, mechanics and materialmen and other like Encumbrances arising in the Ordinary Course of Business for sums not yet due and payable, (c) Requirements of Law relating to zoning, entitlement and other land use regulations that are not violated in any material respect by current occupancy or use of real property, (d) pledges or deposits to secure obligations under workers’ compensation Requirements of Law or to secure other public or statutory obligations, (e) Encumbrances disclosed on the Interim Balance Sheet or notes thereto and securing liabilities reflected on such Interim Balance Sheet or notes thereto, (f) other Encumbrances or covenants, conditions, restrictions, easements, rights-of-way and similar restrictions of record or imperfections on property which do not, individually or in the aggregate, materially detract from the value of or materially impair the existing use of the property affected by such Encumbrance or imperfection, or (g) Encumbrances that have been placed by a third party on the fee title of real property constituting the Leased Real Property.

“Person” means any individual, firm, corporation, partnership, joint venture, association, joint-stock company, limited liability company, unlimited liability company, trust, unincorporated organization, Governmental Body or other entity.

“Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA, applied without regard to the exceptions from coverage contained in Sections 4(b)(4) or 4(b)(5) thereof, and any other material employee or fringe benefit plan, program, agreement or arrangement, in each case that is or was previously sponsored, maintained or contributed to by Seller or any of its ERISA Affiliates as of the Closing Date.

“Potential Contributor” has the meaning specified in Section 11.7.

“Pre-Closing Straddle Period” means that portion of a Straddle Period ending on and including the Closing Date.

“Pre-Closing Tax Period” means any taxable year or period ending on or before the Closing Date (excluding any Pre-Closing Straddle Period).

“Preliminary Allocation Schedule” has the meaning specified in Section 3.5(b).

“Preliminary Closing Date Balance Sheet” has the meaning specified in Section 3.3(a)(i).

“Preliminary Closing Date Working Capital” has the meaning specified in Section 3.3(a)(ii).

“Price Calculation” has the meaning specified in Section 3.2.

“Proceeding” shall mean any claim, demand, charge, complaint, action, suit, proceeding, hearing, audit or investigation, whether judicial or administrative, of any Person (including arbitrators and mediators) or Governmental Body.

“Protected Seller Communications” has the meaning specified in Section 13.15.

“Purchase Price” has the meaning specified in Section 3.1.

“Real Property Leases” means lease agreements, each in the form of Exhibit G, between Seller or its applicable Affiliate and Buyer or its applicable Affiliate, with respect to each of the real properties identified on Schedule 1.1(f).

“Real Property Licenses” means license agreements, each in the form of Exhibit H, between Seller or its applicable Affiliate and Buyer or its applicable Affiliate, with respect to each of the real properties identified on Schedule 1.1(g).

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon: (i) the disclosure, distribution or licensing of any Software (other than such item of Software in its unmodified form); (ii) a requirement that any disclosure, distribution or licensing of any Software (other than such item of Software in its unmodified form) be at no charge; (iii) a requirement that any other license of any Software (other than such item of Software in its unmodified form) be permitted to modify, make derivative works of or reverse-engineer any such Software; or (iv) a requirement that any Software (other than such item of Software in its unmodified form) be redistributable by other licensees.

“Registered Intellectual Property” means Intellectual Property that is subject to registrations, applications for registration, or other filings with or issuances by any Governmental Body or other Person, including, without limitation, any registrar or registry of Domain Names.

“Reorganization” has the meaning specified in Section 7.4(a).

“Requirements of Law” means the requirements of any federal, state, provincial and local laws, statutes, constitutions, regulations, rules, codes, orders, ordinances, treaties or charters enacted, adopted, issued or promulgated by any Governmental Body.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Restricted Activities” has the meaning specified in Section 8.5(a).

“Restricted Period” has the meaning specified in Section 8.5(a).

“Retained Businesses” means the Seller’s and its subsidiaries’ cost containment services for healthcare insurance payers, third party administrators, managed care organizations, healthcare providers, including hospitals and physicians, and self-insured organizations, which may include, without limitation overpayment identification (post and pre-pay), overpayment recovery, subrogation services, and survey services; business to business sales and account management services, including lead management, team sell, account management and sole territory coverage; healthcare advocacy services, medical services, health and wellness coaching, employee assistance plans, chronic care solutions, benefits enrollment solutions, biometric screening, and price transparency tools and services for consumers, employers and other healthcare industry participants; in-bound patient communication (including agent-based call center services) on behalf of healthcare equipment providers, pharmaceutical companies, retail providers of healthcare products and services and other healthcare service providers; notification services in connection with first or third party debt collection services; operator assisted conference call services; emergency communication services, including 911 call answering services; and the businesses described on Schedule 8.5.

“Review Period” has the meaning specified in Section 3.3(b).

“Section 338(h)(10) Election” has the meaning specified in Section 8.1(g).

“Seller” has the meaning specified in the first paragraph of this Agreement.

“Seller Ancillary Agreements” means all agreements, instruments and documents being or to be executed and delivered by Seller, any Selling Entity or, in connection with agreements, instruments and documents executed, delivered or performed prior to the Closing, the Companies under this Agreement or in connection herewith, including the Transition Services Agreement, the IP Cross-License Agreement, the Patent Sublicense Agreement, the Real Property Leases, the Real Property Licenses and the West At Home Transitional Trademark License Agreement.

“Seller Business” has the meaning specified in Section 8.12(a).

“Seller Business Services” has the meaning specified in Section 8.5(b).

“Seller Covered Employees” has the meaning specified in Section 8.4(d).

“Seller Fundamental Representations” means the representations and warranties of Seller contained in Sections 5.2(b), 5.2(c), 5.3, 5.4(a), 5.4(b), 5.4(c), 5.13(a) and 5.19.

“Seller Group” means Seller and its Subsidiaries other than the Company Group.

“Seller Group Member” means Seller and its Affiliates and their respective successors and assigns.

“Seller Taxes” has the meaning specified in Section 8.1(a).

“Seller’s FSA” has the meaning specified in Section 8.3(e).

“Selling Entities” has the meaning specified in the first recital of this Agreement.

“Software” has the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“Staff Business Employee” means any Business Employee who is coded as “staff” in the Seller’s systems as of the Closing Date.

“Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). The term ‘‘Subsidiary’’ shall include all Subsidiaries of such Subsidiary.

“Target Working Capital” means $57,849,078.

“Tax” (and, with correlative meaning, “Taxes”) means any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer or stamp tax, severance, occupation, environmental, real property, social security (or similar), unemployment, disability, employee or other tax withholding, or any other similar tax, custom, duty, governmental fee or other similar tax of any kind whatsoever, and any like assessment or charge, imposed by any Governmental Body and any interest, penalties or additions to tax in respect of the foregoing (whether disputed or not).

“Tax Attributes” means, with respect to any Tax, any Tax basis, net operating loss carryovers, net capital loss carryovers, Tax credits and similar Tax items of any Person.

“Tax Package” has the meaning specified in Section 8.1(b)(iv).

“Tax Return” means any return, declaration, report, or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Termination Date” has the meaning specified in Section 12.1(b).

“Third Party Claim” has the meaning specified in Section 11.4(a).

“Top 10 Suppliers” means the ten (10) largest suppliers of the Business as measured by the estimated dollar amount of purchases therefrom during the nine months ended September 30, 2014.

“Top 20 Customers” means the twenty (20) largest customers of the Business by revenue received by the Business (taken as a whole) during the nine months ended September 30, 2014.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“Transfer Tax” has the meaning specified in Section 8.1(a)(iv).

“Transferred Domain Names” has the meaning specified in Section 2.2(a)(iv).

“Transferred Intellectual Property” means all Intellectual Property included in the Contributed Assets, including, without limitation, Transferred Domain Names, Transferred Patent Rights and Transferred Trademarks.

“Transferred Patent Rights” has the meaning specified in Section 2.2(a)(v).

“Transferred Trademarks” has the meaning specified in Section 2.2(a)(iii).

“Transition Services Agreement” means the Transition Services Agreement by and between Seller and Buyer, in the form of Exhibit D.

“WAM” means West Asset Management, Inc., a Delaware corporation.

“WARN” means the Workers Adjustment and Retraining Notification Act of 1988.

“WCSI” means West Contact Services, Inc., a corporation organized under the laws of the Philippines.

“West At Home, LLC” means West At Home, LLC, a Delaware limited liability company.

“West At Home Transitional Trademark License Agreement” means a license agreement, in the form of Exhibit J, between Seller and Buyer.

“West Business Solutions, LLC” means West Business Solutions, LLC, a Delaware limited liability company.

“West Contact Services Mexico” means West Contact Services Mexico, S. de R.L. de C.V., a limited liability company organized under the laws of Mexico.

“West Direct II, Inc.” means West Direct II, Inc., an Arizona corporation.

ARTICLE II

PURCHASE AND SALE OF COMPANIES’ EQUITY PRE-CLOSING ASSET CONTRIBUTIONS AND ASSUMPTION OF LIABILITIES; POST-CLOSING ASSET TRANSFERS

2.1. Purchase and Sale of the Companies Equity. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall, and shall cause the other Equity Sellers to, sell, transfer, assign, convey and deliver to Buyer and/or one or more of Buyer’s Affiliates designated in writing by Buyer to Seller (each, a “Buyer Designated Affiliate”), and Buyer and/or one or more Buyer Designated Affiliates shall purchase, acquire and accept from the Equity Sellers, all of the Equity Sellers’ right, title and interest in and to all of the issued and outstanding Companies Equity.

2.2. Pre-Closing Asset Contributions.

(a) Contributed Assets. On the terms and subject to the conditions set forth in this Agreement and subject to the exclusions set forth in Section 2.2(b), prior to the Closing, Seller shall, and shall cause the other Asset Contributors to, contribute, transfer, assign, convey and deliver to a member of the Company Group, and such member of the Company Group shall acquire and accept from Seller and the other Asset Contributors, all of the Seller Group’s, including all of the Asset Contributors’, right, title and interest in, to and under the following assets, properties and rights (collectively, the “Contributed Assets”):

(i) all assets, properties and rights that are reflected on the Interim Balance Sheet (other than assets, properties and rights disposed of in the Ordinary Course of Business since the Interim Balance Sheet);

(ii) the Intellectual Property licenses from third parties listed in Schedule 2.2(a)(ii) (the “Assumed IP Licenses”);

(iii) the Trademarks listed in Schedule 2.2(a)(iii) (the “Transferred Trademarks”);

(iv) the Domain Names listed in Schedule 2.2(a)(iv) (the “Transferred Domain Names”);

(v) the Patents listed in Schedule 2.2(a)(v) (the “Transferred Patent Rights”);

(vi) all Contracts to which an Asset Contributor is a party that relate exclusively to the Business, including the Contracts listed in Schedule 2.2(a)(vi) (collectively, the “Assumed Contracts”);

(vii) a copy of the books and records of the Seller Group, to the extent in the possession of the Seller Group and in each case as they relate to the Contributed Assets and the Assumed Liabilities; and

(viii) the assets set forth on Schedule 2.2(a)(viii).

The transactions contemplated by this Section 2.2(a) and Section 2.2(c) are hereinafter collectively referred to as the “Asset Contributions”.

(b) Excluded Assets. Notwithstanding anything to the contrary contained in this Agreement, all of the assets and properties of Seller and the other Asset Contributors other than the Contributed Assets (the “Excluded Assets”) shall be retained and shall not be conveyed hereunder. Without limiting the foregoing, the following assets shall be excluded from the Contributed Assets:

(i) all cash and cash equivalents on hand or held by any bank or other third Person, other than cash and cash equivalents reflected on the Closing Date Balance Sheet or included in Closing Date Working Capital;

(ii) all of the Asset Contributors’ right, title and interest in owned and leased real property and other interests in real property, including the Owned Real Property (subject to the terms of the Real Property Leases), and all such right, title and interest under each real property lease pursuant to which any of the Asset Contributors leases, subleases (as sub-landlord or sub-tenant) or otherwise occupies any such leased real property, including all improvements, fixtures and appurtenances thereto and rights in respect thereof;

(iii) all Intellectual Property owned by the Asset Contributors other than the Transferred Trademarks, Transferred Domain Names and Transferred Patent Rights, including (A) all Trademarks and Domain Names to the extent such Trademarks and Domain Names incorporate the name “West” or any variation thereof and (B) the Intellectual Property set forth in Schedule 2.2(b)(iii);

(iv) except as set forth in Section 8.3, the Plans and other employee benefit plans, programs, arrangements and agreements (including any retirement benefit and post-retirement health benefit plans, programs, arrangements and agreements) sponsored or maintained by the Asset Contributors or their respective ERISA Affiliates, and any trusts and other assets related thereto;

(v) all policies of or agreements for insurance and interests in insurance pools and programs;

(vi) all causes of action (including counterclaims) and defenses against third parties relating to any of the Excluded Assets or the Excluded Liabilities as well as any books, records and privileged information relating thereto;

(vii) all books and records of the Seller Group other than those book and records included in the Contributed Assets;

(viii) all records and reports prepared or received by Seller or any of its Affiliates to the extent in connection with the sale of the Business and the transactions contemplated hereby, including all analyses relating to the Business or Buyer so prepared or received;

(ix) except for the assets included pursuant to Section 2.2(a)(i), all assets not related exclusively to, or exclusively used in, the Business, including those assets to be conveyed by a Company Group Member to another Affiliate of Seller pursuant to Section 7.4;

(x) any Commingled Contracts, which will be treated in accordance with Section 8.12(a); and

(xi) the assets set forth in Schedule 2.2(b)(xi).

(c) Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement and subject to the exclusions set forth in Sections 2.2(d)(i), (ii) and (iii), the applicable members of the Company Group shall, effective upon consummation of the Asset Contributions described in Section 2.2(a), assume, discharge and perform, all Liabilities of Seller, the other Asset Contributors and any other Seller Group Member arising from or to the extent relating to the Contributed Assets or the Business, as the same shall exist on the Closing Date (or, if contributed prior to the Closing Date, the applicable contribution date) (collectively, the “Assumed Liabilities”). Without limiting the generality of the foregoing, the following shall be included among the Assumed Liabilities:

(i) Subject to Buyer’s rights under Article XI, all Liabilities reflected on the Closing Date Balance Sheet;

(ii) all Liabilities arising under any of the Assumed Contracts;

(iii) all Liabilities arising under each of the Assumed IP Licenses;

(iv) subject to Buyer’s rights under Article XI, all Liabilities to the extent related to the Business (including all Liabilities related to the Contributed Assets or arising out of any cause of action to the extent related to the Business), whether accruing before, on or after the Closing Date, whether known or unknown, fixed or contingent, asserted or unasserted, and not satisfied or extinguished as of the Closing Date; and

(v) subject to Buyer’s rights under Article XI, all Liabilities arising from or relating to the employment, termination of employment or employment practices with respect to current or former employees of the Business before, on or after the Closing Date, including Liabilities arising out of any Proceedings with respect thereto (except to the extent otherwise expressly stated in this Agreement) and all accrued but unpaid wages, bonuses, short-term disability benefits, vacation and paid time off and all liabilities or obligations assumed by Buyer pursuant to Section 8.3.

(d) Excluded Liabilities. The Company Group is not assuming or agreeing to pay, discharge or perform any Seller Taxes, which Seller Taxes shall be paid by Seller pursuant to Section 8.1, or any Liabilities of Seller or the other Asset Contributors or any other member of the Seller Group except for the Assumed Liabilities (the “Excluded Liabilities”), including the following Liabilities of Seller or the other Asset Contributors, notwithstanding any other provisions of this Agreement:

(i) any indebtedness for borrowed money, other than indebtedness reflected in the Closing Date Working Capital;

(ii) all Liabilities to the extent related to the Excluded Assets or arising out of any cause of action to the extent related to the Excluded Assets, whether accruing before, on or after the Closing Date, whether known or unknown, fixed or contingent, asserted or unasserted, and not satisfied or extinguished as of the Closing Date; and

(iii) all Liabilities of Seller or any of its Affiliates arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the other Ancillary Agreements and the transactions contemplated hereby and thereby, including, without limitation, fees and expenses of counsel, accountants, consultants, advisers (including Morgan Stanley & Co. LLC and Sidley Austin LLP) and others.

(e) Third Party Consents. To the extent that any Asset Contributor’s rights under any Contract or Governmental Permit constituting a Contributed Asset, or any other Contributed Asset, may not be assigned to the applicable member of the Company Group without the consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful; provided, however, that subject to the satisfaction or waiver of the conditions contained in Articles IX and X, the Closing shall occur notwithstanding the foregoing without any adjustment to the Purchase Price on account thereof. Following the Closing, at the request of Buyer, Seller shall use its reasonable best efforts to obtain any such required consent(s) as promptly as possible; provided, however, that neither the Seller Group nor the Buyer Group shall be required to pay any consideration therefor. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair the Company Group’s rights under the Contributed Asset in question so that the applicable member of the Company Group would not in effect acquire the benefit of all such rights, the parties shall use commercially reasonable efforts to enter into such arrangements (such as subleasing, sublicensing or subcontracting) to provide to the parties the economic and, to the extent permitted under applicable Requirements of Law, operational equivalent of the transfer of such asset and/or Liability as of the Closing.

ARTICLE III

PURCHASE PRICE

3.1. Purchase Price. In consideration for the Companies Equity, Buyer shall pay to Seller the aggregate cash purchase price (the “Purchase Price”), which Purchase Price shall be allocated in accordance with Section 3.5 and shall be an amount equal to:

(a) two hundred seventy five million Dollars ($275,000,000) (the “Base Purchase Price”) consisting of:

(i) one hundred twenty eight million five hundred thousand Dollars ($128,500,000) for the Companies Equity of WAM;

(ii) one hundred sixteen million five hundred thousand Dollars ($116,500,000) for the Companies Equity of West Business Solutions, LLC;

(iii) three million Dollars ($3,000,000) for the Companies Equity of West At Home, LLC;

(iv) four million Dollars ($4,000,000) for the Companies Equity of WCSI;

(v) three hundred thousand Dollars ($300,000) for the Companies Equity of Jamaican Agent Services Limited;

(vi) two million Dollars ($2,000,000) for the Companies Equity of West Contact Services Mexico; and

(vii) twenty million seven hundred thousand Dollars ($20,700,000) for the Companies Equity of West Direct II, Inc.;

(b) plus the amount, if any, by which the Closing Date Working Capital is greater than the Target Working Capital or minus the amount, if any, by which the Closing Date Working Capital is less than the Target Working Capital.

3.2. Determination of Estimated Purchase Price. At least five (5) calendar days prior to the Closing, Seller shall deliver to Buyer a written calculation (the “Price Calculation”) substantially in the form attached hereto as Schedule 3.2 setting forth in reasonable detail Seller’s estimate of the Purchase Price (the “Estimated Purchase Price”), including the estimated Closing Date Working Capital (the “Estimated Closing Date Working Capital”) and the components thereof. The Price Calculation shall be prepared in good faith by Seller.

3.3. Post-Closing Adjustments. (a) As promptly as practicable (but not later than ninety (90) days) following the Closing Date, Buyer shall:

(i) prepare, in accordance with the Agreed Accounting Principles, a Closing Date Balance Sheet (the “Preliminary Closing Date Balance Sheet”); and

(ii) deliver to Seller the Preliminary Closing Date Balance Sheet and a written statement setting forth in reasonable detail Buyer’s calculation of the Closing Date Working Capital (the “Preliminary Closing Date Working Capital”).

(b) Seller may, within sixty (60) days after the date of receipt of the Preliminary Closing Date Balance Sheet and the Preliminary Closing Date Working Capital (such period, the “Review Period”), deliver to Buyer a written statement (“Notice of Objection”) setting forth its objections thereto, together with a summary of the reasons therefor and calculations which, in its view, are necessary to eliminate such objections. In the event Seller does not so object within the Review Period, the Preliminary Closing Date Balance Sheet and the Preliminary Closing Date Working Capital shall be final and binding as the Closing Date Balance Sheet and the Closing Date Working Capital, respectively, for purposes of this Agreement. In the event Seller so objects within the Review Period, Buyer and Seller shall use their reasonable efforts to resolve by written agreement (the “Agreed Adjustments”) any differences as to the Preliminary Closing Date Balance Sheet and the Preliminary Closing Date Working Capital and, in the event Seller and Buyer so resolve any such differences, the Preliminary Closing Date Balance Sheet and the Preliminary Closing Date Working Capital, in each case as adjusted by the Agreed Adjustments, shall be final and binding as the Closing Date Balance Sheet and the Closing Date Working Capital, respectively, for purposes of this Agreement. In the event any objections raised by Seller are not resolved by Agreed Adjustments within fifteen (15) days after Buyer’s receipt of the Notice of Objection, then Buyer and Seller shall submit the objections that are then unresolved to an independent national accounting firm acceptable to both Buyer and Seller, and such firm (the “Accounting Firm”) shall be directed by Buyer and Seller to resolve the unresolved objections as promptly as reasonably practicable and to deliver (within 30 days after the engagement of the Accounting Firm) written notice to each of Buyer and Seller setting forth its resolution of the disputed matters. The Accounting Firm’s role in completing such review shall be limited to resolving such objections and determining the correct calculations to be used with respect to only the disputed portions of the Preliminary Closing Date Balance Sheet and the Preliminary Closing Date Working Capital. In resolving such objections, the Accounting Firm shall apply the provisions of this Agreement concerning determination of the amounts set forth in the Preliminary Closing Date Balance Sheet and the Preliminary Closing Date Working Capital and the decision of the Accounting Firm shall be solely based on (i) whether such item objected to was prepared in accordance with the guidelines set forth in this Agreement concerning determination of the amounts set forth therein, including, for the avoidance of doubt, the Agreed Accounting Principles or (ii) whether such item objected to contains a mathematical or clerical error; provided, however, that, in making such decision, the Accounting Firm shall not use any dollar amount that is either lower or higher, as applicable, than those which were proposed by Buyer and Seller. The Preliminary Closing Date Balance Sheet and the Preliminary Closing Date Working Capital, in each case after giving effect to any Agreed Adjustments and to the resolution of disputed matters by the Accounting Firm, shall be final and binding as the Closing Date Balance Sheet and the Closing Date Working Capital, respectively, for purposes of this Agreement.

(c) Each of Buyer and Seller shall make available, and shall cause their respective Affiliates to make available, to the other and their respective Affiliates and representatives (at the expense of the requesting party) and, if applicable, the Accounting Firm, such personnel, books, records and other information (including work papers) as any of the foregoing may reasonably request in connection with the preparation and/or review of the Preliminary Closing Date Balance Sheet and the Preliminary Closing Date Working Capital, respectively, or any matters submitted to the Accounting Firm. The fees and expenses of the Accounting Firm under this Section 3.3, if any, shall be paid 50% by Buyer and 50% by Seller.

3.4. Payment of Adjustments. Promptly (but not later than five (5) Business Days) after the final determination of the Closing Date Working Capital pursuant to Section 3.3, the following shall occur:

(a) if the Purchase Price is greater than the Estimated Purchase Price, Buyer shall pay to Seller, by wire transfer of immediately available funds, a dollar amount equal to the amount by which the Purchase Price exceeds the Estimated Purchase Price; and

(b) if the Purchase Price is less than the Estimated Purchase Price, Seller shall pay to Buyer, by wire transfer of immediately available funds, a dollar amount equal to the amount by which the Estimated Purchase Price exceeds the Purchase Price.

For avoidance of doubt, if the Purchase Price as finally determined hereunder is equal to the Estimated Purchase Price, no payments will be made by the parties pursuant to this Section 3.4.

3.5. Allocation of Purchase Price.

(a) Buyer and Seller agree that the Purchase Price shall be allocated among the Companies Equity sold in accordance with Section 3.1.

(b) (i) Within 45 days following the finalization of the Closing Date Balance Sheet, Seller shall deliver to Buyer a schedule (the “Preliminary Allocation Schedule”) (A) allocating the Purchase Price among the capital stock or other equity interests in each of the Companies and (B) with respect to the amount so allocated to the equity interests of West Business Solutions, LLC, allocating such amount among the assets of West Business Solutions, LLC, such allocation to be made consistent with Section 3.1 and in accordance with Section 1060 of the Code and the Treasury Regulations thereunder. If, within 30 days following delivery of the Preliminary Allocation Schedule, Buyer does not notify Seller in writing of its disagreement with the Preliminary Allocation Schedule, the Preliminary Allocation Schedule shall become final and binding. If, within 30 days following delivery of the Preliminary Allocation Schedule, Buyer notifies Seller in writing of its disagreement with the Preliminary Allocation Schedule, Seller and Buyer shall endeavor to resolve such disagreement, and, if they are able to do so, shall make such revisions to the Preliminary Allocation Schedule to reflect such resolution, which shall be final and binding on Buyer and Seller.

(ii) If, within 20 days following such notification by Buyer to Seller (or such longer period as Buyer and Seller mutually agree) Seller and Buyer are unable to resolve any disagreement, then each of Buyer and Seller shall be entitled to allocate the Purchase Price among the capital stock or other equity interests in each of the Companies and the assets of West Business Solutions, LLC in any manner it so determines in its sole discretion; provided, that no such allocation amongst the capital stock or other equity interests shall be inconsistent with Section 3.1, adjusted solely to reflect the sources of any difference between the Purchase Price and the Base Purchase Price. Each of Buyer and Seller agrees that it shall not, and shall cause each of its Affiliates not to, take any position on any Tax Return or otherwise for Tax or other purposes, (i) inconsistent with the final and binding Preliminary Allocation Schedule, if any, or (ii) in the absence of a final and binding Preliminary Allocation Schedule, inconsistent with Section 3.1, adjusted solely to reflect the sources of any difference between the Purchase Price and the Base Purchase Price; provided, however, neither Buyer nor Seller (nor any of their Affiliates) shall be required to litigate before any court, or contest before any administrative agency, any proposed deficiency or adjustment by any Governmental Body challenging such allocation.

ARTICLE IV

CLOSING

4.1. Closing Date. The Closing shall be consummated at 10:00 A.M., local time, on the later of (a) February 27, 2015 and (b) the third Business Day after the conditions set forth in Articles IX and X have been satisfied or waived by the applicable party hereto (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing), or such other date as may be agreed upon by Buyer and Seller, at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois, or at such other place (including remotely via the exchange of executed documents and other deliverables) as shall be agreed upon by Buyer and Seller. The time and date on which the Closing is actually held is referred to herein as the “Closing Date.”

4.2. Payment on the Closing Date. Subject to fulfillment or waiver of the conditions set forth in Article IX, at the Closing, Buyer shall pay Seller or one or more designees of Seller the Estimated Purchase Price by wire transfer of immediately available funds to the account or accounts specified by Seller to Buyer in writing at least two (2) Business Days prior to the Closing Date.

4.3. Buyer’s Additional Closing Deliveries. Subject to fulfillment or waiver (where permissible) of the conditions set forth in Article IX, at the Closing, Buyer shall deliver to Seller all the following:

(a) articles of incorporation of Buyer certified as of a recent date by the Secretary of State of the State of California;

(b) certificate of good standing of Buyer certified as of a recent date by the Secretary of State of the State of California;

(c) a certificate of the secretary or an assistant secretary of Buyer, dated the Closing Date, in form and substance reasonably satisfactory to Seller, as to (i) no amendments to the articles of incorporation of Buyer since a specified date; (ii) the by-laws of Buyer; (iii) the resolutions of the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement; and (iv) incumbency and signatures of the officers executing this Agreement and any Buyer Ancillary Agreement;

(d) the certificate contemplated by Section 10.1(a), duly executed by an authorized officer of Buyer;

(e) the Transition Services Agreement, duly executed by Buyer;

(f) unless executed and delivered by Buyer prior to Closing pursuant to Section 7.8, the IP Cross-License Agreement, duly executed by Buyer; and

(g) the Patent Sublicense Agreement, duly executed by Buyer;

(h) the Real Property Leases duly executed by Buyer and/or one or more Buyer Designated Affiliates reasonably satisfactory to Seller;

(i) the Real Property Licenses, duly executed by Buyer and/or one or more Buyer Designated Affiliates reasonably satisfactory to Seller; and

(j) the West At Home Transitional Trademark License Agreement, duly executed by Buyer.

4.4. Closing Deliveries of Seller. Subject to fulfillment or waiver (where permissible) of the conditions set forth in Article X, at the Closing, Seller shall deliver to Buyer all of the following:

(a) certificate of formation, certificate of incorporation or other similar organizational document, as applicable, of each of the Companies, in each case, to the extent certification is available, certified as of a recent date by the Secretary of State of the state of incorporation or formation or similar Governmental Body of the applicable state of organization;

(b) certificate of good standing of each of the Companies, in each case, to the extent certification is available, certified as of a recent date by the Secretary of State of the state of incorporation or formation or similar Governmental Body of the applicable state of organization;

(c) certificate of formation, certificate of incorporation or other similar organizational document, as applicable, of the Seller and each Selling Entity, in each case, to the extent certification is available, certified as of a recent date by the Secretary of State of the state of incorporation or formation or similar Governmental Body of the applicable state of organization;

(d) certificate of good standing of the Seller and each Selling Entity, in each case, to the extent certification is available, certified as of a recent date by the Secretary of State of the state of incorporation or formation or similar Governmental Body of the applicable state of organization;

(e) certificate of the secretary or an assistant secretary of Seller and of each Selling Entity, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, as to (i) no amendments to the organizational documents of Seller and of each Selling Entity since a specified date; (ii) the resolutions of the board of directors or comparable body of Seller and of each Selling Entity authorizing the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement; and (iii) incumbency and signatures of the officers of Seller executing this Agreement and of Seller and each Selling Entity executing any Seller Ancillary Agreement;

(f) assignment of membership interests of each of West Business Solutions, LLC and West At Home, LLC in the form attached hereto as Exhibit E, duly executed by the applicable Equity Seller.

(g) the stock certificates representing the outstanding capital stock of WAM, WCSI, West Direct II, Inc. and Jamaican Agent Services Limited and a stock power in the form attached hereto as Exhibit F (except with respect to WCSI, for which the assignment shall be in the form attached as Exhibit F-1 and director qualifying shares shall be delivered to Buyer or its director designees, as requested by

Buyer in writing not less than two Business Days prior to the Closing Date, Jamaican Agent Services Limited, for which the assignment shall be in the form attached as Exhibit F-2 and West Contact Services Mexico, for which the assignment will be in the form attached as Exhibit F-3), duly executed by the applicable Equity Seller, assigning such capital stock to Buyer;

(h) the certificate contemplated by Section 9.1(a), duly executed by an authorized officer of Seller;

(i) the Transition Services Agreement, duly executed by Seller;

(j) unless executed and delivered by Seller prior to Closing pursuant to Section 7.8, the IP Cross-License Agreement, duly executed by Seller;

(k) the Patent Sublicense Agreement, duly executed by Seller;

(l) the Real Property Leases, duly executed by Seller or its applicable Subsidiary;

(m) a duly executed certificate with respect to each Selling Entity, dated as of the Closing Date, in the form required by Treasury Regulation Section 1.1445-2(b)(2);

(n) the Real Property Licenses, duly executed by Seller or its applicable Subsidiary;

(o) the West At Home Transitional Trademark License Agreement, duly executed by Seller; and

(p) the minute books, equity records and seals (to the extent that such Company Group Member has a seal), other than the minute books, equity records and seals (to the extent that such Company Group Member has a seal) required by applicable Requirements of Law to be maintained by any Company Group Member located outside of the U.S., in the country where such Company Group Member is located.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the correspondingly numbered Section of the Schedules (subject to Section 13.8), Seller represents and warrants to Buyer that the statements contained in this Article V are true and correct as of the date hereof:

5.1. Organization of Seller and Selling Entities. Seller is a corporation validly existing and in good standing under the laws of the State of Delaware. Each of the Selling Entities is a corporation or other entity validly existing and in good standing under the laws of its jurisdiction of organization and is duly qualified to transact business as a foreign entity and is in good standing in each jurisdiction in which such qualification is required, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect. Each of the Asset Contributors has the requisite corporate, limited liability company, unlimited liability company or other entity power and authority, as the case may be, to own or lease and to operate and use the Contributed Assets and to carry on the Business as now conducted by it except where the failure to have such power and authority would not have a Material Adverse Effect.

5.2. Organization and Capital Structure of the Companies.

(a) Each Company Group Member is validly existing and in good standing under the laws of its jurisdiction of formation and is duly qualified to transact business as a foreign entity and is in good standing in each jurisdiction in which such qualification is required, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect. Each Company Group Member has the requisite corporate, limited liability company, unlimited liability company or other entity power and authority, as the case may be, to own or lease and to operate and use its assets and to carry on the Business as now conducted by it except where the failure to have such power and authority would not have a Material Adverse Effect. The copies of the formation documents of each Company Group Member which have been made available to Buyer prior to the date of this Agreement are complete and correct and reflect all amendments made thereto through the date hereof.

(b) Except for this Agreement, there are no agreements, arrangements, options, warrants, calls, rights, commitments or restrictions of any character relating to the issuance, sale, purchase or redemption of any membership interests or other equity interests of any Company Group Member. There are no bonds, debentures, notes or other indebtedness of any Company Group Member having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which members or stockholders of any Company Group Member have the right to vote.

(c) Schedule 5.2(c) sets forth for each of the Companies the amount of its authorized capital stock or membership interests, the amount of its outstanding capital stock or membership interests and the record and beneficial owners of its outstanding capital stock or membership interests, and there are no other shares of capital stock or other equity securities of any of the Companies issued, reserved for issuance or outstanding. The Companies Equity constitute all of the issued and outstanding membership interests and equity interests of the Companies. All of the Companies Equity is duly authorized, validly issued, fully paid and nonassessable and is owned by the applicable Selling Entity of record and beneficially free from all Encumbrances other than Encumbrances under securities Requirements of Law.

(d) None of the Companies is a party to or bound by and there does not exist any shareholder agreement, voting trust agreement or any other similar contract, agreement, arrangement, commitment, plan or understanding restricting or otherwise relating to the voting, dividend, ownership or transfer rights of any equity of any Company.

5.3. Capital Stock of Subsidiaries.

(a) Schedule 5.3(a) sets forth for each Company Subsidiary the amount of its authorized capital stock, the amount of its outstanding capital stock and the record and beneficial owners of its outstanding capital stock, and there are no other shares of capital stock or other equity securities of any Company Subsidiary issued, reserved for issuance or outstanding. All of the outstanding capital stock and other equity securities of each Company Subsidiary have been duly authorized and validly issued and are owned of record and beneficially by one or more other Company Group Members, free and clear of all Encumbrances other than Encumbrances under securities Requirements of Law.

(b) The Company Subsidiary is not a party to or bound by and there does not exist any shareholder agreement, voting trust agreement or any other similar contract, agreement, arrangement, commitment, plan or understanding restricting or otherwise relating to the voting, dividend, ownership or transfer rights of any equity of any Company Subsidiary.

5.4. Authority of Seller and the Selling Entities.

(a) Seller has the requisite corporate power and authority to execute, deliver and perform this Agreement and all of the Seller Ancillary Agreements to which it will be a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Seller Ancillary Agreements to which it will be a party by Seller have been duly authorized and approved by Seller’s board of directors and do not require any further authorization or consent of Seller or its stockholders. This Agreement has been duly authorized, executed and delivered by Seller and (assuming the valid authorization, execution and delivery of this Agreement by Buyer) is the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, and each of the Seller Ancillary Agreements to which it will be a party has been duly authorized by Seller and upon execution and delivery by Seller (assuming the valid authorization, execution and delivery thereof by each Buyer Group Member party thereto) will be a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, in each case subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles.

(b) Each of the Selling Entities has the requisite corporate or other entity power and authority to execute, deliver and perform the Seller Ancillary Agreements to which it will be a party and to consummate the transactions contemplated hereby and thereby. Each of the Seller Ancillary Agreements to which any of the Selling Entities will be a party has been duly authorized by such Selling Entity and upon execution and delivery by such Selling Entity (assuming the valid authorization, execution and delivery of such Seller Ancillary Agreements by each Buyer Group Member party thereto) will be a legal, valid and binding obligation of such Selling Entity enforceable against such Selling Entity in accordance with its terms, in each case subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles.

(c) Each of the Companies and the Company Subsidiary has the requisite corporate or other entity power and authority to execute, deliver and perform the Seller Ancillary Agreements to which it will be a party and to consummate the transactions contemplated hereby and thereby. Each of the Seller Ancillary Agreements to which a Company or Company Subsidiary will be a party has been duly authorized by such Company or Company Subsidiary and upon execution and delivery by such Company or Company Subsidiary (assuming the valid authorization, execution and delivery of such Seller Ancillary Agreements by each Buyer Group Member party thereto) will be a legal, valid and binding obligation of such Company or Company Subsidiary enforceable against such Company or Company Subsidiary in accordance with its terms, in each case subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles.

(d) Neither the execution and delivery of this Agreement or any of the Seller Ancillary Agreements or the consummation of any of the transactions contemplated hereby or thereby nor performance, compliance with or fulfillment of the terms, conditions and provisions hereof or thereof, in each case, by Seller, the Selling Entities or any Company Group Member, as applicable, will:

(i) except as set forth in Schedule 5.4(d)(i), conflict with, violate, result in a breach of the terms, conditions or provisions of, or constitute a default (with or without notice or lapse of time, or both), an event of default or an event creating additional rights (such as rights of amendment, impairment, modification, suspension, revocation, acceleration, termination or cancellation) or a loss of rights under, or result in the creation or imposition of any Encumbrance upon any of the Companies Equity, any of the Contributed Assets or any of the assets of any Company Group Member under (1) the certificate of incorporation or by-laws of Seller or similar governing documents of any Selling Entity, Company or Company Subsidiary, (2) any Company Agreement (other than Company Agreements that are terminable for convenience), (3) any Court Order to which Seller, any Selling Entity or any Company Group Member is a party or by which any of them or any of their respective properties is bound, or (4) any Requirements of Law by which Seller, any Selling Entity, any Company Group Member, any Contributed Asset or the Business is bound, except in the case of clauses (2) through (4) as would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Seller or any Selling Entity to perform its obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby; or

(ii) except as set forth in Schedule 5.4(d)(ii), require the approval, consent, authorization or act of, or the making by Seller, any Selling Entity or any Company Group Member of any material declaration, filing or registration with, any Governmental Body, except for the filings required under the HSR Act.

5.5. Financial Statements.

(a) Schedule 5.5(a) contains the audited combined balance sheet of the Business as of December 31, 2013 (the “Annual Balance Sheet”) and the related audited combined statements of operations, statements of comprehensive income, statements of changes in Parent Company investment and net advances and statements of cash flows of the Business for the year ended December 31, 2013 (together with the Annual Balance Sheet, the “Annual Financial Statements”) and (ii) the unaudited combined balance sheet of the Business as of the Interim Balance Sheet Date (the “Interim Balance Sheet”) and the related unaudited combined income statement for the nine month period ended on the Interim Balance Sheet Date (together with the Interim Balance Sheet, the “Interim Financial Statements”). The Annual Financial Statements and the Interim Financial Statements are collectively referred to herein as the “Financial Statements”.

(b) Except as set forth therein or in the notes thereto or on Schedule 5.5(a), the Financial Statements have been prepared in accordance with the Agreed Accounting Principles and present fairly in all material respects the financial position and results of operations of the Business as of the respective dates therein and for the respective periods covered thereby. For purposes of this representation only, the term “Business” comprises the Company Group, the Contributed Assets and the Assumed Liabilities and excludes the Excluded Assets and the Excluded Liabilities.

(c) As of the Closing Date, none of the Company Group will be obligated with respect to, or have any Liability in respect of, any indebtedness for borrowed money (other than any indebtedness for borrowed money that will be released upon the occurrence of the Closing).

(d) The accounts receivable of the Company Group and the Business recorded in the Financial Statements have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the Ordinary Course of Business. Other than Permitted Encumbrances or Encumbrances arising in the Ordinary Course of Business since the Interim Balance Sheet Date, none of the accounts receivable of the Company Group or the Business has been pledged or assigned to any Person.

5.6. Operations Since Balance Sheet Date. Except as set forth in Schedule 5.6 or as contemplated by this Agreement, since the Interim Balance Sheet Date, (a) the Asset Contributors and the Company Group have conducted the Business in the Ordinary Course of Business consistent with past practice, (b) there has been no Material Adverse Effect, and (c) through the date hereof, there has been no action taken or failure to take any action that would have resulted in a breach of Sections 7.2(b)(iii), (iv), (vii), (viii), (ix), (xii), (xiii), (xv), (xvii) and (xix) if such provisions had been in effect at all times during such period.

5.7. Condition of Assets. Except as set forth in Schedule 5.7, the tangible assets of the Business, including the assets owned or leased by any member of the Company Group or included in the Contributed Assets (other than the Leased Real Property and the Owned Real Property) are in all material respects reasonable and serviceable operating condition for the use or uses to which they are currently being put, subject to ordinary wear and tear and continuing maintenance requirements.

5.8. Governmental Permits.

(a) Except as set forth in Schedule 5.8(a), Seller, the Selling Entities and each Company Group Member owns, holds or possesses all material licenses, franchises, permits, privileges, immunities, approvals and other authorizations from each Governmental Body which are necessary to entitle it to own or lease, operate and use its assets and to carry on and conduct the Business as currently conducted including, in the case of WAM, licenses to operate as a debt collector (herein collectively called “Governmental Permits”).

(b) (i) Seller, the Selling Entities and each Company Group Member is in compliance with each of its Governmental Permits, except where the failure to be in compliance would not reasonably be expected to result in a loss, cancellation, termination or revocation of any such Governmental Permit; (ii) since December 31, 2012, no material written notice of cancellation, of default or of any dispute concerning any Governmental Permit has been received by Seller, any Selling Entity or any Company Group Member from any Governmental Body and, to the Knowledge of Seller, no Governmental Body has threatened suspension or cancellation of any Governmental Permit; and (iii) each of the Governmental Permits is valid, subsisting and in full force and effect.

5.9. Real Property. Schedule 5.9(a) contains a brief description of each parcel of real property owned by any Company Group Member (“Owned Real Property”). There are no real property and interests in real property leased by the Asset Contributors as of the date hereof that are primarily related to the Business. Schedule 5.9(b) sets forth a complete list of all real property and interests in real property leased by any Company Group Member as of the date hereof (“Leased Real Property”). The Company Group Members have not assigned, transferred or pledged any interest in any of the leases under which it is the lessee of the Leased Real Property. The Company Group has good and marketable fee simple title to all Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances. Except as set forth in Schedule 5.9(a), no Company Group Member has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof. Except as set forth in Schedule 5.9(a), with respect to each lease of Leased Real Property (each, a “Lease”): (i) such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) the transactions contemplated by this Agreement do not require the consent of any other party to such Lease (except for those Leases for which consents have been obtained), will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (iii) no Company Group Member’s possession and quiet enjoyment of the Leased Real Property under such Lease has been disturbed and, to the Knowledge of Seller, there are no disputes with respect to such Lease; (iv) to the Knowledge of Seller, no Company Group Member nor any other party to the Lease is in breach of or default under such Lease, and, to the Knowledge of Seller, no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; (v) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach of or default under such Lease that has not been redeposited in full; (vi) no Company Group Member owes, or will owe as of the Closing Date, any brokerage commissions or finder’s fees with respect to such Lease; (vii) the other party to such Lease is not an Affiliate of, and otherwise does not have any economic interest in, any Company Group Member; and (viii) no Company Group Member has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof.

5.10. Taxes. Except as set forth in Schedule 5.10:

(a) All Income Tax Returns, and all other material Tax Returns required to be filed by or with respect of the Contributed Assets and each Company Group Member (including Tax Returns pertaining to sales and use Tax, value-added Tax, and franchise Tax) have been duly and timely filed. All Taxes due and owing by or with respect to the Contributed Assets and each Company Group Member, whether or not shown on any Tax Return, have been paid.

(b) All Income Tax Returns, and all other material Tax Returns required to be filed by or with respect of the Contributed Assets and each Company Group Member were complete and accurate in all material respects and prepared in substantial compliance with all applicable laws and regulations. Since January 1, 2011, no written claim has been received by any Company Group Member from a Governmental Body in a jurisdiction where such Company Group Member was not filing Tax Returns asserting that such member is or may be subject to taxation by that jurisdiction.

(c) There are no material Encumbrances for Taxes (other than Permitted Encumbrances) upon any of the Contributed Assets, or on any asset of a Company Group Member.

(d) Each Company Group Member has withheld and paid all material Taxes required to have been withheld and paid to a Governmental Body in connection with amounts paid to any employee, independent contractor, creditor, vendor, supplier, stockholder, member, partner, or other third party. All Forms W-2 and Forms 1099 required with respect to such withholding and payment have been in all material respects properly and timely filed, and such Company Group Member has maintained all material documentation, as required by applicable Requirements of Law, relating to the withholding and remittance of such Taxes.

(e) All material Tax deficiencies asserted in writing or Tax assessments made in writing by a Governmental Body as a result of any examinations of any Company Group Member have been fully paid or otherwise finally resolved, or are reflected as a liability or reserve on the Interim Balance Sheet, or are being contested in good faith and are described on Schedule 5.9(e). No Tax audits or administrative or judicial proceedings are currently being conducted or are pending with respect to any Company Group Member. No Company Group Member has waived in writing any statute of limitations in respect of Taxes or agreed in writing to any extension of time with respect to a Tax assessment or deficiency.

(f) Schedule 5.10(f) lists all federal, state and foreign Income Tax Returns filed with respect to each Company Group Member for taxable years ending on or after

December 31, 2011 and on or before December 31, 2013, indicates those Tax Returns that have been audited by a Governmental Body, indicates those Tax Returns that are currently the subject of such a Tax audit, and indicates those Tax Returns whose Tax audits have been closed. The Seller has made available to the Buyer true and complete copies of all such Income Tax Returns.

(g) No Company Group Member (A) has been a member of a Consolidated Tax Group filing a consolidated federal Income Tax Return (other than a group the common parent of which is the Seller) or (B) has any liability for the Taxes of any Person (other than a member of the Seller Group or the Company Group) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor.

(h) No Company Group Member will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) adjustment pursuant to, or the application of, Section 481 of the Code (or any similar or corresponding provision of state, local, or non-U.S. law) resulting from a change in method of accounting or the use of an improper method of accounting, in each case for a taxable period ending on or prior to the Closing Date (excluding, however, any change in method of accounting adopted by or with respect to any Company Group Member in a taxable period, including the portion of any Straddle Period, beginning after the Closing); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. Income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; or (v) election under Code Section 108(i) made on or prior to the Closing Date.

(i) Within the past three (3) years, no Company Group Member has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.

(j) No Company Group Member is or has been a party to any “listed transaction” within the meaning of Section 6707A or Treasury Regulation Section 1.6011-4 (as in effect at the relevant time) or any comparable Requirements of Law or regulations of jurisdictions other than the United States.

(k) With respect to each transaction in which any Company Group Member has participated that is a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1), such participation has been properly disclosed on IRS Form 8886 (Reportable Transaction Disclosure Statement), an accurate copy of which was provided by Seller to Buyer, and on any corresponding form required under state, local or other law.

(l) None of the Company Group Members is a party to a contract, agreement or other arrangement (whether verbal or written), other than with respect to West Contact Services Mexico, that constitutes a “partnership” for federal Income Tax purposes.

(m) Except with respect to Jamaican Agent Services Limited and WCSI, no Company Group Member is a “controlled foreign corporation” (as defined in Section 957 of the Code).

(n) No property of any Company Group Member organized in the United States is “tax exempt use property” (within the meaning of Section 168(h) of the Code) or “tax exempt bond financed property” (within the meaning of Section 168(g)(5) of the Code).

(o) There is no material property or obligation of the any Company Group Member, including uncashed checks to vendors, customers, or employees, non-refunded overpayments, or unclaimed subscription balances, that is escheatable or reportable as unclaimed property to any state or municipality under any applicable escheatment or unclaimed property laws.

(p) No Company Group Member is, or since January 1, 2011, has been, subject to Tax in a country in which it is not organized by virtue of having a permanent establishment or fixed place of business in such country.

(q) There will be no withholding Taxes required to be withheld on any payments required to be made to or on behalf of any member of the Seller Group under this Agreement.

(r) Except with respect to the Company Subsidiary and West Business Solutions, LLC (each of which is and since its formation has been properly disregarded as an entity separate from its owner within the meaning of Treasury Regulation Section 301.7701-3) and West Contact Services Mexico (which is and since its formation has been classified as a partnership for federal Income Tax purposes), each of the Companies is properly classified as an association taxable as a corporation for federal Income Tax purposes.

Notwithstanding anything to the contrary in this Agreement, for the avoidance of doubt (and without creating any implication as to the scope or effect of any other representations), nothing in the representations and warranties of Seller set forth in clauses (b), (k), (l), (n), or (p) of this Section 5.10 shall cause Seller to be liable for any Taxes or related Losses for which Seller is not expressly liable pursuant to Section 8.1 (relating to Tax matters).

5.11. No Undisclosed Liabilities. Except for (a) Liabilities disclosed or included in the Financial Statements, (b) Liabilities arising in the Ordinary Course of Business under any contract to which any Asset Contributor, solely with respect to the Business, or member of the Company Group is a party or by which any Asset Contributor, solely with respect to the Business, or member of the Company Group or its assets or any of the Contributed Assets is bound (other than Liabilities that, but for a breach or default by Seller, any Asset Contributor or the Company Group, would have been paid, performed or otherwise discharged prior to the Closing), (c) Liabilities incurred in the Ordinary Course of Business since the Interim Balance Sheet Date (none of which is a Liability for breach of warranty, tort, infringement or violation of any Requirements of Law), or (d) as set forth on Schedule 5.11, the Business does not have any Liabilities that would be required by GAAP to be set forth on a consolidated balance sheet of the Business. Nothing in this Section 5.11 is intended to address any Liabilities that are the subject of any other representation or warranty set forth herein.

5.12. Intellectual Property.

(a) Schedule 5.12(a) contains as of the date of this Agreement a list of: (i) all Registered Intellectual Property that is part of the Company Group Intellectual Property or Transferred Intellectual Property; and (ii) for each such item of Registered Intellectual Property, to the extent applicable, the following information: the owner, inventor (in the case of Patents); application, registration, Patent or other identifying number under which such right is identified; registration or issue date; and jurisdiction.

(b) Except as set forth in Schedule 5.12(b), each Company Group Member (in the case of Company Group Intellectual Property) and each Asset Contributor (in the case of the Transferred Intellectual Property) owns without any Encumbrances, except for Permitted Encumbrances, all right, title and interest to (i) each item of Company Group Intellectual Property and (ii) each item of Transferred Intellectual Property.

(c) To the Knowledge of Seller, the conduct of the Business by the Company Group and the Asset Contributors (solely with respect to the Contributed Assets and the Assumed Liabilities) as currently conducted does not infringe, misappropriate, dilute or violate any Intellectual Property of any third party. Since January 1, 2011, neither Seller nor any of its Subsidiaries has received written notice of any material claim of any infringement, misappropriation, dilution or violation of any Intellectual Property of any third party in respect of the current operations of the Business. For the avoidance of doubt, the representations and warranties made in this Section 5.12(c) are the sole and exclusive representations and warranties made by Seller in this Agreement with respect to the infringement, misappropriation, dilution or violation of any Intellectual Property of any third party.

(d) There is no Proceeding pending or, to the Knowledge of Seller, threatened, in which the validity, ownership or use of any Company Group Intellectual Property or any Transferred Intellectual Property has been challenged.

(e) Except as set forth in Schedule 5.13, the Intellectual Property licensed pursuant to any Commingled Contract, the Company Group Intellectual Property, the Transferred Intellectual Property, the Intellectual Property licensed pursuant to the Assumed IP Licenses, the Intellectual Property licensed to the Company Group pursuant to the IP Cross-License Agreement, the Intellectual Property licensed to West Direct, LLC pursuant to the Patent Sublicense Agreement, the Intellectual Property to be made available under, or Intellectual Property used by the applicable member of the Seller Group to perform its obligations under, the Ancillary Agreements and/or the Commercial Agreements collectively constitute all of the Intellectual Property owned by or licensed to any Seller Group Member or Company Group Member that is necessary, in any material respect, for the conduct of the Business as currently conducted.

(f) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 5.12 are the sole and exclusive representations and warranties made by Seller in this Agreement with respect to Intellectual Property matters.

5.13. Title and Sufficiency of Assets.

(a) As of the date of the applicable contribution to a Company Group Member, the Asset Contributors will have good and marketable title to, or a valid leasehold interest in, all of the material Contributed Assets free and clear of all Encumbrances other than Permitted Encumbrances.

(b) Except as set forth in Schedule 5.13(b), and except for: (i) assets to be made available under, or assets used by the applicable member of the Seller Group to perform their obligations under, the Ancillary Agreements and/or the Commercial Agreements; (ii) Commingled Contracts; (iii) cash and cash equivalents; and (iv) Intellectual Property assets, which Intellectual Property assets are covered by Section 5.12, the Company Group Members and the Asset Contributors with respect to the Contributed Assets have good title to, or, in the case of property held under lease, license or other contract or agreement, a valid leasehold interest in, all of its assets that, together with the Contributed Assets, are necessary for the conduct of the Business in all material respects as currently conducted, free and clear of all Encumbrances except for Permitted Encumbrances, but subject to (in the case of property held under lease, license or other contract or agreement) the terms, covenants and conditions in such leases, licenses, contracts and agreements.

5.14. No Violation or Litigation. Except as set forth in Schedule 5.14:

(a) the Business, the Company Group and Seller and the Selling Entities, solely with respect to the Company Group and the Business, are, and since December 31, 2010 have been, in compliance with all Requirements of Law and Court Orders that are applicable to the Company Group, the Contributed Assets, the Assumed Liabilities and the operation of the Business, except where the failure to be in compliance with such Requirements of Law and Court Orders would not, individually or in the aggregate have a Material Adverse Effect;

(b) there are no outstanding Court Orders or Proceedings pending or, to the Knowledge of Seller, threatened against any Company Group Member, any of their properties or with respect to the Contributed Assets, the Assumed Liabilities or the Business (or any Selling Entity with respect to the Business), except where such Court Orders or Proceedings would not, individually or in the aggregate, have a Material Adverse Effect;

(c) as of the date hereof, there is no Proceeding by any Governmental Body pending or, to the Knowledge of Seller, threatened against Seller and the Selling Entities or any Company Group Member that (i) questions the legality or propriety of the transactions contemplated by this Agreement or the Ancillary Agreements or (ii) would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect;

(d) to the Knowledge of Seller, all members of the Company Group and their respective officers, directors, and employees, are in compliance with applicable Anti-Corruption Laws in all material respects; and

(e) the MOU contains the terms referenced on Schedule 5.14(e) and no Company Group Member is required thereunder to pay any fine or penalty to any Governmental Body.

5.15. Insurance. Schedule 5.15 sets forth a true and complete list of material current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance maintained by Seller or its Affiliates and relating to the Company Group, the Business, the Contributed Assets or the Assumed Liabilities (collectively, the “Insurance Policies”). Seller or its Affiliates have paid all premiums on such policies, and as of the date hereof, all such policies are in full force and effect. The Insurance Policies are in such amounts and insure against such risks and losses as are in Seller’s reasonable judgment prudent. Seller shall keep the Insurance Policies or comparable insurance in full force and effect through the Closing Date. The Insurance Policies are in full force and effect, and neither Seller nor any Asset Contributor or any member of the Company Group, as applicable, is in default in any material respect with respect to its obligations under the Insurance Policies.

5.16. Contracts. Except as set forth in Schedule 5.16, as of the date hereof, no Company Group Member or any Asset Contributor, with respect to the Business, the Contributed Assets or the Assumed Liabilities, is a party to or bound by (and the Contributed Assets and Assumed Liabilities do not include):

(a) any Contract (or group of related Contracts) for the lease of personal property to or from any Person providing for lease payments in excess of $100,000 per annum;

(b) any Contract (or group of related Contracts) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, with respect to the Business, on the one hand, and one of the Top 10 Suppliers of the Business, on the other hand, which Contract (A) is not terminable upon 60 days’ or less notice by any Company Group Member or any Asset Contributor, with respect to the Business and (B) has produced any revenue for such Top 10 Supplier during the nine months ended September 30, 2014 or more recently;

(c) any Contract (or group of related Contracts) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, with respect to the Business, on the one hand, and one of the Top 20 Customers of the Business, on the other hand, pursuant to which Contract any purchases were made by such Top 20 Customer during the nine months ended September 30, 2014 or more recently;

(d) any Contract providing for the formation or creation of an entity partnership or joint venture;

(e) any Contract (or group of related Contracts), other than Contracts that will be performed in full and terminated prior to Closing, under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in each case in excess of $100,000, or under which it has imposed an Encumbrance (other than a Permitted Encumbrance) on any of its assets to secure liabilities in excess of $100,000;

(f) any Contract that (i) contains any covenant or provision prohibiting any Company Group Member or any Asset Contributor, with respect to the Business, from engaging in any line or type of business or (ii) grants “most favored nation” status to any other Person, in each case that would have a material and adverse effect on the Business or the Contributed Assets after Closing;

(g) any material Contract between any Company Group Member and any of Seller and its Affiliates (other than the Company Group);

(h) any Contract for the employment of a U.S.-based employee on a full-time or part-time basis providing annual base salary in excess of $150,000 for the fiscal year ending on December 31, 2014;

(i) any Contract under which it has granted any Person any registration rights (including, without limitation, demand and piggyback registration rights) with respect to the Companies Equity;

(j) any settlement, conciliation or similar Contract with any Governmental Body entered into during the preceding three (3) year period pursuant to which any Company Group Member will have any continuing obligations or liabilities following the Closing Date; or

(k) any Contract under which any Company Group Member has advanced or loaned any other Person amounts in the aggregate exceeding $50,000 (other than ordinary course trade payables).

5.17. Status of Contracts. Except as set forth in Schedule 5.17, each of the leases, contracts and other agreements listed in Schedules 5.9 (Real Property), 5.12 (Intellectual Property) or 5.16 (Contracts) (collectively, the “Company Agreements”) constitutes a valid and binding obligation of the applicable Company Group Member, or, with respect to the Contributed Assets, a valid and binding obligation of the applicable Asset Contributor, as the case may be, and, to the Knowledge of Seller, the other parties thereto enforceable in accordance with their respective terms (subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles). Except as set forth in Schedule 5.17, no Company Group Member or any Asset

Contributor, with respect to the Business, as applicable, is in breach, violation or default in any respect under, any of the Company Agreements, other than any such breach, violation or default that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 5.17, to the Knowledge of Seller, no Person party to a Company Contract (other than a Company Group Member or any Asset Contributor) is in breach, violation or default in any respect under, any of the Company Agreements, other than any such breach, violation or default that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.18. Employee Benefit Plans.

(a) Schedule 5.18(a) contains a complete list of each material Company Plan.

(b) Except as set forth in Schedule 5.18(b), with respect to any Company Plan in the United States (i) no Company Plan is, or in the six years prior to the date of this Agreement has been, subject to the minimum funding standards set forth in Sections 302, 303, 304 and 305 of ERISA and/or Sections 412, 430, 431, 432 and 436 of the Code nor is any such plan subject to Title IV of ERISA, (ii) none of Seller, any of the Companies or the Company Subsidiary nor any ERISA Affiliate has incurred any outstanding material liability or has any material contingent liability to the Pension Benefit Guaranty Corporation with respect to any Company Plan which is a pension plan subject to Title IV of ERISA, other than liabilities for premiums, or to any “multiemployer plan” (as defined in Section 3(37) of ERISA), and (iii) except as set forth in Section 8.3, no Company Plan will result in any post-Closing Date Liability to any Company Group Member or Buyer or any Affiliate of Buyer.

(c) With respect to each Company Plan maintained by any Company Group Member (a “Company Group Member Plan”), Seller has made available to Buyer true, complete and correct copies of the following (as applicable): (i) the written document evidencing such Company Plan or, with respect to any such plan that is not in writing, a written description thereof; (ii) the summary plan description; (iii) any related trust agreements, insurance contracts or documents of any other funding arrangements; (iv) all amendments, modifications or supplements to any such document; (v) the two most recent actuarial reports; (vi) the most recent determination letter from the IRS; (vii) the three most recent Forms 5500 required to have been filed with the IRS, including all schedules thereto; (viii) any notices to or from the IRS or any office or representative of the Department of Labor or any other Governmental Body relating to any outstanding and unresolved compliance issues in respect of any such Company Group Member Plan. With respect to each Company Plan other than a Company Group Member Plan, Seller has made available to Buyer a true, complete and correct copy of the written document evidencing such Company Plan or a summary thereof.

(d) Except as would not reasonably be expected to result in material liability to any Company Group Member, each Company Plan is being and, in the six years prior to the date of this Agreement, has been administered in all respects in accordance with ERISA, the Code and all other applicable laws and in accordance with its governing documents, all material obligations, whether arising by operation of law or by contract, required to be performed with respect to each Company Plan have been timely performed and there have been no material defaults, omissions or violations by Seller, any Company Group Member or any of their Affiliates with respect to any Company Plan.

(e) All obligations of the Seller, the Selling Entities, each Company Group Member, each ERISA Affiliate, whether arising by operation of law or by contract, required to be performed under Section 4980B of the Code, as amended, and Sections 601 through 609 of ERISA, or similar state law (“COBRA”), have been timely performed in all material respects.

(f) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any material payment or benefit becoming due or payable, or required to be provided, by Buyer or any Company Group Member (including by way of contribution) to any Business Employee or to any current, former or retired director, executive officer, employee, consultant, independent contractor or other service provider of Seller, the Selling Entities, any Company Group Member or any ERISA Affiliates, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such Business Employee, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or be subject to the sanctions imposed under Section 4999 of the Code.

(g) Each Company Plan that is intended to be qualified under Section 401 of the Code has received a favorable determination letter from the IRS to such effect and, to the knowledge of Seller, no fact, circumstance or event has occurred since the date of such determination letter that would reasonably be expected to adversely affect the qualified status of any such Company Plan.

(h) No claim, lawsuit, arbitration or other action has been asserted, instituted or, to the Knowledge of Seller, is threatened against any of the Company Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, the Seller Entities, any Company Group Member, any ERISA Affiliate, any director, officer or employee thereof, or any of the assets of any trust of any of the Company Plans.

(i) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 5.18, together with the representations and warranties made in Section 5.20, are the sole and exclusive representations and warranties made by Seller in this Agreement with respect to employee matters.

5.19. No Finder. Except for the fees and expenses of Morgan Stanley & Co. LLC, which fees and expenses are payable by Seller, neither Seller nor any Person acting on its behalf or on behalf of any of its Affiliates has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for, or on account of, the transactions contemplated by this Agreement and the Ancillary Agreements.

5.20. Employees.

(a) Except as disclosed in Schedule 5.20(a)(i), there are no labor contracts or collective bargaining agreements with any labor union or labor organization covering any Business Employees, and no such labor contracts or collective bargaining agreements currently are being negotiated with respect to any Business Employees. Except as set forth in Schedule 5.20(a)(ii), there has not been any material labor dispute at any time since December 31, 2012 involving the Company Group or the Business, and to the Knowledge of Seller, no material labor dispute involving the Company Group, the Business or the Business Employees is pending, in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) Each Company Group Member and Seller is in compliance, and since December 31, 2010 has been in compliance, with all applicable Requirements of Law concerning the employment of Business Employees, except where failure to be in compliance with such Requirements of Law would not reasonably be expected to have a Material Adverse Effect.

(c) As of the date hereof, there is no material liability under WARN with respect to any current Business Employee or former employee who had duties only with respect to the Business. The employment of any former employee who had duties only with respect to the Business terminated prior to the date hereof was terminated in accordance with any applicable contractual terms and applicable law in all material respects, and none of the members of the Company Group or Seller has any material Liability to any such terminated employee under any contract or applicable law resulting from such termination. Except as set forth in Schedule 5.20(b), as of the date hereof there are no unfair labor practice charges, grievances, lawsuits, complaints or investigations pending or, to the Knowledge of Seller, threatened by or on behalf of any employee or group of Business Employees, in each case, except as would not reasonably be expected to have a Material Adverse Effect.

(d) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 5.20, together with the representations and warranties made in Section 5.18, are the sole and exclusive representations and warranties made by Seller in this Agreement with respect to employee matters.

5.21. Environmental Matters. Except as set forth on Schedule 5.21:

(a) The Company Group Members and their operations on the premises of the Leased Real Property are in compliance with Environmental Laws, including the possession of and compliance with any permits, licenses, registrations or other authorizations required for their operations under applicable Environmental Laws (“Environmental Permits”), except where failure to be in compliance with such Environmental Laws or Environmental Permits would not reasonably be expected to have a Material Adverse Effect.

(b) As of the date hereof, there are no Proceedings pending, and none of Seller and its Affiliates, solely with respect to the Business, nor any Company Group Member has since January 1, 2011 received any written notice, in each case, relating to or alleging any material liability under or any material failure by the Company Group to comply with any Environmental Laws and, to the Knowledge of Seller, so such notices are threatened.

(c) To the Knowledge of Seller, no Company Group Member, nor, any Asset Contributor has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, exposed any person to, or released any Hazardous Substances, or owned or operated any property or facility which is or has been contaminated by any Hazardous Substances, in each case, in a quantity, manner or condition that has given, or would reasonably be expected to give rise to any material Liability under Environmental Laws.

(d) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 5.21 are the sole and exclusive representations and warranties made by Seller in this Agreement with respect to Hazardous Substances, Environmental Laws, Environmental Permits and any other matter related to protection of the environment.

5.22. Software and Information Systems.

(a) The Software and other information technology used to operate the Business as currently conducted (i) is in satisfactory working order and is scalable to meet current and reasonably anticipated capacity for the operation of the Business as currently conducted; (ii) has reasonable security, back-ups, disaster recovery arrangements, and hardware and software support and maintenance intended to minimize the risk of material error, breakdown, failure, or security breach occurring in connection with the operation of the Business as currently conducted; (iii) is configured and maintained in accordance with reasonable business practices to minimize the effects of viruses and to provide reasonable assurances against any disabling codes or instructions, timer, copy protection device, clock, counter or other limiting design or routing and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” or other software routines or hardware components that in each case permit unauthorized access or the unauthorized disablement or unauthorized erasure of data or other software by a third party and (iv) has not, to the Knowledge of Seller, suffered any material error, breakdown, failure, or security breach in the last twenty-four months that has caused material disruption or damage to the operation of the Business or that was required to be reported to any Governmental Body.

(b) Except as set forth in Schedule 5.22(b), no Software included in the Company Group Intellectual Property is subject to any contract currently in existence pursuant to which (i) any Company Group Member has licensed or otherwise provided to any Person any source code for such Software; or (ii) a right to acquire the source code for such Software has been granted to any other Person, including any escrow arrangements regarding the source code for such Software.

(c) Except as set forth in Schedule 5.22(c), no Software included in the Company Group Intellectual Property is derived from, is distributed with or was developed using Open Source Software.

5.23. Data Privacy. The members of the Company Group and the Asset Contributors, as it relates to the Business, are in compliance in all material respects with all Data Laws. The members of the Company Group and the Asset Contributors, as it relates to the Business, are in compliance in all material respects with their respective policies applicable to data privacy, data security, and/or personal information. No Company Group Member or any Asset Contributor, as it relates to the Business, has experienced any material incident in which personal information or other sensitive data was or may have been stolen or improperly accessed in the past two years, and no Company Group Member or any Asset Contributor, as it relates to the Business, is aware of any facts reasonably suggesting the likelihood of the foregoing, including without limitation, any breach of security or receipt of any notices or complaints from any Person regarding personal information or other data.

5.24. Customers and Suppliers.

(a) Schedule 5.24(a) sets forth (i) the Top 20 Customers; and (ii) the revenue attributable to each Top 20 Customer in respect of the Business during the nine months ended September 30, 2014. Except as set forth in Schedule 5.24(a), as of the date hereof, no Top 20 Customer has expressed in writing, or to the Knowledge of Seller orally, to Seller, that such Top 20 Customer has ceased, or intends to cease after the Closing, to use the goods or services of the Business or to otherwise terminate or materially reduce its relationship with the Business.

(b) Schedule 5.24(b) sets forth (i) the Top 10 Suppliers and (ii) the estimated amount of purchases from each Top 10 Supplier in respect of the Business during the nine months ended September 30, 2014. Except as set forth in Schedule 5.24(b), as of the date hereof, no Top 10 Supplier has expressed in writing, or to the Knowledge of Seller orally, to Member, that any of the Top 10 Suppliers has ceased, or intends to cease, to supply goods or services to the Business or to otherwise terminate or materially reduce its relationship with the Business.

5.25. Powers of Attorney. There are no outstanding powers of attorney executed on behalf of any Company Group Member which have not previously been terminated.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the correspondingly numbered Section of the Schedules, Buyer represents and warrants to Seller that the statements contained in this Article VI are true and correct as of the date hereof:

6.1. Organization of Buyer. Buyer is a corporation validly existing and in good standing under the laws of the State of California. Buyer has the requisite power and authority to own or lease and to operate and use its properties and assets and to carry on its business as now conducted.

6.2. Authority of Buyer.

(a) Buyer has the requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Buyer have been duly authorized and approved by Buyer’s board of directors and does not require any further authorization or consent of Buyer or its stockholders. This Agreement has been duly authorized, executed and delivered by Buyer and (assuming the valid authorization, execution and delivery of this Agreement by Seller) is the legal, valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms, enforceable against Buyer in accordance with its terms subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles. Each Buyer Group Member that is a party to a Buyer Ancillary Agreement has the requisite corporate or limited liability company power and authority to execute, deliver and perform such Buyer Ancillary Agreement and to consummate the transactions contemplated thereby. The execution, delivery and performance of the Buyer Ancillary Agreements to which each Buyer Group Member is a party have been duly authorized and approved by board of directors, managers or members of such Buyer Group Member and does not require any further authorization or consent of such Buyer Group Member or its stockholders, managers or members. Each Buyer Ancillary Agreement has been (or at or before Closing will have been) duly authorized, executed and delivered by the Buyer Group Member party thereto and (assuming the valid authorization, execution and delivery of such Buyer Ancillary Agreement by the applicable Seller Group Member(s) party thereto) is (or will be) the legal, valid and binding agreement of such Buyer Group Member enforceable against such Buyer Group Member in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles.

(b) Neither the execution and delivery of this Agreement or any of the Buyer Ancillary Agreements or the consummation of any of the transactions contemplated hereby or thereby nor performance, compliance with or fulfillment of the terms, conditions and provisions hereof or thereof, in each case by Buyer or any other Buyer Group Member, as applicable, will:

(i) conflict with, violate, result in a breach of the terms, conditions or provisions of, or constitute a default (with or without notice or lapse of time, or both), an event of default or an event creating additional rights (such as rights of amendment, impairment, modification, suspension, revocation, rights of acceleration, termination or cancellation), or a loss of rights under, or result in the creation or imposition of any Encumbrance upon any of the assets of any Buyer Group Member under (1) the organizational documents of such Buyer Group Member, (2) any material note, instrument, agreement, mortgage, lease, license, franchise, permit or other authorization, right, restriction or obligation to which such Buyer Group Member is a party or by which such Buyer Group Member or any of its properties is bound, (3) any Court Order to which such Buyer Group Member is a bound or by which such Buyer or any of their properties is bound or (4) any material Requirements of Law by which such Buyer Group Member is bound, except in the case of clauses (2) through (4) as would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Buyer to perform its obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby; or

(ii) require the approval, consent, authorization or act of, or the making by any Buyer Group Member of any material declaration, filing or registration with, any Governmental Body, except for the filings required under the HSR Act or as would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Buyer to perform its obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby.

(c) As of the date hereof, there is no Proceeding by any Governmental Body pending or, to the Knowledge of Buyer, threatened against Buyer that questions the legality or propriety of the transactions contemplated by this Agreement.

6.3. Financing.

(a) Concurrently with the execution of this Agreement, Buyer has delivered to Seller true and correct copies of fully executed commitment letters (the “Debt Commitment Letters”) providing the terms and conditions upon which the issuers thereof (collectively, the “Lenders”) have committed to provide the full amount of debt financing required in connection with this Agreement (the “Debt Financing”). The Debt Commitment Letters are in full force and effect as of the date of this Agreement. The obligations to fund the full amount of the commitments under the Debt Commitment Letters are not subject to any conditions other than as set forth in the Debt Commitment Letters. There is no fact or occurrence existing as of the date of this Agreement that makes any of the assumptions or statements set forth in the Debt Commitment Letters inaccurate or that causes the Debt Commitment Letters to be ineffective with respect to Buyer or that precludes or is reasonably likely to preclude the satisfaction of the conditions set forth in the Debt Commitment Letters. All commitment and other fees required to be paid under the Debt Commitment Letters on or prior to the date hereof have been paid.

(b) Subject to its terms and conditions, the Debt Financing, when funded in accordance with the Debt Commitment Letters, will provide Buyer with funds sufficient on the Closing Date to consummate the transactions contemplated by this Agreement on the terms contemplated hereby, including, for the avoidance of doubt, to pay the Purchase Price and all related fees and expenses payable by Buyer in connection with this Agreement and the transactions contemplated hereby at the Closing.

6.4. Investment Intent. Buyer is acquiring the Companies Equity as an investment for its own account and not with a view to the distribution or sale thereof and is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act of 1933, as amended. Buyer shall not sell, transfer, assign, pledge or hypothecate any of the Companies Equity in the absence of registration under, or pursuant to an applicable exemption from, federal and all applicable state securities laws.

6.5. No Finder. Neither Buyer nor any Person acting on its behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.

6.6. Solvency. Assuming the accuracy of the representations and warranties of Seller set forth in Article V, immediately after giving effect to the transactions contemplated by this Agreement at Closing, each Company Group Member will be able to pay its debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities). Assuming the accuracy of the representations and warranties of Seller set forth in Article V, immediately after giving effect to the transactions contemplated by this Agreement, the Company Group will have adequate capital to carry on the Business. No transfer of property is being made by Buyer, its Affiliates or any Company Group Member at Closing or immediately thereafter and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of any Company Group Member.

ARTICLE VII

ACTION PRIOR TO THE CLOSING DATE

The respective parties hereto covenant and agree to take the following actions between the date hereof and the Closing Date:

7.1. Access to Records. Subject to applicable Requirements of Law, Seller shall afford to the officers, employees and authorized representatives of Buyer (including, without limitation, independent public accountants and attorneys) reasonable access during normal business hours upon reasonable advance notice to the offices, properties, employees and business and financial records of the Company Group, and to the business and financial records of the Asset Contributors to the extent such records are related to the Contributed Assets and the Assumed Liabilities, in each case, as and to the extent reasonably necessary to consummate the transactions contemplated by this Agreement and the Ancillary Documents and shall furnish to Buyer or its authorized representatives such additional information concerning the Company Group, the Contributed Assets and the Assumed Liabilities as shall be reasonably requested; provided, however, that Seller shall not be required to (a) violate any obligation of confidentiality, non-disclosure or other Requirements of Law to which it; any other Selling Entity or any Company Group Member is then subject, (b) disclose any information or provide any access that the Seller’s counsel determines in good faith will result in the loss of attorney-client privilege with respect to such information or a breach of any confidentiality obligation of Seller or violation of any Requirement of Law (in which case Seller will provide any related information or discuss such matter to the extent permissible without waiving attorney-client privilege, violation of confidentiality obligation or violation of Requirement of Law, as the case may be) or (c) provide any information that it reasonably believes constitutes personal medical or health information that it is prohibited from providing due to Requirements of Law. Buyer shall not undertake any environmental sampling without Seller’s prior consent, which consent shall be at the sole discretion of Seller. Buyer agrees that any investigation under this Section 7.1 shall be conducted in such a manner as not to interfere unreasonably with the operations of Seller or the Company Group or any of their respective Affiliates. If, in the course of any investigation pursuant to this Section 7.1, Buyer acquires Knowledge of any breach of any representation or warranty of Seller contained in this Agreement, or any circumstance or condition that upon Closing would constitute such a breach, Buyer shall promptly so inform Seller.

7.2. Operations Prior to the Closing Date.

(a) Prior to the Closing, Seller shall cause the Company Group and Asset Contributors to operate and carry on the Business only in the Ordinary Course of Business except as (i) and to the extent Requirements of Law require the Business to be operated and carried on in a manner that is not ordinary course, (ii) expressly contemplated by this Agreement (including the Asset Contributions contemplated by Article II and the Reorganization contemplated in Section 7.4) or (iii) consented to by Buyer in writing (which consent shall not be unreasonably withheld, delayed or conditioned). Consistent with the foregoing (subject to the exceptions described in the preceding sentence and Section 7.2(b)), Seller shall cause the Company Group and the Asset Contributors (solely with respect to the Contributed Assets) to use commercially reasonable efforts to preserve the goodwill of the suppliers, customers, Governmental Bodies and others having business relations with them.

(b) Prior to the Closing, without limiting the generality of Section 7.2(a), except as expressly contemplated by this Agreement, except as set forth in Schedule 7.2(b) or with the written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) or except as required by Requirements of Law or by any existing Company Agreement, Seller shall cause the Company Group and the Asset Contributors (solely with respect to the Contributed Assets and the Assumed Liabilities) to not:

(i) (A) enter into any Contract for the purchase or lease of real property or (B) exercise any option to extend a lease other than an extension of a lease listed in Schedule 5.9 within the parameters set forth in said schedule;

(ii) create, incur, assume or guarantee, or agree to create, incur, assume or guarantee, any indebtedness for borrowed money (other than (x) money borrowed from or advanced from Seller or any of its Affiliates that is repaid prior to Closing, (y) performance bonds entered into in the Ordinary Course of Business and (z) any indebtedness for borrowed money that will be released at the Closing);

(iii) institute any changes which in the aggregate impose a material increase in the obligations of the Companies or the Company Subsidiary under any profit-sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare or other employee benefit plan with respect to the Business Employees, except as consistent with past practices or which are required to comply with applicable Requirements of Law;

(iv) (A) make any change to any compensatory or benefit plan, program, agreement or arrangement with respect to the Business Employees’ participation, benefits or compensation thereunder, (B) establish, adopt or become a party to any new compensation or benefit plan, program, agreement or arrangement with respect to the Business Employees or (C) otherwise change the compensation or benefits provided to any Business Employees, other than, in each case, changes made in accordance with normal compensation practices and consistent with past compensation practices;

(v) (i) other than in the Ordinary Course of Business, hire any individual with annual base salary or wages in excess of $150,000 who would be a Business Employee if such individual had been employed as of the date of this Agreement or (ii) hire any individual in the United States on a basis other than “at will” who would be a Business Employee if such individual had been employed as of the date of this Agreement;

(vi) other than in the Ordinary Course of Business and solely with respect to the Business, enter into any collective bargaining agreements;

(vii) terminate the employment of any Business Employee that is a vice president or more senior officer other than for cause or other misconduct, consistent with the employment policies applicable to such Business Employee or modify or release the terms of any employment agreement or non-competition with any such Business Employee;

(viii) make any material change in the accounting policies applied in the preparation of the Interim Balance Sheet, except as required by GAAP;

(ix) sell, lease to others or otherwise dispose of any of its assets (except for sales in the Ordinary Course of Business) that has a value in excess of $250,000 individually or $1,000,000 in the aggregate;

(x) change or amend any of the organizational documents of any Company Group Member;

(xi) issue, transfer or sell any of its membership interests or other securities, acquire directly or indirectly, by redemption or otherwise, any such membership interests or securities, reclassify or split-up any such membership interests or securities or grant or enter into any options, warrants, calls or commitments of any kind with respect thereto;

(xii) acquire any capital stock or other equity securities of any Person or acquire any equity or ownership interest in any business;

(xiii) authorize or commit to make any capital expenditures in excess of $1,000,000 individually or $5,000,000 in the aggregate, except as contemplated in the capital expenditure estimate previously provided to Buyer;

(xiv) mortgage, pledge or agree to subject to any Encumbrance (other than a Permitted Encumbrance), any of its assets unless such Encumbrance will be removed at or prior to Closing or unless such Encumbrance is given in connection with the leasing (and not financing) of assets to any Company Group Member in the Ordinary Course of Business;

(xv) waive any rights of material value or settle any Proceeding (including any Consumer Investigation) against any Company Group Member or adversely affecting the Business, whether by agreement or otherwise, other than any settlement that satisfies all of the following conditions: (x) such settlement involves only aggregate cash payments from a Company Group Member less than $100,000 with respect to any such Proceeding or group of related Proceedings, (y) such settlement would not reasonably be expected to otherwise have an adverse impact on any Company Group Member or the Business and (z) no Company Group Member will have any obligation or liability to be performed by such Company Group Member under such settlement agreement after the Closing Date other than, in the case of the MOU, the obligations described in Schedule 5.14(e);

(xvi) relinquish or fail to renew any permit that is necessary to operate the Business or for the ownership and use of the Contributed Assets and the Assumed Liabilities;

(xvii) dissolve, liquidate or take any action to dissolve or liquidate itself;

(xviii) delay or accelerate payment of any account payable or other liability of the Business beyond or in advance of its due date or the date when such liability would have been paid in the Ordinary Course of Business;

(xix) except as may otherwise be required under Requirements of Law, make or change any Tax election, change an annual Income Tax accounting period, adopt or change any Tax accounting method, file any material amended Tax Return, enter into any Tax closing agreement, make any settlement of or compromise any material Tax claim or assessment relating to the Contributed Assets or any Company Group Member, surrender any right to claim a refund or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Contributed Assets or any Company Group Member, in all cases if doing so would have the effect of increasing by more than $50,000 in the aggregate the Tax liability of the Company Group Members, and the Tax Liability to which the Contributed Assets could be subject, levied or assessed, for any period ending after the Closing Date; provided, however, for the avoidance of doubt, Seller or any Company Group Member or any Affiliate thereof shall be entitled to settle or otherwise resolve any Tax claim or assessment by the State of Wisconsin relating to sales apportionment factors to the extent such settlement or resolution does not, based on business operations as of the Closing Date, adversely affect Buyer or any of its Affiliates (including any Company Group Member) after the Closing;

(xx) cease to maintain the books and records of the Business in accordance with past practice; and

(xxi) enter into any contractual obligation or arrangement to do any of the things referred to in clauses (i) through (xx).

Notwithstanding anything to the contrary contained herein, nothing shall prohibit Seller or any Company Group Member from time to time from (i) sweeping cash from the accounts of any Company Group Member, including making any distributions or dividends in furtherance thereof, and retaining such cash for their own account or the account of any of their Affiliates or (ii) paying, pre-paying, reducing or otherwise discharging any indebtedness for borrowed money of any Company Group Member, up until the completion of the Closing. Notwithstanding anything to the contrary contained herein, nothing shall prohibit or limit the transfer of Excluded Assets prior to the Closing or to limit in any manner Seller’s ability to take any actions contemplated by Section 7.4.

7.3. Consents of Third Parties; Governmental Approvals.

(a) During the period prior to the Closing Date, each party hereto shall, and shall cause its Affiliates to, act diligently and reasonably and shall, at the request of the other party hereto, use its commercially reasonable efforts to cooperate with such other party in attempting to secure any consents, waivers and approvals of any third party (including any Governmental Body) required to be obtained to consummate the transactions contemplated by this Agreement and set forth on Schedule 7.3(a)(i), and in connection therewith may agree to an extension of the term of the Contract for which such consent is being sought, to the extent that such extension is provided for on Schedule 7.3(a)(i), and Seller shall, and shall cause its applicable Subsidiaries to, use commercially reasonable efforts to seek the release by the lien holder (or its successor) of the Encumbrance listed on Schedule 7.3(a)(ii); provided, however, that, in each case, notwithstanding anything to the contrary in this Agreement, such action shall not include any requirement of Seller, Buyer or any of their respective Affiliates (including, for the avoidance of doubt, the Company Group Members on or prior to the Closing Date) to pay money to any third party (other than de minimis administrative and review costs), commence or participate in any litigation, arbitration, mediation or administrative process, offer or grant any accommodation or undertake any obligation or liability (in each case financial or otherwise) to any third party (including any Governmental Body); provided, further, however, that prior to the Closing, neither Buyer or its Affiliates nor any of their respective officers, employees or authorized representatives may contact any customer, supplier, independent service provider or lessor of any Company Group Member regarding the transactions contemplated by this Agreement, or any other third party (other than any Governmental Body) in connection with any such consent, without Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) Without limiting the generality and limitations of Section 7.3(a), and except as set forth in Section 7.3(d), upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing all things necessary, proper or advisable to consummate, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) obtaining all necessary actions or non-actions, waivers, consents and approvals from all Governmental Bodies and making all necessary registrations and filings (including with Governmental Bodies) and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid a Proceeding by, any Governmental Body (including those in connection with the HSR Act), (ii) keeping the other party informed in all respects of any substantive communication received by such party from, or given by such party to, any Governmental Body and of any substantive communication received or given in connection with any Proceeding by a private party relating to the transactions contemplated by this Agreement, in each case regarding any of the transactions contemplated hereby, (iii) permitting the other party to review any substantive communication delivered to, and consulting with the other party in advance of any meeting or conference with, any Governmental Body relating to the transactions contemplated by this Agreement, and giving the other party the opportunity to attend and participate in such meetings and conferences (to the extent permitted by such Governmental Body), and (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated by this Agreement. Neither party to this Agreement shall consent to any voluntary delay of the consummation of the transactions contemplated hereby at the behest of any Governmental Body without the consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) Without limiting the generality and limitations of Sections 7.3(a) and 7.3(b), to the extent not filed prior to the date hereof, the parties hereto shall cooperate with each other and shall use their commercially reasonable efforts to file required Notification and Report Forms under the HSR Act with the FTC and DOJ as soon as practicable following the date of this Agreement, but in no event later than five (5) Business Days from and after the date hereof, and shall respond as promptly as practicable to all requests or inquiries received from the FTC or DOJ for additional documentation or information. Buyer shall pay all filing fees (including the filing fee in connection with any filing under the HSR Act) paid to any Governmental Body in connection with any required authorization, consent or approval issued by, or a registration or filing with, or notice to, or waiver from, any Governmental Body.

(d) Notwithstanding Sections 7.3(a), 7.3(b) and 7.3(c), in no event shall Buyer be obligated to (i) pursue or defend any Proceeding in order to obtain any consent to the transactions contemplated by this Agreement or (ii) consent to any sale, divestiture, license or disposition of any of the assets or businesses of Buyer (or its Affiliates, including, for the avoidance of doubt, following the Closing, the Company Group members) or otherwise take or commit to take actions that limit Buyer’s freedom of action with respect to, or its ability to retain, any of the businesses, product lines or assets of Buyer (or its Affiliates, including, for the avoidance of doubt, following the Closing, the members of the Company Group). For the avoidance of doubt, nothing in this Section 7.3(d) shall limit Buyer’s obligation to use its commercially reasonable efforts to obtain all necessary actions or non-actions, waivers, consents and approvals, and make all necessary registrations and filings (including submitting a response to a second request) and take all steps as may be necessary to obtain an approval or waiver from, or to avoid a Proceeding by, any Governmental Body in connection with the HSR Act.

7.4. Pre-Closing Reorganization.

(a) Notwithstanding anything to the contrary set forth herein, prior to the Closing, Seller shall, and shall cause its applicable Subsidiaries to, take all steps necessary to effect and carry out the plan of reorganization as detailed in Schedule 7.4 (the “Reorganization”). Following the date hereof, Seller shall be permitted to amend Schedule 7.4 to the extent the effect of such amendments (i) would not materially adversely affect Buyer or its Affiliates or, following the Closing, the Companies or the Business and (ii) are consented to by Buyer in writing (whose consent shall not be unreasonably withheld or delayed).

(b) Each of Seller and Buyer understands and agrees that any transfers, assignments, sales or other dispositions of assets, interest, rights, capital stock or otherwise prior to the Closing, whether from a Company Group Member to Seller or one or more of its Affiliates or from Seller or one or more of its Affiliates to a Company Group Member, shall be made on an “AS-IS”, “WHERE-IS” basis, without representation or warranty of any kind except as expressly set forth in this Agreement or the applicable transfer or assignment document, and without recourse to the party making such transfer, assignment, sale or other disposition, and without recourse to the recipient thereof.

7.5. Notices.

(a) Between the date of this Agreement and the earlier of the Closing Date and the termination of this Agreement in accordance with the terms of this Agreement, each party shall promptly notify the other upon obtaining Knowledge of any Proceeding that shall be instituted or threatened against such party to restrain, prohibit or otherwise challenge the legality of any transaction contemplated by this Agreement or any Ancillary Agreement. Seller shall promptly notify Buyer upon obtaining Knowledge of (a) any Proceeding that may be instituted or threatened against any Company Group Member or any Selling Entity which would have been listed in Schedule 5.14 if such Proceeding had arisen prior to the date hereof and (b) any other event or matter which, to the Knowledge of Seller, would cause any other representation or warranty contained in Article V to be untrue in any material respect. No such notification shall affect any of the representations and warranties of Seller hereunder, or the conditions to the obligations of the parties contained herein or otherwise affect the remedies available.

(b) Between the date of this Agreement and the earlier of the Closing Date and the termination of this Agreement in accordance with the terms of this Agreement, Seller shall promptly advise the Buyer in writing upon obtaining Knowledge of (a) any change or event having a Material Adverse Effect, (b) any notice or other communication from any Governmental Body alleging that the consent of such Governmental Body is or may be required in connection with the transactions contemplated by this Agreement, (c) any material default under any Company Contract or event which, with notice or lapse of time or both, would become such a default on or prior to the Closing and (d) any material adverse change in, or any termination of, or threatened termination in writing of, the business relationship between any Company Group Member or any Selling Entity, on the one hand, and any Top 20 Customer or Top 10 Supplier, on the other hand, in respect of the Business. No such notification shall affect any of the representations and warranties of Seller hereunder, or the conditions to the obligations of the parties contained herein or otherwise affect the remedies available.

(c) Notwithstanding Section 7.5(a) and Section 7.5(b), if a party fails to notify the other party under this Section 7.5, (i) such non-breaching party shall only be entitled to seek indemnification for breach of this Section 7.5 if and to the extent such non-breaching party is otherwise entitled to indemnification pursuant to Section 11.1 or Section 11.2, as the case may be, for breach of a representation and warranty, and the limits (if any) set forth in Section 11.1 or Section 11.2, as the case may be, shall apply to any such indemnification, and (ii) a failure to comply with this Section 7.5 shall not cause the failure of any condition set forth in Article IX or Article X, as the case may be, to be satisfied unless the underlying change, event or development would independently result in the failure of a condition set forth in Article IX or Article X, as the case may be, to be satisfied.

7.6. No Solicitation of Other Bids.

(a) For the 30-day period following the date of this Agreement, Seller shall not, and shall not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal; provided, however, that nothing contained in this sentence shall preclude Seller from complying with its reporting obligations under applicable securities laws. Seller shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their Representatives to immediately cease and cause to be terminated all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Alternative Transaction” means any (i) direct or indirect acquisition of assets of the Business equal to 20% or more of the fair market value of the combined assets of the Business or to which 20% or more of net revenues or net income on a combined basis of the Business are attributable, (ii) direct or indirect acquisition of 20% or more of the voting equity interests of any Company Group Member, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the voting equity interests of any Company Group Member, or (iv) merger, consolidation, other business combination or similar transaction involving the Business or any Company Group Member, pursuant to which such person would own 20% or more of the combined assets, net revenues or net income of the Business, taken as a whole; in all cases of clauses (i)-(iv) where such transaction is to be entered into with any person or group of persons other than Buyer and its Affiliates. For purposes hereof, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) relating to any Alternative Transaction. It is agreed that the sale of the capital stock of Seller, any equity interest in Seller or its assets and business as a whole shall not be deemed to be an Alternative Transaction. Notwithstanding anything to the contrary contained herein, nothing shall prohibit or limit the transfer of Excluded Assets prior to the Closing or limit in any manner Seller’s ability to take any actions expressly contemplated by Article II and Section 7.4.

(b) In addition to the other obligations under this Section 7.6, Seller shall promptly (and in any event within three (3) Business Days after receipt thereof by Seller or its Representatives) advise Buyer orally and in writing of any Acquisition Proposal and the material terms and conditions of such Acquisition Proposal.

(c) Seller agrees that the rights and remedies for noncompliance with this Section 7.6 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.

7.7. Pre-Closing Financing Obligations.

(a) Prior to the Closing, Buyer shall use its reasonable best efforts to arrange and to consummate the Debt Financing as soon as reasonably practicable after the date of this Agreement on the terms and conditions described in the Debt Commitment Letters (provided that Buyer may replace or amend the Debt Commitment Letters to add Lenders, lead arrangers, bookrunners, syndication agents, similar entities, as applicable, which had not executed the Debt Commitment Letters as of the date hereof, or otherwise on terms which would not (x) expand the conditions precedent to the Debt Financing as set forth in the Debt Commitment Letters as of the date hereof, (y) delay the Closing or (z) reduce the aggregate amount available under the Debt Commitment Letters below an amount that, when combined with Buyer’s other sources of funds, is sufficient to pay the Purchase Price and all related fees and expenses of Buyer in connection with this Agreement and the transactions contemplated hereby at the Closing), which reasonable best efforts shall include (i) negotiating definitive agreements with respect to the Debt Financing on terms and conditions contained in the Debt Commitment Letters (the “Financing Agreements”), (ii) satisfying on a timely basis all conditions in the Debt Commitment Letters and the Financing Agreements, (iii) enforcing its rights under the Debt Commitment Letters and the Financing Agreements; provided, however, that Buyer shall not be required to, and Buyer shall not be required to cause any other Person to, commence, participate in, pursue or defend any Proceeding against or involving any of Buyer’s lenders or other Persons that have or may have agreed to provide any portion of, or otherwise with respect to, the Debt Financing, and (iv) drawing upon any bridge financing provided for therein.

(b) In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letters and/or the Financing Agreements, prior to the Closing, Buyer shall use its reasonable best efforts to arrange to obtain, as promptly as reasonably practicable, financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement on terms comparable to those contained in the Debt Commitment Letters (the “Alternative Financing”) and to obtain (and, when obtained, to provide Seller with a copy of) a new financing commitment for the Alternative Financing (the “Alternative Financing Commitment Letter”). To the extent applicable, prior to the Closing, Buyer shall use its reasonable best efforts to arrange and to consummate the Alternative Financing as soon as reasonably practicable on the terms and conditions described in the Alternative Financing Commitment Letter, which reasonable best efforts shall include (i) negotiating definitive agreements with respect thereto on terms and conditions contained therein (the “Alternative Financing Agreements”), (ii) satisfying on a timely basis all conditions in the Alternative Financing Commitment Letter and the Alternative Financing Agreements, (iii) enforcing its rights under the Alternative Financing Commitment Letter and the Alternative Financing Agreements; provided, however, that Buyer shall not be required to, and Buyer shall not be required to cause any other Person to, commence, participate in, pursue or defend any Proceeding against or involving any of Buyer’s lenders or other Persons that have or may have agreed to provide any portion of, or otherwise with respect to, the Alternative Financing, and (iv) drawing upon any bridge financing provided for therein.

(c) Buyer shall give Seller notice as promptly as reasonably practicable (and in any event within three (3) Business Days) of any breach or termination by any party of the Debt Commitment Letters and/or the Financing Agreements and, if applicable, the Alternative Financing Commitment Letter and/or the Alternative Financing Agreements. Upon Seller’s reasonable request, Buyer shall inform Seller in reasonable detail of the status of its efforts to arrange the Debt Financing and, if applicable, the Alternative Financing and shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Debt Commitment Letters and/or the Financing Agreements, and, if applicable, the Alternative Financing Commitment Letter and the Alternative Financing Agreements without Seller’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned.

(d) Prior to the Closing, Seller shall provide, at Buyer’s expense, and shall cause its Affiliates and their respective directors, officers, managers, employees, consultants, counsel, accountants, agents, advisors and other representatives (with respect to any Person, the foregoing are collectively referred to as such Person’s “Representatives”), including legal and accounting advisors, to use their commercially reasonable efforts to provide all cooperation reasonably requested by Buyer, its Debt Financing and Alternative Financing sources (including the Lenders in the Debt Financing) and each of their respective Representatives in connection with the arrangement of the Debt Financing or any Alternative Financing, including, to the extent reasonable, furnishing Buyer and the Lenders with financial and other pertinent information regarding the Business as may be reasonably requested; provided, however, that (w) such cooperation shall not unreasonably interfere with the ongoing operations of the Seller or the Business, (x) none of the Seller or the Business or any of their respective directors or officers shall be obligated to adopt or approve resolutions or execute consents to approve or authorize the execution of the Debt Financing unless such directors or officers will continue in such positions or in similar positions after the Closing and, in each case, such documents shall not become effective until the Closing or thereafter, (y) no obligation of the Seller or the Business under any agreement, certificate document or instrument shall be effective until the Closing and (z) none of the Seller, the Business or their respective representatives, agents or affiliates shall be required to pay or incur any liability for any commitment or other fee or pay or incur any other liability in connection with the Debt Financing prior to the Closing.

Notwithstanding the foregoing, nothing set forth in this Section 7.7(d) shall require such cooperation by the Seller, the Business or their respective directors, officers, employees, Affiliates, agents or representatives to the extent it would (x) cause any condition to Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement that would provide Buyer the right to terminate this Agreement or seek indemnity under the terms hereof (unless, in each case, waived by Buyer), (y) require the Seller or the Business to take any action that will conflict with or violate their formation or organization documents or any legal requirements or result in the contravention of, or would reasonably be expected to result in a violation or breach of, or default under, any law, or material agreement (it being understood that the foregoing shall not prevent such Persons from seeking any consents reasonably requested by the Buyer in connection with the Debt Financing) or (z) result in any employee, officer or director of the Seller or the Business incurring any personal liability (as opposed to liability in his or her capacity as an officer of such Person) with respect to any matters related to the Debt Financing. Buyer shall promptly, upon request by Seller, reimburse Seller or the Business, as applicable, for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Seller or the Business in connection with the cooperation contemplated by this Section 7.7(d). Buyer shall indemnify and hold harmless Seller and the Business and their respective officers, directors and other representatives for and against any and all Losses or damages suffered or incurred by them in connection with the arrangement and/or consummation of the Debt Financing and any information utilized in connection therewith, in each case except to the extent the relevant amounts result from the bad faith, gross negligence or willful misconduct of Seller, the Business or any of their respective officers, directors or other representatives. Notwithstanding anything herein to the contrary, the obligations of Buyer under this paragraph shall survive the termination of this Agreement.

Buyer acknowledges and agrees that, except as otherwise expressly provided in this Section 7.7, Seller and its Affiliates and representatives have no responsibility for any financing (including, for the avoidance of doubt, the Debt Financing and the Alternative Financing) that Buyer may raise in connection with the transactions contemplated hereby.

(e) Notwithstanding the foregoing, compliance by Buyer with this Section 7.7 shall not relieve Buyer of its obligation to consummate the transactions contemplated by this Agreement, whether or not the Debt Financing is available.

7.8. Pre-Closing Delivery of IP Cross-License Agreement. Prior to Closing, Buyer shall, upon written request by Seller, promptly deliver to Seller the IP Cross-License Agreement, duly executed by Buyer; provided, however, that, in accordance with its terms, such executed and delivered IP Cross-License Agreement shall only become effective upon consummation of the Closing and, until effective, Buyer shall have no obligation or liability thereunder. If Buyer has executed and delivered the IP Cross-License Agreement and if the Closing does not occur, the IP Cross-License shall become void without further action on the part of Buyer or Seller upon the termination of this Agreement in accordance with its terms. If Seller makes no such written request prior to the Closing, Buyer shall deliver the IP Cross-License Agreement, duly executed by Buyer, to Seller at Closing in accordance with Section 4.3.

ARTICLE VIII

ADDITIONAL AGREEMENTS

8.1. Tax Matters.

(a) Liability for Taxes.

(i) Seller shall be liable for and pay, and pursuant to Article XI (and subject to the limitations thereof), shall indemnify and hold harmless each Buyer Group Member from and against any and all of the following Taxes (collectively, the “Seller Taxes”): (A) Taxes imposed on any member of the Seller Group, or any of the Selling Entities, or for which any member of the Seller Group or any of the Selling Entities may otherwise be liable, regardless of the Tax period to which such Taxes relate; (B) Taxes imposed on any Company Group Member, or for which any Company Group Member may otherwise be liable under Requirements of Law, for any Pre-Closing Tax Period and for any Pre-Closing Straddle Period (determined in accordance with Section 8.1(a)(iii)); (C) Taxes resulting from or incurred in connection with the Reorganization or (subject to Section 8.1(a)(iv)) the transfer of the Contributed Assets pursuant to Section 2.2(a); (D) Taxes of any member of any Consolidated Tax Group of which any Company Group Member (or any predecessor of any Company Group Member) was a member on or prior to the Closing Date by reason of Treasury Regulation § 1.1502-6(a) or any analogous or similar provision of foreign, state or local law, and Taxes imposed on any Company Group Member under the intercompany transaction rules of Treasury Regulation § 1.1502-13 (or any analogous or similar provision of foreign, state or local law) upon ceasing to be a member of such a Consolidated Tax Group; (E) Taxes of any other Person for which a Company Group Member is or has been liable under Requirements of Law for any Pre-Closing Tax Period and for any Pre-Closing Straddle Period (determined in accordance with Section 8.1(a)(iii)) as a transferee or successor; (F) Taxes levied or assessed against, or payable with respect to, the Contributed Assets for any Pre-Closing Tax Period or for any Pre-Closing Straddle Period (determined in accordance with Section 8.1(a)(iii)); (G) Transfer Taxes allocated to and payable by Seller pursuant to Section 8.1(a)(iv); and (H) Taxes of any other Person for which a Company Group Member is liable (or for which such Company Group Member has an obligation to pay, fund or reimburse) for any Pre-Closing Tax Period and for any Pre-Closing Straddle Period (determined in accordance with Section 8.1(a)(iii)) under any written agreement or contract in effect as of the Closing Date, but excluding any agreement or contract entered into by the Company Group Member or any Affiliate thereof in the Ordinary Course of Business which does not pertain primarily to Taxes; provided, however, the term “Seller Taxes” shall not include (I) the amount of any Taxes reflected as a liability and included in the final calculation of Closing Date Working Capital, (II) Taxes imposed on any Company Group Member as a result of transactions that occur on the Closing Date with respect to such Company Group Member that are properly allocable (based on factors set forth in Treasury Regulation Section 1.1502-76(b)(1)(ii)(B)) to the portion of the Closing Date after the Closing, it being understood that this clause (II) should be interpreted in a manner consistent with the determination of Closing Date Working Capital as of the Measurement Time, (III) Taxes that result from the transactions contemplated by this Agreement being treated for Tax purposes as a purchase or sale of assets of any member of the Company Group (other than West Business Solutions, LLC and West Contact Services Mexico) as a result of any Tax election made or caused to be made by Buyer, or any action not contemplated by this Agreement taken or caused to be taken by Buyer after the Closing, or (IV) Transfer Taxes allocated to and payable by Buyer pursuant to Section 8.1(a)(iv), (Taxes described in this proviso, hereinafter the “Excluded Taxes”). To the extent permitted by Requirements of Law, Buyer and Seller agree that, with respect to any transaction described in clause (II) of the preceding sentence, each Company Group Member and all persons related to such member under Section 267(b) of the Code immediately after the Closing shall treat such transaction for federal Income Tax purposes (in accordance with Treasury Regulation Section 1.1502-76(b)(1)(ii)(B)) and, to the extent permitted, for other Tax purposes, as occurring at the beginning of the day following the Closing Date.

(ii) Buyer shall be liable for and pay, and pursuant to Article XI (and subject to the limitations thereof) shall indemnify and hold harmless each Seller Group Member from and against (collectively, “Buyer Taxes”), (A) all Taxes imposed on any Company Group Member, or for which any Company Group Member may otherwise be liable under Requirements of Law, attributable to taxable years or periods beginning after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning immediately after the Closing Date and (B) Excluded Taxes; provided, however, Buyer shall not be liable for, and shall have no obligation to pay, (i) any Seller Tax, or (ii) any Tax for which Seller is responsible or obligated to pay pursuant to this Section 8.1 or Article XI.

(iii) For purposes of paragraph (a)(i) and (a)(ii) of this Section 8.1, any Straddle Period shall be treated on a “closing of the books” basis as two partial periods, one ending at the close of the Closing Date and the other beginning immediately after the Closing Date, provided, however, that (I) transactions occurring on the Closing Date that are properly allocable (based on factors similar to those set forth in Treasury Regulation Section 1.1502-76(b)(1)(ii)(B)) to the portion of the Closing Date after the Closing shall be allocated to the taxable year or period that is deemed to begin immediately after the Closing Date, it being understood that this clause (I) should be interpreted in a manner consistent with the determination of Closing Date Working Capital as of the Measurement Time, and (II) exemptions, allowances or deductions that are calculated on a periodic basis (such as property Taxes and depreciation deductions) and any Tax allowances or incentives (including graduated Tax rates) applicable to a Company Group Member organized outside the U.S. shall be apportioned between such two taxable years or periods on a daily basis.

(iv) Notwithstanding paragraphs (a)(i) and (a)(ii) of this Section 8.1, any sales Tax, use Tax, real property transfer Tax, asset transfer Tax, documentary stamp Tax, or similar Tax (each, a “Transfer Tax”) imposed on the transactions effected pursuant to this Agreement shall be paid fifty percent (50%) by Buyer and fifty percent (50%) by Seller when due. Buyer, on the one hand, and Seller, on the other hand, agree to timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns with respect to, such Taxes (including resale certificates from Buyer to Seller with respect to inventory).

(v) If, as a result of any action, suit, investigation, audit, claim, assessment or amended Tax Return that results in an increase in a Tax liability for which Seller would otherwise be liable pursuant to paragraph (a)(i) of this Section 8.1, there is any change in an item of income, gain, loss, deduction, credit or amount of Tax and such change results or is reasonably expected to result in an allowable decrease in the amount of Taxes due and payable by any Company Group Member, Buyer or any Affiliate or successor of any thereof with respect to any of the two (2) taxable years or periods beginning after the Closing Date or for the portion of any Straddle Period beginning after the Closing Date, Seller shall not be liable pursuant to such paragraph (a)(i) with respect to such increase to the extent of the present value (using a discount rate equal to the then “Federal mid-term rate,” as that term is defined in Section 1274(d) of the Code) of such decrease (and, to the extent such increase in Tax liability is paid to a Governmental Body by Seller or any Affiliate thereof, Buyer shall pay Seller an amount equal to the present value of such decrease). Buyer shall, and shall cause its Affiliates to, use commercially reasonable efforts to realize all such allowable material decreases in Tax liability, including through the filing of amended Tax Returns; provided, however, Seller shall pay Buyer, within five (5) days of demand, all reasonable third party costs and expenses (including reasonable attorney fees) incurred or payable by Buyer or any of its Affiliates (including any Company Group Member) in connection with its efforts to realize such decreases in Tax liability, and provided, further, that none of Buyer or its Affiliates shall be required to institute or engage in legal or administrative proceedings to realize any such decreases in Tax liability. Buyer shall inform Seller shortly after the end of each calendar year as to whether, to the Knowledge of Buyer, any material decrease is, or with the taking of commercially reasonable action would be, available.

(vi) Subject to the following sentence, but otherwise notwithstanding anything to the contrary herein, Seller and Buyer agree that Seller makes no representation or warranty, and provides no other assurance, with respect to the amount or availability of any Tax Attributes of any Company Group Member with respect to any taxable year or periods beginning after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning immediately after the Closing Date. Notwithstanding the foregoing, Seller shall make a timely and valid election pursuant to Treasury Regulation Sections 1.1502-36(d)(6)(i)(A) and 1.1502-36(e)(5)(viii) to reduce the basis of the relevant Company Group Member to the extent necessary to prevent any attribute reduction amount pursuant to Treasury Regulation Section 1.1502-36(d)(3) associated with the transactions effected by the Seller. Seller shall not make an election pursuant to Treasury Regulation Sections 1.1502-36(d)(6)(i)(B) or (C) to reattribute any Company Group Member’s Tax Attributes to Seller, without the prior written consent of Buyer, which may be withheld in Buyer’s sole discretion.

(vii) To the extent permitted by Requirements of Law, any Tax benefits arising from or attributable to wages or other similar amounts paid or accrued by any Company Group Member on or prior to the Closing Date (including, but not limited to, the work opportunity credit under the Code, the Indian employment credit under the Code, the empowerment zone employment credit under the Code, the renewal community employment credit under the Code, the enterprise zone credit under the Code, any similar or related provision of federal, state or local law, or any successor to any of the foregoing provisions, whether under existing legislation or pursuant to post-Closing legislation applicable to wages or other similar amounts paid or accrued during the pre-Closing period) shall be treated as arising in, and shall be allocated to a Pre-Closing Tax Period or, with respect to any Straddle Period, the portion of such Straddle Period ending on the Closing Date. To the extent permitted by Requirements of Law, the parties shall report consistently with the preceding sentence for all Tax purposes, and shall not take any inconsistent position in any Tax proceeding; provided, however, neither Buyer nor Seller (nor any of their Affiliates) shall be required to litigate before any court, or contest before any administrative agency, any proposed deficiency or adjustment by any Governmental Body challenging such deductions. If such Tax benefits cannot be allocated to any such Pre-Closing Tax Period under applicable law, Seller shall be entitled to any Tax refunds (or reductions in Tax liability) attributable to any such Tax benefits to the extent actually realized by a reduction in Taxes otherwise due and payable by Buyer, any Company Group Member, or any Affiliate of the foregoing Persons with respect to each of the two (2) taxable years or periods beginning after the Closing Date or the portion of any Straddle Period beginning after the Closing Date, but only to the extent the amount of such Tax refunds or reductions in Tax liability exceed all reasonable third party costs and expenses (including reasonable attorney fees) incurred by Buyer and its Affiliates in obtaining such Tax refunds or reductions in Tax liability. Buyer shall forward or reimburse to Seller any such Tax refunds received or reductions utilized within ten (10) days after receipt or entitlement thereto.

(b) Tax Returns.

(i) Seller shall file or cause to be filed when due (taking into account all extensions properly obtained) (A) all Income Tax Returns that are required to be filed by or with respect to any Company Group Member for taxable years or periods ending on or before the Closing Date (other than such Income Tax Returns required to be filed by any Company Group Member organized outside the United States, which shall be filed by Buyer) and (B) all other Tax

Returns that are required to be filed by or with respect to any Company Group Member (taking into account all extensions properly obtained) on or prior to the Closing Date. Seller shall timely remit or cause to be timely remitted, in full, any Taxes due in respect of such Tax Returns. Except as required by Requirements of Law or to reflect changes in fact, or except as otherwise provided herein, all Tax Returns that Seller is required to file or cause to be filed in accordance with this paragraph (b)(i) shall be prepared and filed in a manner consistent with past practice and, on such Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods unless failure to do so would not have the effect of increasing by more than $50,000 in the aggregate the Tax liability of Buyer and its Affiliates (including the Company Group Members) for any taxable period beginning after the Closing Date or the portion of any Straddle Period beginning immediately following the Closing Date.

(A) With respect to any Tax Return to be filed by Seller after the Closing Date pursuant to Section 8.1(b)(i) that is not required to be signed by a Company Group Member prior to filing, Seller shall provide Buyer with a copy of such Tax Return (or the portion thereof reflecting Tax information of the relevant Company Group Member) as promptly as practicable following the preparation thereof (it being understood that if necessary such copies shall be provided after filing). Buyer shall review such Tax Returns within 30 days after the delivery of such Tax Returns. Buyer will be deemed to have approved such Tax Returns as prepared by Seller if it does not submit comments within such 30 day review period. If Buyer delivers comments (including proposed revisions) to Seller within such review period, Buyer and Seller shall negotiate in good faith and use commercially reasonable efforts to resolve any dispute in connection with such comments, but only if and to the extent the comments delivered by Buyer pursuant to this Section 8.1(b)(i)(A) pertain to (i) Tax positions taken, elections made or methods used with respect to such Tax Returns that Buyer believes (A) are inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods and such inconsistency is not required by Requirements of Law or to reflect changes in fact, and (B) could reasonably be expected to have the effect of increasing by more than $50,000 in the aggregate the Tax liability of Buyer and its Affiliates (including the Company Group Members) for any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning immediately following the Closing Date, or (ii) the allocation of items of income, gain, loss, deduction, or credit with respect to the Closing Date (including the allocation of items pursuant to Treasury Regulation Section 1.1502-76(b) or any comparable or similar provision of federal, state or foreign law). In the event Buyer and

Seller are unable to resolve any such dispute with respect to the matters specified above within 10 days after Buyer provides its comments, Buyer and Seller shall resolve the items disputed by Buyer pursuant to this Section 8.1(b)(i)(A) in accordance with Section 8.1(b)(iii).

(B) With respect to any Tax Return to be filed by Seller after the Closing Date pursuant to Section 8.1(b)(i) that is required to be signed by a Company Group Member prior to filing, not less than 60 days prior to the due date for filing of each such Tax Return, taking into account extensions (or, if such due date is within 120 days following the Closing Date, as promptly as practicable following the Closing Date), Seller shall provide Buyer with a draft copy of such Tax Returns (or the portion thereof reflecting Tax information of the relevant Company Group Member) for Buyer’s review and approval. Buyer shall review such Tax Returns within 30 days after the delivery of such Tax Returns. Buyer will be deemed to have approved such Tax Returns as prepared by Seller if it does not submit comments within such 30 day review period. If Buyer delivers comments (including proposed revisions) to Seller within such review period, Buyer and Seller shall negotiate in good faith and use commercially reasonable efforts to resolve any dispute in connection with such comments, but only if and to the extent the comments delivered by Buyer pursuant to this Section 8.1(b)(i)(B) pertain to (i) Tax positions taken, elections made or methods used with respect to such Tax Returns that Buyer believes (A) are inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods and such inconsistency is not required by Requirements of Law or to reflect changes in fact, and (B) could reasonably be expected to have the effect of increasing by more than $50,000 in the aggregate the Tax liability of Buyer and its Affiliates (including the Company Group Members) for any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning immediately following the Closing Date, (ii) the allocation of items of income, gain, loss, deduction, or credit with respect to the Closing Date (including the allocation of items pursuant to Treasury Regulation Section 1.1502-76(b) or any comparable or similar provision of federal, state or foreign law), or (iii) whether there is a “reasonable basis” (as defined in Treasury Regulation Section 1.6662-3(b)(3) or any comparable or similar provision of state or foreign law) for any position taken on such Tax Returns. In the event Buyer and Seller are unable to resolve any such dispute with respect to the matters specified above within 10 days after Buyer provides its comments, Buyer and Seller shall resolve the items disputed by Buyer pursuant to this Section 8.1(b)(i)(B) in accordance with Section 8.1(b)(iii).

(ii) Buyer shall file or cause to be filed when due (taking into account all extensions properly obtained) (A) all Income Tax Returns that are required to be filed by or with respect to any Company Group Member for taxable years or periods ending after the Closing Date and (B) all other Tax Returns that are required to be filed after the Closing Date. Subject to Seller’s obligation to pay Seller Taxes in accordance with this Agreement, and further subject to Buyer’s rights to indemnification hereunder, Buyer shall timely remit or cause to be timely remitted, in full, any Taxes due in respect of such Tax Returns. Except as required by Requirements of Law or to reflect changes in fact, or except as otherwise provided herein, all Tax Returns that Buyer is required to file or cause to be filed in accordance with this paragraph (b) that relate to any Pre-Closing Tax Period or any Straddle Period shall be prepared and filed in a manner consistent with past practice and, on such Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in the immediately prior period unless failure to do so would not have the effect of increasing by more than $50,000 in the aggregate the Tax liability of Seller and its Affiliates (including the Company Group Members) with respect to such taxable periods. Not less than 60 days prior to the due date for filing of each such Tax Return, taking into account extensions (or, if such due date is within 120 days following the Closing Date, as promptly as practicable following the Closing Date), Buyer shall provide Seller with a draft copy of such Tax Returns (or the portion thereof reflecting Tax information of the relevant Company Group Member) for Seller’s review and approval prior to the filing thereof. Seller shall review such Tax Returns within 30 days after the delivery of such Tax Returns. Seller will be deemed to have approved such Tax Returns as prepared by Buyer if it does not submit comments within such 30 day review period. If Seller delivers comments (including proposed revisions) to Buyer within such review period, Buyer and Seller shall negotiate in good faith and use commercially reasonable efforts to resolve any dispute in connection with such comments (which, for the avoidance of doubt, shall not be subject to the limitations set forth in Section 8.1(b)(i)(A) or (B)). In the event Buyer and Seller are unable to agree on any such revisions within 10 days after Seller provides its comments, Buyer and Seller shall resolve the items disputed by Seller pursuant to this Section 8.1(b)(ii) in accordance with Section 8.1(b)(iii).

(iii) In the event Buyer (pursuant to, and subject to the limitations of, Section 8.1(b)(i)) or Seller (pursuant to Section 8.1(b)(ii)) delivers comments to the other Party within the relevant 30 day review period and the Parties are unable to resolve the disputed items within 10 days thereafter, Seller and Buyer shall engage the Accounting Firm to resolve the matter, and the Accounting Firm’s determination shall be final and binding on the Parties. The Accounting Firm shall resolve the dispute in accordance with the terms of this Section 8.1 within 10 days after the item has been referred to it. Notwithstanding anything to the contrary in this Section 8.1(b), the Seller (with respect to a Tax Return prepared pursuant to Section 8.1(b)(i)) or the Buyer (with respect to a Tax Return prepared pursuant to Section 8.1(b)(ii)) shall be entitled to file or cause to be filed the applicable Tax Return on behalf of a Company Group Member without having incorporated the disagreed upon changes to avoid a late filing of such Tax Return. If the Accounting Firm’s resolution of the dispute necessitates that a Tax Return filed in accordance with the previous sentence be amended, then Seller (with respect to a Tax Return prepared pursuant to Section 8.1(b)(i)) or the Buyer (with respect to a Tax Return prepared pursuant to Section 8.1(b)(ii)) shall cause an amended Tax Return to be filed that reflects such resolution. The fees and expenses of the Accounting Firm shall be borne by each Party in the percentage inversely proportionate to the percentage of the total items submitted for dispute that are resolved in such Party’s favor. Notwithstanding anything to the contrary herein, nothing in this Section 8.1(b) shall prohibit Buyer, Seller, or any of their Affiliates (including the Company Group Members) from filing Tax Returns at the time required by law (taking into account any available extensions).

(iv) Except as required by Requirements of Law, none of Buyer or any Affiliate of Buyer shall (or shall cause or permit any Company Group Member to) amend, refile or otherwise modify (or grant an extension of any statute of limitations or reassessment period with respect to) any Tax Return relating in whole or in part to any Company Group Member with respect to any Pre-Closing Tax Period or any Straddle Period without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed).

(v) Buyer shall use commercially reasonable efforts to prepare and provide to Seller (or cause to be prepared and provided to Seller) a package of Tax information materials, including, without limitation, schedules and work papers (the “Tax Package”) required by Seller to enable Seller to prepare and file all Tax Returns required to be prepared and filed by it pursuant to paragraph (b)(i) of this Section 8.1. The Tax Package shall be completed in accordance with past practice, including past practice as to providing such information and as to the method of computation of separate taxable income or other relevant measure of income of the Company. Buyer shall use commercially reasonable efforts to cause the Tax Package to be delivered to Seller within 30 days after Seller requests delivery of the Tax Package. Seller shall pay all reasonable third-party costs and expenses incurred by Buyer and its Affiliates, including each Company Group Member, in preparing such Tax Package.

(vi) Except to the extent reflected as an asset and included in the final calculation of Closing Date Working Capital, Seller shall be entitled to any refund of (or credit for) Taxes allocable to any Pre-Closing Tax Period and, with respect to any Straddle Period, the Pre-Closing Straddle Period (determined in accordance with Section 8.1(a)(iii)). Buyer shall, and shall cause its Affiliates, to take such steps as may be commercially reasonable and requested in writing by Seller to secure any such refund or credit, including through the filing of amended Tax Returns; provided, however, except as provided on Schedule 8.1(b), neither

Buyer nor any of its Affiliates (and no Company Group Member) shall be required to institute or engage in legal or administrative proceedings to secure such Tax refund. Seller shall pay Buyer, within five (5) days of demand, all reasonable third party costs and expenses (including reasonable attorney fees) incurred or payable by Buyer or any of its Affiliates (including any Company Group Member) in connection with its efforts to secure such refunds or credits. Buyer shall promptly pay any such Tax refund, net of all fees and expenses not yet reimbursed by Seller, and net of all Taxes incurred by Buyer or its Affiliates, in connection therewith. In the event any Governmental Body subsequently disallows all or any portion of such Tax Refund with respect to which Buyer has made a payment to Seller, Seller shall promptly pay Buyer the portion of such Tax refund which was disallowed, together with any penalties, interests or costs incurred in connection with such disallowance. Buyer shall inform Seller shortly after the end of each calendar year as to whether, to the Knowledge of Buyer, any material refund or credit is, or with the taking of commercially reasonable action would be, available.

(c) Contest Provisions. Each of Seller and Buyer shall promptly notify the other Party in writing upon receipt (including receipt by Affiliates of Seller or Buyer) of any written notice of any pending or threatened federal, state, local or foreign Tax audits, examinations or assessments or administrative or court proceeding that pertains to or is reasonably expected to affect a Company Group Member with respect to any Pre-Closing Tax Period or any Straddle Period. With respect to such proceeding that pertain to a Pre-Closing Tax Period, Seller shall have the sole right to control any such Tax audit, examination, assessment or proceeding, and to employ counsel of its choice at its expense; provided, however, that Buyer and its representatives shall be permitted, at Buyer’s expense, to be present at, and participate in, any such audit, examination, assessment or proceeding (except to the extent such audit, examination, assessment or proceeding pertains to a Tax Return of a Consolidated Tax Group or to the Tax information of any Seller Group Member. With respect to such proceeding that pertain to a Straddle Period, Buyer shall have the sole right to control any such Tax audit, examination, assessment or proceeding, and to employ counsel of its choice at its expense; provided, however, that Seller and its representatives shall be permitted, at Seller’s expense, to be present at, and participate in, any such audit, examination, assessment or proceeding (except to the extent such audit, examination, assessment or proceeding pertains to a Tax Return of a Consolidated Tax Group or to the Tax information of Buyer or an Affiliate of Buyer other than a Company Group Member). Neither Seller nor any Affiliate of Seller (with respect to a proceeding involving a Pre-Closing Tax Period), and neither Buyer nor any Affiliate of Buyer (with respect to a proceeding involving a Straddle Period) shall be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which could reasonably be expected to adversely affect the liability for Taxes for which the other party may be liable under this Agreement without the prior written consent of the other party (which shall not be unreasonably delayed, conditioned or withheld); provided, however, each of Seller and Buyer shall be permitted to settle any claim for Taxes to the extent such claim relates solely to, with respect to Seller, a Seller Group Member, and with respect to Buyer, either Buyer or an Affiliate of Buyer other than a Company Group Member.

(d) Assistance and Cooperation. After the Closing Date, each of Seller and Buyer shall (and cause their respective Affiliates to): (i) timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in paragraph (a)(iii) of this Section 8.1 (relating to sales, transfer and similar Taxes); (ii) assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with paragraph (b) of this Section 8.1; (iii) cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns relating to the Companies, the Company Subsidiary or the Contributed Assets; (iv) make available to the other party and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes relating to the Companies, the Company Subsidiary or the Contributed Assets; (v) provide timely notice to the other in writing of any pending or threatened Tax audits or assessments relating to the Companies, the Company Subsidiary or the Contributed Assets for taxable periods for which the other may have a liability under this Section 8.1; (vi) furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period; and (vii) timely provide to the other powers of attorney or similar authorizations necessary to carry out the purposes of this Section 8.1.

(e) Prior to or as of the Closing, Seller will cause each Company Group Member to terminate all written or unwritten agreements or arrangements providing for the allocation or payment of Tax liabilities or for Tax benefits between or among any Seller Group Member or other members of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis (excluding any such agreement or arrangement relating solely to Company Group Members and excluding, for the avoidance of doubt, this Agreement), and after the Closing no Company Group Member nor any member of the Seller Group shall have any liability thereunder.

(f) At least five (5) days prior to Closing, Seller will provide Buyer in writing a list of all powers of attorney relating to Taxes then in effect with respect to each Company Group Member. As of the Closing, Seller will cause each Company Group Member to terminate all such powers of attorney except as otherwise requested in writing by Buyer.

(g) At Buyer’s option, Seller shall join in making a valid and timely election under Code Section 338(h)(10) (and any corresponding elections under state, local, or non-U.S. tax law) (collectively, a “Section 338(h)(10) Election”) with respect to the acquisition and disposition of the stock of West At Home, LLC or West Direct II, Inc. hereunder. If requested in writing by Buyer, Seller shall properly complete and duly execute an IRS Form 8023 (and any corresponding or similar Tax form or statement under state, local or non-U.S. Tax law that Buyer reasonably requests), deliver a copy of such executed Tax form or statement to Buyer at least thirty (30) days prior to the date by which it is required to be filed with the relevant taxing authority, and timely file such executed Tax form or statement with the appropriate taxing authority. Prior to Seller joining in making any Section 338(h)(10) Election, Buyer shall provide compensation to Seller for Taxes imposed pursuant to such Section 338(h)(10) Election in excess of the Taxes that would have been imposed without such Section 338(h)(10) Election, together with an additional amount to compensate Seller for the tax consequences of the receipt of such amount (including the additional amount), in all cases as reasonably acceptable to Seller.

8.2. Use of Names. Except as otherwise provided in the West At Home Transitional Trademark License, for a period of 45 days after the Closing Date, Buyer and its Affiliates shall have, and Seller on behalf of itself and the other Selling Group Members hereby grants Buyer and its Affiliates, a non-exclusive, non-transferable, fully paid royalty-free right to refer to the Business as “formerly West Contact Services, Inc.”, “formerly West Asset Management, Inc.”, “formerly West Contact Services Mexico, S. de R.L. de C.V.”, “formerly West Direct II, Inc.”, “formerly West Direct, LLC” or “formerly West Business Solutions” (collectively, the “Marks”) and to use such reference in advertising or in the description or name of any service from time to time provided by Buyer and its Affiliates in continuation of the Business. Notwithstanding the foregoing, Buyer shall, and shall cause each Company Group Member to, use commercially reasonable efforts to change all references to the Marks used by the Company Group as soon as practicable following the Closing Date, and shall make clear in all correspondence and communications made by Buyer, the Company Group and the Business that the members of the Company Group are no longer owned by Seller or its Subsidiaries. Buyer agrees that, as promptly as practicable, and in any event within five (5) Business Days following the Closing, it shall amend the organizational documents of each Company Group Member whose name includes one of the Marks to a name which does not include any of the Marks. Other than as provided in the preceding three sentences, Seller is not granting Buyer or the Company Group or any of their Affiliates a license to use any of Seller’s existing trade names or trademarks (including “West Corporation”), and after the Closing, Buyer shall not permit the Company Group or any Affiliate of the Company Group to use in any manner any names or marks of Seller or any of Seller’s Affiliates or any names or marks which are confusingly similar to any names or marks of Seller or any Affiliate of Seller, provided that the foregoing shall not apply to Transferred Trademarks. Buyer acknowledges that Seller and its Affiliates would be irreparably harmed by any breach of this Section 8.2 and that any relief under Article XI will be inadequate to compensate Seller or such Affiliates for any such breach. Accordingly, Buyer agrees that, in addition to any relief available under Article XI, Seller and its Affiliates shall be entitled, without the necessity of proving actual damages or posting any bond, to injunctive relief against Buyer and any involved Affiliates of Buyer in the event of any breach or threatened breach by Buyer (or its Affiliates) of its covenants and agreements in this Section 8.2, and Buyer (on behalf of itself and its Affiliates) consents to the entry thereof if granted.

8.3. Compensation and Employee Benefit Plan Matters.

(a) Subject to the terms of this Agreement and applicable Requirements of Law, Seller shall, and shall cause its Subsidiaries (as applicable) to, take such actions as may be reasonably necessary to assign and transfer the employment of any Business Employees not employed by a Company Group Member as of the date hereof, to one or more members of the Company Group, with such assignments and transfers of employment to be effective no later than the Closing Date (it being understood and agreed that any employees may terminate their employment at any time and their election to do so shall not constitute a breach of this Agreement by Seller). The assignment and transfer of the employment of any Business Employee as described herein shall be deemed not to be a layoff, severance, position elimination or other termination of the employment of such Business Employee for the purposes of any policy, practice, employee benefit plan or other arrangement of the Seller Group or the Company Group or otherwise. The Company Group shall, and Buyer shall cause the Company Group to, (i) automatically continue the employment of all Business Employees employed by the Company Group as of the Closing Date, and such Business Employees shall not be employed (or considered to be employed) by any member of the Seller Group as of the Closing Date, and (ii) comply with the collective bargaining agreement applicable to West Contact Services Mexico.

(b) Buyer and Seller shall jointly give notice to all Business Employees no later than the Closing Date that the active participation of Business Employees in the Company Plans shall terminate on the Closing Date, as of which date the Business Employees shall be eligible to participate in the employee benefit plans of Buyer pursuant to the terms and conditions of Buyer’s employee benefit plans. In no event shall any employee of the Companies be entitled to accrue any benefits under the Company Plans with respect to services rendered or compensation paid after the Closing Date.

(c) Except as otherwise provided in this Section 8.3, Seller shall retain the responsibility for payment of all covered medical, dental, vision, life insurance, long-term disability or other welfare benefit claims, in each case, incurred by Business Employees prior to the Closing Date (including with respect to long-term disability claims arising from events occurring before the Closing Date to the extent covered under Seller’s long-term disability insurance). Buyer shall remit to Seller all Business Employee premiums due for all Company Plans for coverage attributable to periods prior to the Closing Date to the extent Buyer collects the same after Closing. All benefit Plans and programs established or maintained by Buyer in which the Business Employees participate shall recognize employment with the Asset Contributors or Companies (or their respective predecessors) for purposes of eligibility, vesting and level of vacation, severance and other benefits to the same extent as recognized by the Selling Entities and their Affiliates and the Company Plans. Any pre-existing condition clause in any of the medical and vision plans included in Buyer’s Plans and other employee benefits (collectively, the “Buyer’s Benefit Programs”) shall be waived for those Business Employees who elect to enroll in such medical and/or vision plans within the enrollment period offered to such Business Employees following Closing. Any pre-existing condition clause in the short-term disability plan included in Buyer’s Benefits Programs Plans shall be waived for any Business Employee who is enrolled in a short-term disability plan that is a Company Plan immediately prior to Closing and who elects to enroll in such short-term disability plan included in Buyer’s Benefit Programs within the enrollment period offered to such Business Employee following Closing. Any Business Employee who is enrolled in a dental plan or long-term disability plan that is a Company Plan immediately prior to Closing will be credited under the comparable Buyer Benefit Program (if such Business Employee elects to join any such program) for time of enrollment under such Company Plan. As long as Seller provides Buyer with the applicable deductible and/or out of pocket maximum information, Buyer shall credit Business Employees with any amounts paid under the Company Plans prior to the Closing Date toward satisfaction of applicable deductibles or out of pocket maximums under the corresponding Buyer’s Benefits Programs.

(d) Buyer shall cause the Company Group to provide, recognize and credit each Business Employee employed by a Company Group Member as of the Closing Date with such Business Employee’s accrued but unused vacation time as of the Closing Date, as determined pursuant to Seller’s policy in effect immediately prior to the Closing Date.

(e) Buyer shall establish, for the calendar year in which the Closing Date occurs, flexible spending accounts for medical and dependent care expenses under a new or existing plan established or maintained under Section 125 and Section 129 of the Code (“Buyer’s FSA”), effective as of the Closing Date, for each Business Employee who, on or prior to such date, is a participant in, and maintains a flexible spending account for medical or dependent care expenses under, a Company Plan pursuant to Section 125 and Section 129 of the Code (“Seller’s FSA”). As of the Closing Date, Buyer shall credit the applicable account of each such Business Employee under Buyer’s FSA with an amount equal to the balance of such Business Employee’s account under Seller’s FSA immediately prior to such date. Buyer and Seller intend that the actions to be taken pursuant to this Section 8.3(e) be treated as an assumption by Buyer of the portion of Seller’s FSA and the elections made thereunder attributable to such Business Employees. As soon as reasonably practicable after the Closing Date, Seller shall determine the Aggregate Balance (as defined below) of the assumed flexible spending accounts and notify Buyer of the amount of such Aggregate Balance in writing. For purposes of this Section 8.3(e), the term “Aggregate Balance” shall mean, as of the Closing Date, the aggregate amount of contributions that have been made to the Business Employees’ flexible spending accounts under Seller’s FSA by Business Employees for the plan year in which the Closing Date occurs minus the aggregate amount of reimbursements that have been made from the Business Employees’ flexible spending accounts under Seller’s FSA to Business Employees for the plan year in which the Closing Date occurs. If the Aggregate Balance is a negative amount, Buyer shall pay such negative amount to Seller as soon as practicable following Buyer’s receipt of the written notice thereof. If the Aggregate Balance is a positive amount, Seller shall pay such positive amount to Buyer as soon as practicable following Seller’s delivery to Buyer of the written notice thereof. If the Aggregate Balance is zero, neither Seller nor Buyer shall owe any amount to the other.

(f) Buyer shall be responsible for providing the continuation of group health coverage required by Section 4980B(f) of the Code to the extent required by Requirements of Law to any Business Employee (and such person’s “qualified beneficiaries” within the meaning of Section 4980B(f) of the Code) who has a “qualifying event,” within the meaning of Section 4980B(f) of the Code on or after the Closing Date.

(g) For a period commencing on the Closing Date and ending no earlier than December 31, 2015, Buyer (or an Affiliate of Buyer) shall take any and all action necessary such that each Staff Business Employee shall continue to receive, with respect to his or her employment with Buyer, the Company Group or their Affiliates, (i) base wages or salary and incentive compensation opportunities that in each case are not less favorable than those in effect for such Staff Business Employee immediately prior to the Closing and (ii) other employee benefits that are not less favorable than those of Buyer applicable to similarly situated employees of Buyer. For the period beginning on the Closing Date and ending no earlier than December 31, 2015, Buyer agrees to provide, or cause an Affiliate of Buyer to provide, notice of termination or pay in lieu thereof and severance pay, if applicable, to each

Staff Business Employee that is no less favorable than would be provided under (x) the applicable agreements, policies and practices of Seller, the Companies or the Company Subsidiary, as applicable, in effect immediately prior to the Closing Date, or (y) the policies and practices of Buyer applicable to similarly situated employees of Buyer, whichever is more favorable for such Staff Business Employee. Buyer and the Company Group shall be solely responsible for all liability for severance pay and obligations payable or otherwise due (including, without limitation, under WARN and any similar national, state or local Requirements of Law) to any Business Employee who is terminated by Buyer or any Company Group Member on or after the Closing Date.

(h) With respect to the Business Employees, Buyer and the Company Group shall assume and shall have the liability and obligation for, and neither Seller nor any of its Affiliates shall have any liability or obligation for: (i) short-term disability and sick pay or salary continuation benefits payable on or after the Closing Date, (ii) any medical, dental, vision, life insurance, long-term disability or other welfare benefit claims, in each case, incurred on or after the Closing Date (except with respect to long-term disability claims arising from events occurring before the Closing Date to the extent covered under Seller’s long-term disability insurance) and (iii) the individual agreements with the Business Employees set forth in Schedule 8.3(h).

(i) Buyer and the Company Group shall be liable for any workers’ compensation or similar workers’ protection claims of any Business Employee incurred with respect to which the date of injury (or all dates of injury, if applicable) occurred on or after the Closing Date.

(j) Except to the extent otherwise specifically set forth in this Section 8.3, Seller (or its applicable Affiliate) shall retain all liabilities relating to all Company Plans accrued as of the Closing Date, including all applicable pension obligations and post-retirement healthcare obligations which accrued under such Company Plans as of the Closing Date.

(k) Regardless of anything else contained herein, the Parties do not intend for this Agreement to, and this Agreement shall not, amend any Plans or arrangements or create any rights or obligations except between the Parties. No Business Employee or other current or former employee of any Company Group Member including any beneficiary or dependent thereof, or any other person not a party to this Agreement, shall be entitled to assert any claim, or otherwise have any third party beneficiary rights, hereunder. Notwithstanding anything to the contrary in this Agreement, and without limiting or otherwise affecting any provision of Section 8.3(j), nothing in this Agreement shall (i) give any person the right to be employed by Seller, Buyer, the Companies or any of their respective Affiliates for any period of time, (ii) obligate Seller, Buyer, the Companies or any of the respective Affiliates to offer any inducement or other consideration to any Business Employee to become or remain employed by any Company Group Member, or (iii) prohibit or otherwise limit Seller, Buyer, the Company Group or any of their respective Affiliates from accepting the resignation of any Business Employee, terminating the employment of any Business Employee or, subject to Section 7.2(b)(v), hiring any person who would become a Business Employee.

8.4. Non-Solicitation.

(a) For a period of twenty-four (24) months following the Closing Date, neither Seller nor any of its Subsidiaries shall, or shall permit any of its officers, employees or any other Person acting on its or their behalf to, solicit or attempt to persuade any Buyer Covered Employee to terminate such employment to become an employee of Seller or any of its Subsidiaries; provided, however, that it is understood that this provision shall not prohibit: (i) generalized solicitations by advertising and the like which are not directed to specific individuals or Buyer Covered Employees; (ii) solicitations or hiring of persons whose employment was terminated by Buyer or its Subsidiaries; or (iii) solicitations or hiring of Buyer Covered Employees who have terminated their employment with Buyer at least three (3) months prior to such solicitation and hiring without any prior solicitation by Seller or its Subsidiaries.

(b) For a period of twenty-four (24) months following the Closing Date, neither Buyer nor any of its Subsidiaries (including the Company Group) shall, or shall permit any of its officers, employees or any other Person acting on its or their behalf to, solicit or attempt to persuade any Seller Covered Employee to terminate such employment to become an employee of Buyer or any Subsidiaries of Buyer (including the Company Group), provided, however, that it is understood that this provision shall not prohibit: (i) generalized solicitations by advertising and the like which are not directed to specific individuals or Seller Covered Employees; (ii) solicitations or hiring of persons whose employment was terminated by Seller or its Subsidiaries; or (iii) solicitations or hiring of Seller Covered Employees who have terminated their employment with Seller or its Subsidiaries at least three (3) months prior to such solicitation and hiring without any prior solicitation by Seller or its Subsidiaries.

(c) For a period of twenty-four (24) months following the Closing Date, neither Buyer nor any of its Subsidiaries (including the Company Group) shall, or shall cause any of its officers, employees or any other Person acting on its or their behalf to, solicit any Current Seller Customer to terminate its relationship with Seller or its Subsidiaries (other than the Company Group) as such relationship exists on the Closing Date or enter into a new relationship with Buyer or any of its Affiliates (including the Company Group), in each case with respect to any Interactive Solutions, provided, however, that it is understood that this provision shall not prohibit solicitation of any Current Seller Customer that contacts Buyer or any of its Subsidiaries (including any Company Group Member) on its own initiative without any solicitation by or encouragement from Buyer or any of its Subsidiaries.

(d) For purposes of this Section 8.4:

“Buyer Covered Employees” means (i) any employee of Buyer or its subsidiaries (other than the Company Group) at an operational manager level or above and (ii) any employee of a Company Group Member (after the Closing) at Director level or above;

“Current Seller Customers” means all customers of Seller or any of its Subsidiaries with respect to Interactive Solutions which are also customers of the Company Group as of the Closing Date;

“Interactive Solutions” means non-live agent call customer engagement solutions, including interactive voice recognition/speech automation, SMS/text, mobile applications for customer care and social media and agent resources; and

“Seller Covered Employees” means any employee of Seller or its subsidiaries (other than the Companies) at a Director level or above.

8.5. Non-Competition.

(a) Except as provided in paragraphs (b), (c), (d) or (e) below, during the period commencing on the Closing Date and ending on the third (3rd) anniversary following the Closing Date (the “Restricted Period”), Seller shall not, and Seller shall cause its Subsidiaries not to, provide outsourced agent-based (i) in-bound consumer-based customer care and technical support call center services on behalf of customers in the telecommunications, finance and insurance and broadcasting industries, (ii) first and third party debt collection services (excluding business to business first and third party debt collection services) to government customers and customers in the finance and healthcare industries, and (iii) in-bound call center services in response to mass media advertisements for direct response marketers, in the case of each of (i), (ii), and (iii) above, of a type provided by the Company Group as of immediately prior to the date of this Agreement (collectively, the “Restricted Activities”). Notwithstanding the immediately preceding sentence, this Section 8.5(a) shall not prohibit Seller or any of its Affiliates from any one or more of the following:

(i) owning (A) not more than ten percent (10%) of the outstanding securities of any class listed on a national or foreign securities exchange or regularly traded in the over-the-counter market of any Person engaged, directly or indirectly, in a Restricted Activity; or (B) not more than ten percent (10%) in value of the indebtedness of any Person engaged, directly or indirectly, in a Restricted Activity, provided that Seller and its Subsidiaries do not have the power to control or direct the management or affairs of such Person;

(ii) acquiring, in one transaction or a series of related transactions, by purchase of stock or assets, merger, consolidation or otherwise, the whole or any part of any Person that is engaged in a Restricted Activity or the whole or any part of a business that includes the carrying on of a Restricted Activity (and following such acquisition, actively engaging in the acquired Restricted Activity), if the revenue of such Person or business so acquired attributable to the Restricted Activities did not exceed ten percent (10%) of such Person’s or business’ revenue for the most recently completed fiscal year preceding such transaction;

(iii) acquiring, in one transaction or a series of related transactions, by purchase of stock or assets, merger, consolidation or otherwise, the whole or any part of any Person that is engaged in any Restricted Activity or the whole or any part of a business that is engaged in any Restricted Activity where the revenue of such Person or business so acquired attributable to the Restricted Activities equals or exceeds ten percent (10%) of such Person’s or business’ revenue for the most recently completed fiscal year preceding such transaction, provided that following such purchase, merger, consolidation or other transaction, Seller shall use commercially reasonable efforts to divest the Restricted Activities previously conducted by such Person within twelve months thereafter (unless the Restricted Period would end prior to the one year anniversary of such acquisition, in which case, no divestiture would be required); or

(iv) performing any services pursuant to any Ancillary Agreement.

(b) Nothing in this Agreement, including, Section 8.5(a), shall prevent any Seller or any Affiliate of Seller from providing any Seller Business Services. “Seller Business Services” means (i) any services provided by Seller or its Affiliates (other than the members of the Company Group or pursuant to Assumed Contracts) as of the date hereof, (ii) any services provided by a Company Group Member as of the date hereof which is a Retained Business, and/or (iii) any of the following services:

(A) cost containment services for healthcare insurance payers, third party administrators, managed care organizations, healthcare providers, including hospitals and physicians, and self-insured organizations, which may include, without limitation overpayment identification (post and pre-pay), overpayment recovery, subrogation services, and survey services;

(B) business to business sales and account management services, including lead management, team sell, account management, provisioning management and sole territory coverage, including services of a type sold or provided by members of the Company Group as of immediately prior to the Closing Date which are transferred pursuant to the Reorganization;

(C) healthcare advocacy services, medical services, health and wellness coaching, employee assistance plans, chronic care solutions, benefits enrollment solutions, biometric screening, and price transparency tools and services for consumers, employers and other healthcare industry participants;

(D) in-bound patient communication (including agent-based call center services) on behalf of healthcare equipment providers, pharmaceutical companies, retail providers of healthcare products and services and other healthcare service providers;

(E) notification services in connection with first or third party debt collection services;

(F) operator assisted conference call services;

(G) emergency communication services, including 911 call answering services; and/or

(H) any services described on Schedule 8.5.

(c) Nothing in this Section 8.5 shall prohibit Seller or any of its Affiliates from (a) providing services that constitute Restricted Activities that are incidental or ancillary to any service otherwise permitted hereby and/or providing services otherwise permitted hereby to a third Person which is engaged in Restricted Activities, or in conjunction with a service offering provided by a third party which is engaged in Restricted Activities, including any arrangement pursuant to which the services provided by Seller or any of its Affiliates are offered as an integrated service with the services provided by the third party provider of Restricted Activities. For purposes of this Section 8.5(c), a service is “incidental” or “ancillary” if such service involves no more than twenty (20) employees who are engaged in a Restricted Activity in connection with the relevant primary service offering.

(d) In the event that during the Restricted Period, Seller or its Affiliates request that Buyer or a Company Group Member engage in Restricted Activities for a customer or prospective customer of Seller and its Affiliates to facilitate an offering which would include Restricted Activities and Buyer declines to provide such services on commercially reasonable terms, Seller or its Affiliates shall be permitted to engage in Restricted Activities for such customer or prospective customer on substantially the same terms and to substantially the same extent as such services were requested to be provided by Buyer or a Company Group Member.

(e) For the avoidance of doubt, Section 8.5(a) shall not apply to or bind any unrelated third party that (i) acquires all or a portion of the outstanding equity interest of Seller or any of its Affiliates or (ii) acquires all or a portion of the business or assets of Seller or any of its Affiliates, regardless of the form of such transaction, nor apply or bind to any of the Affiliates of such unrelated third party, so long as none of the foregoing are Affiliates of the Seller or any of its Affiliates; provided that notwithstanding the foregoing, such provisions shall continue to remain binding upon each member of the Seller Group as of the date hereof and as of the date immediately preceding such acquisition.

8.6. Substitution of Guaranty. At or prior to Closing, Buyer shall (i) obtain letters of credit in replacement of the letters of credit of Seller or any Affiliate set forth in Schedule 8.6 (the “Guaranties”), which shall be in such form and from such financial institutions satisfactory to the holder of such Guaranty, and (ii) cause Seller or such Affiliate to be fully released, as of the Closing Date, in respect of all obligations under such Guaranties. With respect to any other obligations of Seller under any guaranties, letters of credit, letters of comfort, bid bonds or performance bonds obtained or given by Seller or any of its Affiliates relating to the Business which Seller notifies Buyer in writing (the “Other Guaranties”), Buyer shall use commercially reasonable efforts to cause Seller or any Affiliate thereof providing an Other Guaranty to be fully released, in each case, effective as promptly as practicable following Closing, in respect of all obligations of Seller and any Affiliate under any such Other Guaranties. If Buyer is unable to effect such a substitution and release with respect to any Other Guaranty after using commercially reasonable efforts to do so, Buyer shall indemnify Seller from any Losses arising from such Other Guaranty, other than Losses arising from the gross negligence or willful misconduct of any Seller Group Member. Without limiting the foregoing, after the Closing, Buyer will not, and will not permit any of its Affiliates to, renew, extend, amend or supplement any loan, contract, lease or other obligation that is covered by an Other Guaranty without providing Seller with evidence satisfactory to Seller that such Other Guaranty has been released. Any cash or other collateral posted by Seller or one of its Affiliates and received by any Buyer Group Member in respect of any Other Guaranty shall be delivered to Seller.

8.7. Intercompany Accounts. During the period from the date hereof through the Closing Date, Seller and its Affiliates shall be permitted to manage all Intercompany Accounts between the Company Group, on the one hand, and Seller or any of its Affiliates (excluding the Company Group), on the other hand, in the sole discretion of Seller; provided that Seller shall cause, in a manner determined by it in its sole discretion, all Intercompany Accounts to be entirely paid in full or otherwise cancelled effective prior to or as of the Closing, excluding intercompany liabilities and intercompany receivables reclassified as trade payables and trade receivables, respectively, and invoiced following Closing in accordance with the Agreed Accounting Principles. In addition, except as set forth on Schedule 8.7, or as otherwise expressly contemplated in the previous sentence or elsewhere in this Agreement, Seller shall cause all agreements and commitments, whether written, oral or otherwise, which are solely between the Company Group, on the one hand, and Seller or any of its Affiliates (excluding the Company Group), on the other hand to be terminated and of no further effect, prior to or as of the Closing.

8.8. Transition Services Set-Up Costs. During the period from the date hereof through the Closing Date, Buyer shall pay Seller (on behalf of Seller and its Affiliates) the total actual costs (without premium or other mark-up) incurred by Seller and its Affiliates in performing set-up activities in anticipation of providing services pursuant to the Transition Services Agreement (including Seller’s and its Affiliates’ actual and/or allocated internal costs and actual amounts paid to third parties (without premium or other mark-up) with respect to software, licenses, services, hardware, assets or other resources used to provide such services), as reasonably determined by Seller in accordance with past practices. Such costs shall be paid by Buyer as Seller and its Affiliates incur such costs, promptly upon receipt of an invoice from Seller and/or its Affiliates to be delivered to Buyer no more frequently than once a month setting forth in each instance in reasonable detail the calculation of the applicable costs.

8.9. Insurance. From and after the Closing Date, the Company Group and the Contributed Assets shall cease to be insured by, or have any rights under, insurance policies or self-insured programs of Seller or any of its Affiliates (other than the Company Group) with respect to events or circumstances occurring, arising or existing prior to or after the Closing Date.

8.10. Mutual Release.

(a) Subject to the limitations set forth herein, Seller on behalf of itself and each other Seller Group Member will, and hereby does, effective as of the Closing, release and forever discharge each Company Group Member and each of their respective managers, directors, officers, employees, Affiliates, agents and representatives from any and all actions, suits, debts, liens, sums of money, accounts, judgments, claims and demands whatsoever, at law or in equity, either in contract or in tort, whether known or unknown, on account of, arising out of or relating to any act or omission of any kind or character whatsoever of each

Company Group Member or any predecessor thereof occurring prior to the Closing or any operations of any Company Group Member or any of its predecessor’s businesses prior to the Closing; provided, however, that such claims shall not include claims arising out of, under or pursuant to this Agreement, any Ancillary Agreement, indemnification rights pursuant to the Companies’ certificate of incorporation, bylaws or other governing documents, intercompany liabilities and intercompany receivables reclassified as trade payables and trade receivables, respectively, and invoiced following Closing in accordance with the Agreed Accounting Principles or, subject to Section 8.7, the Commercial Agreements.

(b) Subject to the limitations set forth therein, Buyer on behalf of itself and each other Buyer Group Member and Company Group Member will, and hereby does, effective as of the Closing, release and forever discharge each Seller Group Member and each of their respective managers, directors, officers, employees, Affiliates, agents and representatives from any and all actions, suits, debts, liens, sums of money, accounts, judgments, claims and demands whatsoever, at law or in equity, either in contract or in tort, whether known or unknown, on account of, arising out of or relating to any act or omission of any kind or character whatsoever of any Selling Group Member or any predecessor thereof in connection with the Business occurring prior to the Closing or any operations of any Selling Group Member or any of its predecessor’s businesses with respect to the Business prior to the Closing; provided, however, that such claims shall not include claims arising out of, under or pursuant to this Agreement or any Ancillary Agreement.

8.11. Director and Officer Liability and Indemnification.

(a) Buyer shall cause the members of the Company Group to, for a period of six (6) years after the Closing Date, indemnify and hold harmless, to the fullest extent permitted under applicable Requirements of Law (and Buyer shall, and shall cause the Company Group to, advance expenses as incurred to the fullest extent permitted under applicable Requirements of Law and the organizational documents of each Company Group Member in respect of), each current or former officer, director, partner, member, manager or employee of each Company Group Member (or their respective predecessors) from and against any and all Losses incurred resulting from matters arising prior to Closing. Buyer agrees that at all times during such six (6) year period, Buyer shall not, and shall cause the members of the Company Group not to, amend the provisions of the organizational documents of the members of the Company Group relating to indemnification, exculpation and advancement of expenses in a manner that would adversely affect any such officer, director, partner, member, manager or employee. In lieu of the foregoing provisions of this Section 8.11, Buyer may, or may cause any Company Group Member to, obtain as of the Closing Date and maintain “tail” insurance policies with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the current or former officers, directors, partners, members, managers or employees of the Company Group, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement).

(b) In the event that (i) a sale of Buyer or all or substantially all of its assets is consummated after the Closing or (ii) this Agreement is otherwise assigned by Buyer in accordance with Section 13.5, Buyer shall cause the applicable acquiror(s), purchaser(s) or assignee(s) to expressly assume the obligations of Buyer contained in this Section 8.11 and confirm such assumption in a writing addressed to Seller.

8.12. Commingled Contracts.

(a) Buyer and Seller acknowledge that members of the Seller Group and the Company Group are parties to certain contracts (collectively, the “Commingled Contracts”) that relate in part to both (a) the operations or conduct of the Business and (b) the operations or conduct of the businesses of Seller and its Affiliates other than the Business (collectively, the “Seller Business”), including those Contracts set forth on Schedule 8.12(a)(i). Except as may be otherwise specified on Schedule 8.12(a)(ii) in respect of specific Commingled Contracts that shall be treated in a different manner, Buyer and Seller shall cooperate with each other and use their respective reasonable best efforts to (i) notify the third party that is the counterparty to each Commingled Contract and, to the extent reasonably within the contractual or other ability or control of Seller or Buyer or their respective Affiliates, as the case may be, to cause the applicable Commingled Contract to be apportioned at the invoice level between the Business and the Seller Business, pursuant to which the Seller Group will assume all of the rights and obligations under such Commingled Contract that relate to the Seller Business, on the one hand, and the Company Group will assume all of the rights and obligation under such Commingled Contract that relate to the Business, on the other hand, and (ii) to the extent reasonably within the contractual or other ability or control of Seller or Buyer or their respective Affiliates, in the case of the Seller Group, to cause the applicable counterparty to release the Company Group from the obligations of the Seller Group arising after the Closing Date under the portion of the Commingled Contract apportioned to the Seller Group and, in the case of the Company Group, to cause the applicable counterparty to release the Seller Group from the obligations of the Company Group arising after the Closing Date under the portion of the Commingled Contract apportioned to the Company Group. From and after the date hereof, the parties shall take actions reasonably necessary to allocate rights and obligations under such Commingled Contracts in accordance with the foregoing. In no event shall any of the foregoing arrangement result in Buyer or a member of the Company Group having any responsibility for any Excluded Liability or in any member of the Seller Group having any responsibility for any Assumed Liability.

(b) For a period beginning on the date hereof and ending thirty (30) days after the Closing Date, Buyer and Seller will cooperate with each other to develop a mutually agreeable transition or separation plan with respect to any vendor agreements that are included among the Commingled Contracts. During such time period, Seller and Buyer will not take any action, and will cause their respective Affiliates (including the Company Group Members) to not take any action, in each case including engaging in any communication, written or unwritten, with the counterparties to such Contracts, to terminate or materially decrease or discontinue their use or purchase of goods and services under such Commingled Contracts with vendors without the written consent of the other party, such consent not to be unreasonably withheld. Following such time period, unless otherwise agreed pursuant to the transition or separation plan referenced above, the parties and their respective Affiliates (including the Company Group Members) may, in its or their sole discretion, terminate, or materially decrease or discontinue its or their use or purchase of goods and services under, any of such Commingled Contracts, other than the Commingled Contracts set forth on Schedule 8.12(b). With respect to the Commingled Contracts set forth on Schedule 8.12(b), any termination, material decrease or discontinuation under such Commingled Contract prior to the end of the termination period specified on Schedule 8.12(b) for such Commingled Contract shall require the prior written consent of the other party; provided, however, that in the case of those Commingled Contracts with a termination period that refers to “the full term of the agreement unless other agreement entered into,” nothing contained in this sentence shall prevent or limit Buyer or any Company Group Member from entering into a new agreement with the counterparty to such Commingled Contract without the consent of Seller as long as such new agreement does not result in a termination of such Commingled Contract as it relates to Seller and does not increase Seller’s obligations under such Commingled Contract after giving effect to this Section 8.12 and any assignment or contribution of such Commingled Contract to a Company Group Member pursuant to Article II.

8.13. Accounts Payable and Receivable.

(a) From and after the Closing, (i) if the Company Group receives any payment, refund or other amount that is properly due and owing in respect of the Seller Business, the Company Group promptly shall remit, or shall cause to be remitted, such amount to Seller or its designee and (ii) if the Seller Group receives any payment, refund or other amount that is properly due and owing to the Business, the Seller Group promptly shall remit, or shall cause to be remitted, such amount to Buyer or its designee.

(b) To the extent the Company Group receives any invoices or statements evidencing amounts owed to another Person in respect of the Seller Business, the Company Group shall promptly deliver such documents to Seller or its designee unless otherwise set forth in the Transition Services Agreement. To the extent the Seller Group receives any invoices or statements evidencing amounts owed to another Person in respect of the Business, Seller shall promptly deliver such documents to Buyer or its designee unless otherwise set forth in the Transition Services Agreement.

(c) Following the Closing, the parties shall cooperate in promptly advising customers and vendors to direct to the appropriate party any future payments by such customers and vendors.

8.14. Litigation Cooperation. From and after the Closing Date, Buyer and Seller shall, and shall cause their applicable Affiliates to, provide such assistance and cooperation as the other party or its counsel may reasonably request in connection with Proceeding relating to the Business, the Company Group, the Contributed Assets and the Assumed Liabilities or the Retained Business, as the case may be, provided that the party making such request shall reimburse each such other party for its reasonable and documented out-of-pocket costs and expenses in providing such assistance; provided, further, that such assistance shall not unreasonably interfere with the business and operations of any such other party or its Affiliates.

8.15. Third Party Consents. Following the Closing, if any consents, waivers or approvals from any third party set forth under items 1 and 2 on Schedule 7.3(a)(i) have not been obtained at or prior to Closing, Seller shall have the right, at its option, upon prior written notice to Buyer, to continue to seek such consents, waivers or approvals in consultation with Buyer, and in connection therewith may agree to an extension of the term of the Contract for which consent is being sought, to the extent that such extension is provided for on Schedule 7.3(a)(i) and the extension does not exceed the term provided for on Schedule 7.3(a)(i); provided, however, that any action taken in seeking such consents shall be undertaken in a manner that shall not unreasonably disrupt the business and operations of the Company Group; provided, further, that notwithstanding anything to the contrary in this Agreement, such action shall not include any requirement of Seller or any of its Affiliates (including, for the avoidance of doubt, the Company Group Members on or prior to the Closing Date) or Buyer or any of its Affiliates (including, for the avoidance of doubt, the Company Group Members after the Closing Date) to pay money to any third party (other than de minimis administrative and review costs), commence or participate in any litigation, arbitration, mediation or administrative process, offer or grant any accommodation or undertake any obligation or liability (in each case financial or otherwise) to any third party (including any Governmental Body); and provided, further, that no provision of any such Contract (other than the term of such Contract to the extent provided for on Schedule 7.3(a)(i)) may be amended or modified in any manner without the prior written consent of Buyer.

8.16. Commercial Agreements. Seller and Buyer hereby agree that from and after the Closing, notwithstanding the terms thereof, each of the Commercial Agreements shall be terminable with or without cause by any of Seller, Buyer or their applicable Affiliates (including the Company Group Members) party thereto upon ninety (90) days prior written notice, and each of Seller and Buyer shall, and shall cause their applicable Affiliates to, take all such actions necessary to effectuate the termination in accordance with this sentence upon the request of the other party.

ARTICLE IX

CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer under this Agreement to consummate the Closing shall, at the option of Buyer (to the extent permissible under applicable Requirements of Law), be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

9.1. Conditions Precedent to Buyer’s Obligations.

(a) No Misrepresentation or Breach of Covenants and Warranties. The representations and warranties of Seller herein (other than any Seller Fundamental Representations) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects, on and as of such earlier date), in each case except for breaches as to matters that, individually or in the aggregate, would not have a Material Adverse Effect. The Seller Fundamental Representations of Seller shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects, on and as of such earlier date). Seller and its Affiliates shall have performed or complied in all material respects with the material obligations and material covenants required by this Agreement to be performed or complied with by them on or before the Closing Date. Buyer shall have received a certificate signed by an authorized officer of Seller to the effect of the preceding three sentences.

(b) Competition and Other Governmental Approvals.

(i) The waiting period under the HSR Act shall have expired or been terminated.

(ii) The parties shall have received all other approvals and consents of Governmental Bodies listed in Schedule 9.1(b). Notwithstanding the foregoing, Buyer shall not assert this condition if a breach of this Agreement by Buyer is the primary cause of any such approvals not having been obtained.

(c) Government Action. No Court Order (in each case whether temporary, preliminary or permanent) prohibiting or making illegal the consummation of the Closing shall have been entered by any Governmental Body of competent jurisdiction and shall remain in effect, and no action, suit or proceeding shall have been instituted by any Governmental Body in the jurisdictions set forth on Schedule 9.1(c) to restrain or prohibit or otherwise challenge the legality or validity of the Closing. Notwithstanding the foregoing, Buyer shall not assert this condition if Buyer has not taken the actions required under Section 7.3. No Requirements of Law shall have been enacted or shall be deemed applicable to the transactions contemplated by this Agreement or any Ancillary Agreement which makes the consummation of the transactions contemplated by this Agreement or such Ancillary Agreement illegal.

(d) Pre-Closing Reorganization. Seller shall have consummated the plan of reorganization as set forth in Schedule 7.4, as supplemented and amended pursuant to Section 7.4.

(e) Closing Deliveries. Seller and its Affiliates shall have delivered to Buyer each of the items set forth in Section 4.4.

(f) Resignations. Buyer shall have received resignations (or evidence of other corporate action sufficient to effectuate the removal of), effective the Closing Date, each director and manager of each Company Group Member. Buyer shall have received resignations from, effective the Closing Date, each officer of each Company Group Member listed in Schedule 9.1(f).

9.2. Frustration of Conditions Precedent. Buyer may not rely on the failure of any condition set forth in Section 9.1 to be satisfied if such failure was caused by Buyer’s failure to act in good faith or to use its commercially reasonable efforts to effect the consummation of the Closing, as required by Section 7.3.

ARTICLE X

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligations of Seller under this Agreement to consummate the Closing shall, at the option of Seller (to the extent permissible under applicable Requirements of Law), be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

10.1. Conditions Precedent to Seller’s Obligations.

(a) No Misrepresentation or Breach of Covenants and Warranties. The representations and warranties of Buyer shall be true and correct on the Closing Date in all material respects as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects, on and as of such earlier date). Buyer and its Affiliates shall have performed or complied in all material respects with the material obligations and material covenants required by this Agreement to be performed or complied with by them on or before the Closing Date. Seller shall have received a certificate signed by an authorized officer of Buyer to the effect of the preceding two sentences.

(b) Competition and Other Governmental Approvals.

(i) The waiting period under the HSR Act shall have expired or been terminated.

(ii) The parties shall have received all other approvals and consents of Governmental Bodies listed in Schedule 9.1(b). Notwithstanding the foregoing, Seller shall not assert this condition if a breach of this Agreement by Seller is the primary cause of any such approvals not having been obtained.

(c) Government Action. No Court Order (in each case whether temporary, preliminary or permanent) prohibiting or making illegal the consummation of the Closing shall have been entered by any Governmental Body of competent jurisdiction and shall remain in effect, and no action, suit or proceeding shall have been instituted by any Governmental Body in the jurisdictions set forth on Schedule 10.1(c) to restrain or prohibit or otherwise challenge the legality or validity of the Closing. Notwithstanding the foregoing, Seller shall not assert this condition if Seller has not taken the actions required under Section 7.3. No Requirements of Law shall have been enacted or shall be deemed applicable to the transactions contemplated by this Agreement or any Ancillary Agreement which makes the consummation of the transactions contemplated by this Agreement or such Ancillary Agreement illegal.

(d) Pre-Closing Reorganization. Seller shall have consummated the plan of reorganization as set forth in Schedule 7.4, as supplemented and amended pursuant to Section 7.4. Notwithstanding the foregoing, Seller shall not assert this condition if a material breach of Section 7.4 by Seller is the primary cause of any such plan of reorganization not having been consummated.

(e) Closing Deliveries. Buyer and its Affiliates shall have delivered to Seller each of the items set forth in Section 4.3.

10.2. Frustration of Conditions Precedent. Seller may not rely on the failure of any condition set forth in Section 10.1 to be satisfied if such failure was caused by Seller’s failure to act in good faith or to use its commercially reasonable efforts to effect the consummation of the Closing, as required by Section 7.3.

ARTICLE XI

INDEMNIFICATION

11.1. Indemnification by Seller.

(a) Subject to the limitations set forth in this Article XI, from and after the Closing, Seller shall indemnify and hold harmless each Buyer Group Member from and against any and all Losses incurred by such Buyer Group Member proximately resulting from:

(i) any breach by Seller or any Seller Affiliate (other than the Company Group) of any of its covenants or agreements in (A) Article VII or (B) any other provision of this Agreement;

(ii) any breach of any warranty or the inaccuracy of any representation of Seller contained in this Agreement or any certificate delivered by or on behalf of Seller pursuant to this Agreement (determined without regard to any limitation or qualification by the words “material”, “in all material respects” or derivatives of such words);

(iii) the Reorganization;

(iv) the Excluded Liabilities, Seller Taxes and the matter set forth on Schedule 11.1(a)(iv);

(v) the matters set forth on Schedule 11.1(a)(v); or

(vi) the matters set forth on Schedule 11.1(a)(vi);

provided, however, that (1) other than with respect to breaches of Seller Fundamental Representations, Seller shall not be required to indemnify and hold harmless any Buyer Group Member under clauses (i)(A), (ii) and (vi) of this Section 11.1(a) with respect to Losses incurred by Buyer Group Members that are $75,000 or less and any such individual claim shall not be aggregated for purposes of the following clause (2) (provided that Losses arising out of the same facts or circumstances may be aggregated for purposes of this clause (1)), (2) other than with respect to breaches of Seller Fundamental Representations, Seller shall be required to indemnify and hold harmless any Buyer Group Member under clauses (i)(A), (ii) and (vi) of this Section 11.1(a) with respect to Losses incurred by Buyer Group Members only to the extent that the aggregate amount of such Losses incurred by the Buyer Group Members exceeds $2,000,000 and then only with respect to such excess, (3) the aggregate amount required to be paid by Seller under Section 11.1(a)(v) shall not exceed $5,000,000, and (4) other than with respect to breaches of Seller Fundamental Representations, the aggregate amount required to be paid by Seller under Sections 11.1(a)(i)(A), 11.1(a)(ii), and 11.1(a)(vi) shall not exceed the sum of (A) $13,750,000 and (B) solely in the event that Seller is required to indemnify for Losses under Section 11.1(a)(ii) with respect to a breach of Section 5.20(b), the amount of such Losses under Section 11.1(a)(ii) with respect to such breach of Section 5.20(b), provided that in no event shall the amount provided for in this clause (B) exceed $7,000,000; provided, further, that Losses, if any, in respect of any breach of Section 5.20(b) shall be paid first from the amount set forth in clause (B) above and second from the amount set forth in clause (A) above; provided, further, that other than for fraud, the aggregate amount required to be paid by Seller pursuant to this Article XI, taken together, shall not exceed the Base Purchase Price. For the avoidance of doubt, other than with respect to breaches of Seller Fundamental Representations, in no event shall the aggregate amount required to be paid by Seller under Sections 11.1(a)(i)(A), 11.1(a)(ii) (other than in respect to a breach of Section 5.20(b)) and 11.1(a)(vi) exceed $13,750,000.

(b) The indemnification provided for in Section 11.1(a)(i) and Section 11.1(a)(ii) shall terminate eighteen (18) months after the Closing Date (and no claims shall be made by any Buyer Group Member under this Article XI thereafter), except that:

(i) the indemnification by Seller shall continue as to the covenants of Seller to be performed after the Closing Date until performed in accordance with their respective terms or, if no term is expressly stated, upon the expiration of the statute of limitations period applicable to the matters covered thereby;

(ii) the indemnification by Seller shall continue as to the Seller Fundamental Representations until the expiration of the applicable statute of limitations;

(iii) the indemnification by Seller shall continue as to the representations and warranties of Seller set forth in clauses (a), (c), (d), (e), (g), (h), (i), (m), (q) and (r) of Section 5.10 (Taxes) until the expiration of the applicable statute of limitations, plus 60 days;

(iv) the indemnification by Seller shall continue as to the representations and warranties of Seller set forth in Sections 5.18 (Employee Benefit Plans) and 5.20 (Employees), which shall terminate the earlier of (A) three (3) years after the Closing Date and (B) the applicable statute of limitations with respect to the liabilities in question (as extended), plus 60 days; and

(v) the indemnification by Seller shall continue as to any Loss of which any Buyer Group Member has notified Seller in accordance with the requirements of Section 11.3 on or prior to the date such indemnification would otherwise terminate in accordance with this Section 11.1 until the liability of Seller shall have been determined pursuant to this Article XI, and Seller shall have reimbursed all Buyer Group Members for the full amount of such indemnifiable Loss in accordance with this Article XI.

(c) The indemnification provided for in this Section 11.1 as to the representations and warranties of Seller set forth in clauses (f), (j) and (o) of Section 5.10 shall terminate eighteen (18) months after the Closing Date (and no claims shall be made by any Buyer Group Member under this Article XI thereafter with respect to such representations and warranties of Seller set forth in such clauses), and no Losses with respect to any breach by Seller or any Seller Affiliate of the representations and warranties of Seller set forth in such clauses shall be taken into account except to the extent of Losses actually incurred with respect to taxable periods or portions thereof (determined on a closing of the books basis) during such eighteen (18) month period due to the breach of the representations and warranties of Seller set forth in clauses (f), (j) and (o) of Section 5.10 (and, for avoidance of doubt, Losses incurred in respect of taxable periods or portions thereof (determined on a closing of the books basis) beyond such eighteen (18) month period shall not be taken into account, whether or not a claim in respect of such Losses is made during such eighteen (18) month period). As provided in Section 5.10, notwithstanding anything to the contrary in this Agreement, for the avoidance of doubt (and without creating any implication as to the scope or effect of any other representations), nothing in the representations and warranties of Seller set forth in clauses (b), (k), (l), (n), or (p) of Section 5.10 shall cause Seller to be liable for any Taxes or related Losses for which Seller is not expressly liable pursuant to Section 8.1 (relating to Tax matters). For the avoidance of doubt, to the extent the applicable Governmental Body successfully challenges Seller’s and its Affiliates’ application of accounting principles or the Code in its Tax Returns, which successful challenge results in Losses to Buyer for Taxes imposed on any Company Group Member attributable to taxable years or periods beginning after the Closing Date (and, with respect to any Straddle Period, the portion of such Straddle Period beginning immediately after the Closing Date), then Buyer may assert a claim for Losses under Section 11.1(a)(iv); provided, however, that Buyer shall not be entitled to indemnification to the extent that such Losses result from the continued application by Buyer of Seller’s and its Affiliates’ application of Seller’s and its Affiliates’ historical accounting principles and interpretation of the Code at any time after the Closing Date.

11.2. Indemnification by Buyer.

(a) Subject to the limitations in this Article XI, from and after the Closing, Buyer shall indemnify and hold harmless each Seller Group Member from and against any and all Losses incurred by such Seller Group Member proximately resulting from:

(i) any breach by Buyer or, after the Closing, the Company Group of any of their respective covenants or agreements in (A) Article VII and (B) any other provision of this Agreement;

(ii) any breach of any warranty or the inaccuracy of any representation of Buyer contained in this Agreement or any certificate delivered by or on behalf of Buyer pursuant to this Agreement (determined without regard to any limitation or qualification by the words “material”, “in all material respects” or derivatives of such words);

(iii) the Assumed Liabilities and Buyer Taxes; or

(iv) the employment, or termination of employment, of any Business Employees on or after the Closing Date, including the payment of compensation earned or benefits accrued by Business Employees on or after the Closing Date.

provided, however, (1) other than with respect to breaches of the Buyer Fundamental Representations, Buyer shall not be required to indemnify and hold harmless any Seller Group Member under clauses (i)(A) and (ii) of this Section 11.2(a) with respect to Losses incurred by Seller Group Members that are less than $75,000 and any such individual claim shall not be aggregated for purposes of the following clause (2) (provided that Losses arising out of the same facts or circumstances may be aggregated for purposes of this clause (1)), (2) other than with respect to breaches of the Buyer Fundamental Representations, Buyer shall be required to indemnify and hold harmless any Seller Group Member under clauses (i)(A) and (ii) of this Section 11.2(a) with respect to Losses incurred by Seller Group Members only to the extent that the aggregate amount of such Losses incurred by the Seller Group Members exceeds $2,000,000 and then only with respect to such excess, and (3) other than with respect to breaches of the Buyer Fundamental Representations, the aggregate amount required to be paid by Buyer under Sections 11.2(a)(i)(A) and 11.2(a)(ii) shall not exceed $13,750,000; and provided, further, that other than for fraud, the aggregate amount required to be paid by Buyer pursuant to this Article XI, taken together, shall not exceed the Base Purchase Price.

(b) The indemnification provided for in this Section 11.2 shall terminate eighteen (18) months after the Closing Date (and no claims shall be made by any Seller Group Member under this Section 11.2 thereafter), except that:

(i) the indemnification by Buyer shall continue as to the covenants of Buyer and the Company Group to be performed after the Closing Date until performed in accordance with their respective terms or, if no term is expressly stated, upon the expiration of the statute of limitations period applicable to the matters covered thereby;

(ii) the indemnification by Buyer shall continue indefinitely as to the matters covered in Sections 11.2(a)(iii) and 11.2(a)(iv);

(iii) the indemnification by Buyer shall continue as to the Buyer Fundamental Representations until the expiration of the applicable statute of limitations; and

(iv) the indemnification by Buyer shall continue as to any Loss of which any Seller Group Member has notified Buyer in accordance with the requirements of Section 11.3 on or prior to the date such indemnification would otherwise terminate in accordance with this Section 11.2 until the liability of Buyer shall have been determined pursuant to this Article XI, and Buyer shall have reimbursed all Seller Group Members for the full amount of such indemnifiable Loss in accordance with this Article XI.

11.3. Notice of Claims.

(a) Any Buyer Group Member or Seller Group Member (the “Indemnified Party”) seeking indemnification hereunder shall give to the party obligated to provide indemnification to such Indemnified Party (the “Indemnitor”) a notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and shall include in such Claim Notice the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based; provided that a Claim Notice in respect of any Third Party Claim shall be given promptly after such Indemnified Party has become aware of such Third Party Claim; provided, further, that failure to give such notice shall not relieve the Indemnitor of its obligations hereunder except to the extent the Indemnitor shall have been prejudiced by such failure (including prejudice to Indemnitor’s right to participate in the defense or resolution of the matter giving rise to the indemnification obligation hereunder). The Indemnified Party shall reasonably cooperate and assist the Indemnitor in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters, including, without limitation, providing during normal business hours upon reasonable advance notice and with a view toward minimizing disruption of the Indemnified Party’s business reasonable access to and copies of information, records and documents relating to such matters (provided that this Section 11.3(a) shall not require the Indemnified Party to make available any such records, materials or information (i) that is subject to attorney-client or other legal privilege if making available any such records, materials or information would result in a violation or waiver of such privilege, or (ii) if the provision thereof to the Indemnitor would violate Requirements of Law) and furnishing employees to assist in the investigation, defense and resolution of such matters.

(b) After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which an Indemnified Party shall be entitled under this Article XI shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Indemnified Party shall have the burden of proof in establishing the amount of Losses suffered by it.

11.4. Third Party Claims.

(a) Any party seeking indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any third Person against the Indemnified Party (a “Third Party Claim”) shall notify the Indemnitor in writing, and in reasonable detail, of the Third Party Claim within ten (10) Business Days (or reasonably more promptly dependent upon the circumstances) after receipt by such Indemnified Party of written notice of the Third Party Claim. Thereafter, the Indemnified Party shall deliver to the Indemnitor, within five (5) Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim. Any notice of a claim by reason of any of the representations, warranties or covenants contained in this Agreement shall refer to the provision of this Agreement upon which such claim is based and describe in reasonable detail (to the extent known) the facts giving rise to an alleged basis for the claim and the amount of the liability asserted against the Indemnitor by reason of the Third Party Claim; provided, however, that the failure or delay of the Indemnified Party to give notice to the Indemnitor as provided in this Section 11.4 shall not relieve the Indemnitor of its obligations hereunder except to the extent the Indemnitor shall have been prejudiced by such failure (including prejudice to Indemnitor’s right to assume or participate in the defense or resolution of the Third Party Claim giving rise to the indemnification obligation hereunder).

(b) In the event of the initiation of a Third Party Claim, the Indemnitor shall have the sole and absolute right after the receipt of notice, at its option and at its own expense, to be represented by counsel of its choice and to control, defend against, negotiate, settle or otherwise deal with any Proceeding, claim, or demand which relates to any Loss indemnified against hereunder; provided, however, that the Indemnified Party may participate in any such Proceeding with counsel of its choice and at its expense; provided further, however, that the Indemnitor shall not be entitled to assume or continue control of the defense of any Third Party Claim if (i) the Third Party Claim primarily relates to or arises in connection with any criminal Proceeding against the Indemnified Party or (ii) the Third Party Claim seeks an injunction or equitable relief against any Indemnified Party; provided further, however, that if the Indemnitor and the Indemnified Party determine that such injunction or equitable relief portion of any Third Party Claim can be so separated from the portion for monetary damages for which the Indemnified Party would be entitled to indemnification under this Agreement, the Indemnitor shall be entitled to assume the defense of the portion relating to monetary damages for which the Indemnified Party would be entitled to indemnification under this Agreement. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any Third Party Claim. To the extent the Indemnitor elects not to defend such Third Party Claim and the Indemnified Party defends against or otherwise deals therewith, the Indemnified Party may retain counsel at the expense of the Indemnitor, which counsel shall be reasonably acceptable to the Indemnitor, and control the defense of such Proceeding; provided, however, that the Indemnitor shall be obligated pursuant to this Section 11.4 to pay for only one firm of counsel for all Indemnified Parties. Neither the Indemnitor nor the Indemnified Party may settle any such Proceeding which it is entitled to, and has elected to, control in accordance with this Section 11.4, which settlement obligates the other party to pay money, to perform obligations or to admit liability without the consent of the other party, such consent not to be unreasonably withheld, conditioned or delayed. If the Indemnified Party shall refuse to consent to the settlement of any Third Party Claim, so long as only money damages are involved and there is no admission of liability or wrongdoing with respect to the Indemnified Party, the liability of the Indemnitor in respect of such Third Party Claim shall not exceed the amount for which the Third Party Claim could have been settled plus the amount of expenses incurred by the Indemnified Party prior to the time of and in connection with the proposed settlement to which it is entitled to indemnification. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay, settle or compromise any Third Party Claim without consent, provided that in such event the Indemnified Party shall waive any right to indemnity therefor hereunder.

(c) If there shall be any conflicts between the provisions of this Section 11.4 and Section 8.1(c) (relating to Tax contests), the provision of Section 8.1(c) shall control with respect to Tax contests.

11.5. Adjustment to Purchase Price. Buyer and Seller agree that, for purposes of computing the amount of any indemnification payment under this Article XI, any such indemnification payment shall be treated as an adjustment to the Purchase Price for all Tax purposes.

11.6. Calculation of Losses.

(a) In calculating any Loss there shall be deducted (i) any insurance recovery in respect thereof (and no right of subrogation shall accrue hereunder to any insurer), (ii) all Tax benefits actually realized by the Indemnified Party or any of its Affiliates through a reduction in federal, state, local and foreign Taxes (including estimated Taxes) then due and payable, or a refund of Taxes previously paid, with respect to the taxable year or period in which such Loss occurred or a prior taxable year or period, but only if and to the extent such reduction or refund in Tax results from incurrence of such Loss, and (iii) any amount to the extent accrued for or reserved against in the Financial Statements or accounted for in the Closing Date Balance Sheet and the Closing Date Working Capital, excluding for purposes of this clause (iii) any such amounts accrued for or reserved against in the Financial Statements or accounted for in the Closing Date Balance Sheet with respect to Taxes (except to the extent such Taxes are also accounted for in Closing Date Working Capital). In the event that expenses are incurred by an Indemnitor in conducting the defense against a Third Party Claim in accordance with Section 11.4(b), such expenses shall not constitute Losses for purposes of determining the maximum aggregate amount to be paid by the applicable Indemnitor pursuant to Section 11.1 or 11.2, as the case may be. To the extent a Loss (A) has not otherwise been reduced pursuant to clause (ii) of this Section 11.6(a), and (B) remains available to be utilized to reduce Taxes actually due and payable by the Indemnified Party or its Affiliates with respect to future years, the Indemnified Party shall remit to the Indemnitor the amount, if any, of any Tax benefit actually realized by the Indemnified Party or its Affiliates with respect to the two (2) taxable years or periods following the year or period in which the Loss was incurred. For purposes of this Section 11.6, a Tax benefit is realized to the extent (i) the Tax liability of the Indemnified Party or its Affiliates calculated by excluding the relevant Tax deductions, losses and credits attributable to the Loss exceeds (ii) the actual Tax liability of the Indemnified Party or its Affiliates calculated by taking into account the relevant Tax deductions, losses and credits attributable to the Loss (and treating such deductions, losses and credits as the last items in such calculation). The Indemnified Party shall remit to the Indemnitor the amount of the realized Tax benefit within thirty (30) days after the date of realization.

(b) No party shall have any liability or obligation under any provision of this Agreement for any punitive, consequential, special or indirect damages, including business interruption, loss of future revenue whether or not expected, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement.

(c) Buyer and Seller shall cooperate with each other with respect to resolving any claim or Loss for which indemnification may be required hereunder, including by making, or causing the applicable Indemnified Party to make, all commercially reasonable efforts to mitigate any such claim or Loss. If Buyer or Seller shall fail to make such commercially reasonable efforts, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any Person for any claim, liability or Loss that would reasonably be expected to have been avoided if such efforts had been made. Without limiting the generality of the foregoing, Buyer and Seller shall, or shall cause the applicable Indemnified Party to, use commercially reasonable efforts to seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder.

(d) Notwithstanding any other provision of this Agreement to the contrary, Seller shall have no Liability for any inaccuracy in or breach of any representation, warranty, covenant or agreement by Seller if Buyer had Knowledge on or before the Closing Date of the facts as a result of which or in connection with such representation, warranty, covenant or agreement was inaccurate or breached. Solely for purposes of this Section 11.6(d), Knowledge of Buyer as it relates to materials in the Data Room shall be confined to those materials in the Data Room and available for viewing by Buyer on or prior to October 28, 2014. Notwithstanding any other provision of this Agreement to the contrary, Buyer shall have no Liability for any inaccuracy in or breach of any representation, warranty, covenant or agreement by Buyer if Seller had Knowledge on or before the Closing Date of the facts as a result of which or in connection with such representation, warranty, covenant or agreement was inaccurate or breached.

11.7. Assignment of Claims. If any Indemnified Party or any of its Affiliates receives any payment from any Indemnitor in respect of any Losses pursuant to this Article XI and the Indemnified Party or any of its Affiliates could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnitor, the Indemnified Party or its applicable Affiliate shall assign, on a non-recourse basis and without any representation or warranty, such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnitor to recover from the Potential Contributor the amount of such payment. If any such assignment would afford the Potential Contributor any defense to the payment of the same, such assignment shall not take place and the Indemnified Party will, at Indemnitor’s direction, take all reasonable actions to seek to recover such claim from such Potential Contributor. Any payment received in respect of such claim against the Potential Contributor (whether by the Indemnitor or the relevant Indemnified Party as provided in the immediately preceding sentence) shall be distributed, (a) first, to the Indemnitor in an amount equal to the aggregate payments made by the Indemnitor to the Indemnified Party in respect of such claim, plus the costs and expenses incurred in investigating, prosecuting, defending or otherwise addressing such claim, (b) second, to the Indemnified Party in the amount of any deductible or similar amount required to be paid by the Indemnified Party prior to the Indemnitor being required to make any payment to the Indemnified Party plus, in the case of any claim by the Indemnified Party as provided in the immediately preceding sentence, the costs and expenses incurred in investigating, prosecuting, defending or otherwise addressing such claim, and (c) third, the balance, if any, to the Indemnified Party.

11.8. Exclusive Remedy.

(a) Except for intentional fraud and for injunctive relief, if the Closing occurs, this Article XI shall be the exclusive remedy for any breach of this Agreement (whether under this Agreement or arising under common law or Requirements of Law), any certificate or document delivered pursuant hereto or, except as expressly specified therein, any Ancillary Agreement. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Requirements of Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Requirements of Law, except pursuant to the indemnification provisions set forth in this Article XI.

(b) Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement or by reason of a Party receiving an adjustment to the Base Purchase Price pursuant to Article III in connection with the facts giving rise to the right of indemnification.

ARTICLE XII

TERMINATION

12.1. Termination. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing Date:

(a) by the mutual consent of Buyer and Seller;

(b) by Buyer or Seller if the Closing shall not have occurred on or before April 30, 2015 (the “Termination Date”); provided, however, that if all of the conditions to Closing, other than the conditions set forth in Section 9.1(b) and Section 10.1(b) (and other than those conditions that by their nature can only be satisfied at the Closing), shall have been satisfied or waived by the applicable party hereto at least five (5) Business Days prior to such time, the Termination Date may be extended by either Seller or Buyer by written notice to the other party up to a date that is not more than sixty (60) days after the original Termination Date;

(c) by Buyer in the event of (i) any material breach by Seller of any of Seller’s covenants, agreements, representations or warranties contained herein that would result in any condition in Section 9.1(a) not being capable of being satisfied by the Termination Date and (ii) the failure of Seller to cure such breach within 30 days after receipt of notice from Buyer requesting such breach to be cured;

(d) by Seller in the event of (i) any material breach by Buyer of any of Buyer’s covenants, agreements, representations or warranties contained herein that would result in any condition in Section 10.1(a) not being capable of being satisfied by the Termination Date and (ii) the failure of Buyer to cure such breach within 30 days after receipt of notice from Seller requesting such breach to be cured; or

(e) by Buyer or Seller if any Governmental Body of competent jurisdiction shall have issued a Court Order prohibiting or making illegal the consummation of the Closing and such Court Order has become final and nonappealable.

12.2. Notice of Termination. Any party desiring to terminate this Agreement pursuant to Section 12.1 shall give notice of such termination to the other parties to this Agreement.

12.3. Effect of Termination. In the event that this Agreement shall be terminated pursuant to this Article XII, all further obligations of the parties under this Agreement (other than Sections 12.3, 13.2 and 13.10) shall be terminated without further liability of any party to the other, provided that nothing herein shall relieve any party from liability for its breach of this Agreement.

ARTICLE XIII

GENERAL PROVISIONS

13.1. Survival of Obligations. Except as otherwise provided herein, the representations and warranties, pre-Closing covenants and agreements of Seller or Buyer contained in this Agreement shall survive the consummation of the transactions contemplated by this Agreement for a period of eighteen months, except for the periods stated in Sections 11.1 and 11.2 with respect to those representations, warranties and covenants expressly referred to in such Sections. Except as otherwise provided herein, no claim shall be made for the breach of any representation or warranty contained in Articles V or VI or under any certificate delivered with respect thereto under this Agreement after the date on which such representations and warranties terminate as set forth in this Section 13.1. Nothing in this Section 13.1 shall limit any covenant or agreement of the parties which by its terms contemplates performance after the Closing.

13.2. Confidential Nature of Information. Each party agrees that it will treat in confidence all documents, materials and other information which it shall have obtained regarding the other party or its Affiliates during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents, and, in the event the transactions contemplated hereby shall not be consummated, each party shall return to the other party all copies of nonpublic documents and materials which have been furnished in connection therewith and shall return or destroy all analyses, compilations, studies or other documents of or prepared by such party from such information (and confirm to the other party in writing that it has done so). Such documents, materials and information shall not be communicated to any third Person (other than to a party’s counsel, accountants, financial advisors or lenders). No party shall use any such confidential information in any manner whatsoever except solely for the purpose of evaluating the transactions contemplated by this Agreement; provided, however, that after the Closing, Buyer may use or disclose any confidential information (i) of the Company Group or the Business (other than the Seller Business), or (ii) related to the Contributed Assets and the Assumed Liabilities. The obligation of each party to treat such documents, materials and other information in confidence shall not apply to any information which (i) is or becomes available to such party from a source other than such other party, (ii) is or becomes available to the public other than as a result of disclosure by such party or its agents, (iii) is required to be disclosed under applicable Requirements of Law, but only to the extent it must be disclosed, or (iv) such party reasonably deems necessary to disclose to obtain any of the consents or approvals contemplated hereby.

13.3. No Public Announcement. Neither Buyer nor Seller shall, without the approval of the other, make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that any such party shall be so obligated by Requirements of Law, in which case the other party shall be advised and the parties shall use their commercial reasonable efforts to cause a mutually agreeable release or announcement to be issued; provided that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement or to comply with the accounting and Securities and Exchange Commission disclosure obligations or the rules of any stock exchange (provided that the issuing party shall nonetheless provide the other party with notice of, and the opportunity to review, any such communication or disclosure).

13.4. Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered (i) when delivered personally or (ii) upon the date of signed receipt thereof when sent by registered or certified mail or by private courier addressed as follows:

If to Buyer, to:

Alorica Inc.

5 Park Plaza, Suite 1100

Irvine, California 92614

Attention: Chief Financial Officer

Fax: 949-527-4849

with a copy to:

Alorica Inc.

5 Park Plaza, Suite 1100

Irvine, California 92614

Attention: General Counsel

Fax: 949-527-4849

with a further copy to (which shall not constitute notice):

McGuireWoods LLP

1800 Century Park East, 8th Floor

Los Angeles, California 90067

Attention: Neil W. Rust

Fax: 310-956-3106

If to Seller, to:

West Corporation

11808 Miracle Hills Drive

Omaha, Nebraska 68154

Attention: General Counsel

Fax: 402-963-1211

with a copy to:

Sidley Austin LLP

One South Dearborn St.

Chicago, Illinois 60603

Attention:	Paul L. Choi (pchoi@sidley.com)
Jonathan C. Babb (jbabb@sidley.com)
Fax: 312-853-7036

or to such other address as such party may indicate by a notice delivered to the other party hereto.

13.5. Successors and Assigns.

(a) The rights of either party under this Agreement shall not be assignable by such party hereto prior to the Closing without the written consent of the other. Following the Closing, either party may assign any of its rights hereunder to any of its Affiliates, but no such assignment shall relieve such party of its obligations hereunder.

(b) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties and successors and assigns permitted by this Section 13.5 any right, remedy or claim under or by reason of this Agreement; provided, however, the provisions of Section 13.14, Section 13.19, this Section 13.5(b) and Section 13.7 shall be enforceable by each Lender.

13.6. Access to Records after Closing.

(a) For a period of six years after the Closing Date, Seller and its representatives shall have reasonable access to all of the books and records of the Company Group pertaining to the operations of the Company Group or the Seller Group prior to the Closing Date (to the extent that such books and records were delivered to Buyer (either directly or indirectly through Buyer’s acquisition of the Company Group Members) pursuant to this Agreement) for any reasonable business purpose, including in order for Seller to (i) defend an indemnified claim made pursuant to this Agreement, (ii) defend a Tax proceeding or Tax audit, (iii) respond to a written demand of a Governmental Body with jurisdiction over the Seller Group and (iv) comply with its reporting obligations under applicable securities laws; provided, however, that nothing in this Section 13.6(a) shall obligate Buyer or its

Affiliates to provide any such access if providing such access would violate Requirements of Laws. Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours and with a view toward minimizing disruption of business. Seller shall be solely responsible for any costs or expenses incurred by it, its representatives, Buyer or any Company Group Member pursuant to this Section 13.6(a). If Buyer or the Company Group shall desire to dispose of any of such books and records prior to the expiration of such six-year period, Buyer shall, prior to such disposition, give Seller a reasonable opportunity, at Seller’s expense, to segregate and remove such books and records as Seller may select.

(b) For a period of six years after the Closing Date, Buyer and its representatives shall have reasonable access to all of the books and records of the Seller Group pertaining to the Business prior to the Closing Date (to the extent that such books and records were not delivered to Buyer (either directly or indirectly through Buyer’s acquisition of the Company Group Members) pursuant to this Agreement) for any reasonable business purpose, including in order for Buyer to (i) defend an indemnified claim made pursuant to this Agreement, (ii) defend a Tax proceeding or Tax audit, (iii) respond to a written demand of a Governmental Body with jurisdiction over the Buyer Group and (iv) comply with its reporting obligations under applicable securities laws; provided, however, that nothing in this Section 13.6(b) shall obligate Seller or its Affiliates to provide any such access if providing such access would violate Requirements of Laws. Such access shall be afforded by Seller upon receipt of reasonable advance notice and during normal business hours and with a view toward minimizing disruption of business. Buyer shall be solely responsible for any costs or expenses incurred by it, its representatives, Seller or any Seller Group Member pursuant to this Section 13.6(b). If Seller shall desire to dispose of any of such books and records prior to the expiration of such six-year period, Seller shall, prior to such disposition, give Buyer a reasonable opportunity, at Buyer’s expense, to segregate and remove such books and records as Buyer may select.

13.7. Entire Agreement; Amendments; Conflicts.

(a) This Agreement and the Exhibits and Schedules referred to herein and the documents delivered pursuant hereto contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all prior agreements, understandings or letters of intent between or among any of the parties hereto, including, without limitation, the Confidentiality Agreement. This Agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of the parties hereto; provided that this Section 13.7(a), Section 13.5, Section 13.14 and Section 13.19 may not be amended in a manner adverse to any Lender without the written consent of such Lender.

(b) In the event of any conflict between the terms of this Agreement and the terms any instrument of transfer in a form attached hereto as Exhibit E, Exhibit F, Exhibit F-1, Exhibit F-2 or Exhibit F-3, the terms of this Agreement shall control.

13.8. Interpretation. Article titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. The words “or” and “nor” shall not be exclusive. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns. Unless the context shall otherwise require, any reference to any contract, instrument, statute, rule or regulation is a reference to it as amended and supplemented from time to time (and, in the case of a statute, rule or regulation, to any successor provision). The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement. All payments and adjustments under this Agreement shall be made in U.S. Dollars; provided, however, that the return to Seller of cash or other collateral received any Buyer Group Member pursuant to Section 8.6 shall be made in the currency received by such Buyer Group Member. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Disclosure of any fact or item in any Schedule hereto referenced by a particular section in this Agreement shall be deemed to have been disclosed with respect to every other section in this Agreement. Except as explicitly disclosed as material in this Agreement or the Schedules hereto, neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule hereto is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule hereto is intended to imply that such item or matter, or other items or matters, are or are not in the Ordinary Course of Business, and no party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not in the Ordinary Course of Business for purposes of this Agreement. No later than three (3) Business Days prior to the Closing, Seller shall have the right upon notice to Buyer to supplement, modify or update the Schedules to this Agreement; provided that the information disclosed to Buyer pursuant to any such supplement, modification or update shall not be taken into account for purposes of determining whether the conditions described in Article IX have been satisfied; provided, further, that if the Closing occurs, any such supplement, modification or update shall be effective to cure and correct for all other purposes (including, for the avoidance of doubt, for purposes of Article XI) any inaccuracy in or breach of any representation, warranty or covenant which would have existed at Closing if Seller had not made such supplement, modification or update, and all references in this Agreement to any Schedule to this Agreement which is supplemented, modified or updated in accordance with this Section 13.8 shall for purposes after the Closing be deemed to be a reference to such Schedule as so supplemented, modified or updated.

13.9. Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

13.10. Expenses. Each party hereto will pay all costs and expenses incident to its negotiation and preparation of this Agreement and to its performance and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel, investment bank and accountants.

13.11. Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

13.12. Execution in Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to each of Seller and Buyer.

13.13. Further Assurances.

(a) On and after the Closing Date each party hereto shall take such other actions and execute such other documents and instruments of conveyance and transfer as may be reasonably requested by the other party hereto from time to time to effectuate the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) The parties hereto acknowledge and agree that certain assets, rights and claims of the Seller Group that are not related exclusively to the Business may be transferred pursuant to this Agreement. If, following the Closing, Buyer or any member of the Seller Group reasonably determines that any such asset was transferred to Buyer, the parties agree, if and to the extent otherwise consistent with this Agreement and the Ancillary Agreements to which they are party, to cooperate to transfer back to the Seller Group or its designated Affiliate such asset as promptly as practicable without the payment of consideration. The parties hereto acknowledge and agree that certain assets of the Asset Contributors related exclusively to the Business may not have been transferred pursuant to this Agreement. If, following the Closing, Buyer or any Asset Contributor determines that any such asset was not transferred to Buyer, the parties agree, if and to the extent otherwise consistent with this Agreement and the Ancillary Agreements to which they are party, to cooperate to transfer to Buyer such asset as promptly as practicable without the payment of any further consideration.

13.14. Governing Law; Submission to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the internal laws (as opposed to the conflicts of law provisions) of the State of Delaware. Each party irrevocably submits to the exclusive jurisdiction of the Delaware State courts located in the City of Wilmington, Delaware, and the United States District Court for the District of Delaware (and the appropriate appellate courts), for the purposes of any suit, action or other proceeding arising out of this Agreement, any Ancillary Agreement, any certificate delivered pursuant hereto or thereto or any transaction contemplated by this Agreement. Each party agrees to commence any such action, suit or Proceeding either in the United States District Court for the District of Delaware or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in any Delaware State court located in the City of Wilmington, Delaware. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, any Ancillary Agreement or the transactions contemplated by this Agreement in (i) any Delaware State court located in the City of Wilmington, Delaware or (ii) the United States District Court for the District of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, INVOLVING OR OTHERWISE IN RESPECT OF THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY (INCLUDING BUT NOT LIMITED TO ANY DISPUTE ARISING OUT OF OR RELATING TO THE DEBT COMMITMENT LETTER, THE FINANCING AGREEMENTS OR THE PERFORMANCE THEREOF). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE ANCILLARY AGREEMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.14.

Notwithstanding anything contrary in this Agreement, each of the parties hereto agrees that it will not bring or support, nor will it permit any of its Affiliates to bring or support, any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Lenders in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter, the Financing Agreements or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and, in each case, appellate courts thereof). The parties hereto further agree that all of the provisions of the preceding paragraph of this Section 13.14 relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third party-claim referenced in this paragraph. The provisions of this paragraph shall be enforceable by each Lender, its Affiliates and their respective successors and permitted assigns.

13.15. Waiver of Conflicts; Confidentiality and Privilege. Buyer (on behalf of itself and its Affiliates) hereby irrevocably acknowledges and agrees that: (a) Seller and its respective Affiliates shall each have the right to retain the Designated Firm to represent their respective interests in any Dispute arising under or in connection with this Agreement or the transactions contemplated hereby, (b) Buyer (on behalf of itself and its Affiliates) irrevocably waives, consents to and covenants not to assert any objection, based on conflict of interest, to any representation of Seller or any of its Affiliates by the Designated Firm prior to or after the Closing in any Dispute by any Buyer Group Member against Seller or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby, (c) all communications at or prior to Closing between any of Seller, the Company Group Members or any of their respective Affiliates, managers, members, officers or employees, on the one hand, and the Designated Firm, on the other hand, made solely in connection with the negotiation, preparation, execution, delivery and closing under, or any Dispute arising under or in connection with, this Agreement (the “Protected Seller Communications”), shall be deemed to be privileged and confidential communications, (d) all rights to such Protected Seller Communications, and the control of the confidentiality and privilege applicable thereto, shall be retained by Seller and (e) to the extent Buyer or any of its Affiliates should discover in its possession after the Closing any Protected Seller Communications, it shall take reasonable steps to preserve the confidentiality thereof and promptly deliver the same to Seller, keeping no copies, and shall not by reason thereof assert any loss of confidentiality or privilege protection.

13.16. Disclaimer of Warranties. Buyer acknowledges that none of Seller, the Selling Entities, any Company, any Company Subsidiary, any Asset Contributor or any other Person has made any representation or warranty, express or implied, as to the financial projections, forecasts, cost estimates and other predictions relating to the Companies, the Company Subsidiary or the Asset Contributors delivered or made available to Buyer. EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT OR THE SCHEDULES ATTACHED HERETO AND THE CERTIFICATE DELIVERED BY SELLER PURSUANT TO THIS AGREEMENT, THE COMPANIES EQUITY, THE CONTRIBUTED ASSETS AND THE BUSINESS, ASSETS AND LIABILITIES OF THE COMPANY GROUP ARE BEING SOLD WITHOUT, AND SELLER EXPRESSLY DISCLAIMS ANY AND ALL OTHER, WARRANTIES, REPRESENTATIONS AND GUARANTEES WHETHER EXPRESS OR IMPLIED. SELLER MAKES NO REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AND NO IMPLIED WARRANTIES WHATSOEVER.

13.17. Independent Investigation. Buyer acknowledges that it has conducted its own independent investigation, review and analysis of the business, assets and liabilities of the Company Group, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller and the Company Group for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller set forth in this Agreement; (b) neither Seller nor any of its representatives nor any other Person has made any representation nor warranty, express or implied, as to the accuracy or completeness of any memoranda, charts, summaries or schedules heretofore made available by Seller or its representatives to Buyer or any other information except as expressly set forth in this Agreement, and (c) except in the case of fraud, neither Seller nor any of its representatives nor any other Person will have or be subject to any liability to Buyer, any Affiliate of Buyer or any other Person (including the Confidential Information Memorandum and any information, documents or material made available to Buyer in the Data Room, management presentations or in any other form in expectation of the transactions contemplated by this Agreement) resulting from the distribution of any such information to, or use of any such information by, Buyer, any Affiliate of Buyer or any of their agents, consultants, accountants, counsel or other representatives. No Person is asserting the truth of any representation and warranty set forth in this Agreement; rather the parties have agreed that, other than in the case of fraud, if any representations and warranties of any party prove untrue, the other party shall have the specific rights and remedies herein specified as the exclusive remedy therefor, but that no other rights, remedies or causes of action (whether in law or in equity or whether in contract or in tort) are permitted to any party hereto as a result of the untruth of any such representation and warranty.

13.18. Specific Performance. Each of the parties agrees that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by Buyer or Seller were not performed in accordance with their specific terms or were otherwise breached. Accordingly, prior to any termination of this Agreement pursuant to Section 12.1, each of Buyer and Seller shall be entitled to seek specific performance of the terms hereof, including an injunction or injunctions and any other equitable relief to prevent breaches of this Agreement by the other Party, and to seek to enforce specifically the terms and provisions of this Agreement in the U.S. District Court in the District of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. Buyer and Seller hereby waive (i) any defense in any action for an injunction, specific performance and other equitable relief that a remedy at law would be adequate and (ii) any requirements of applicable Requirements of Law to post security as a prerequisite to obtaining equitable relief.

13.19. Non-Recourse to Lenders. Subject to the rights of the parties to the Debt Commitment Letter under the terms of the Debt Commitment Letter, none of the parties hereto, nor or any of their respective Affiliates, solely in their respective capacities as parties to this Agreement, shall have any rights or claims against any Lender, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing, and the Lenders, solely in their respective capacities as lenders or arrangers, shall not have any rights or claims against any party hereto or any related person thereof, in connection with this Agreement or the Debt Financing, whether at law or equity, in contract, in tort or otherwise.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

ALORICA INC.

By:	/s/ Andy Lee
Name:	Andy Lee
Title:	Chairman and Chief Executive Officer

WEST CORPORATION

By:	/s/ Tom Barker
Name:	Tom Barker
Title:	Chief Executive Officer

[Signature Page to Asset Contribution and Equity Purchase Agreement]